JORDAN K. THOMSEN

Vice President and Counsel

(212) 314-5431

Fax: (212) 314-3953

November 20, 2012

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AXA Equitable Life Insurance Company
Form N-4 Registration Statement
File Nos. 333-182903 and 811-22651
CIK #: 0001537470

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s oral comments received on November 5, 2012 and to inform the staff of certain modifications to the product’s design since our last filing. The Annual Roll-up rate has been changed from 4.5% to 4% if withdrawals are taken from the contract prior to the year the owner turns 65. The current and maximum charges for the GMIB, “Greater of” death benefit and GWBL have increased. The maximum transfer point schedule has been changed back to reflect the design of the prior generation of the Accumulator® Series. All examples impacted by these changes have been updated. The disclosure for New York in “Appendix IX: State contract availability and/or variations of certain features and benefits” has been updated.

With respect to the staff’s comments, we first set forth each specific staff comment and then provide our response.

1.	The definition of “Excess withdrawal” should be expanded to include a statement that withdrawals taken during the first contract year are also Excess withdrawals.

Response 1:

This definition has been expanded.

2.	In Appendix IV, please include an example of how withdrawals under the RMD program affect the calculation of the GMDB benefit base, the Annual Roll-up amount and the “Greater of” death benefit in (1) the first contract year and (2) in subsequent contract years.

Response 2:

The withdrawal treatment under our automatic RMD service (“RMD program”) has not changed with this generation of the Accumulator® Series. The difference between the Accumulator® Series 13.0 design and the previous generation is the treatment of non-RMD program withdrawals taken during the first contract year. In the previous generation, non-RMD program withdrawals taken in the first contract year were treated as Excess withdrawals, but did not reduce the Annual Roll-up amount. Beginning with the Accumulator® Series 13.0, any non-RMD program withdrawal taken in the first contract year is treated as an Excess withdrawal and reduces the Annual Roll-up amount on a dollar-for-dollar basis, potentially to zero. An exception is made for RMD program withdrawals taken in the first contract year. These RMD program withdrawals reduce the benefit bases for the GMIB, the “Greater of” death benefit and the Highest Anniversary Value death benefit (if elected with the GMIB) on a dollar-for-dollar basis, but do not reduce the Annual Roll-up amount. In subsequent contract years, all non-RMD program withdrawals in excess of the Annual withdrawal amount are treated as Excess withdrawals. For RMD program withdrawals in subsequent years, the amount of the RMD payment in excess of the Annual withdrawal amount reduces the applicable benefit bases on a dollar-for-dollar basis. This withdrawal treatment in subsequent years, for both RMD program and non-RMD program withdrawals, has not changed since the prior version of the contract.

The purpose of the withdrawal scenarios in Appendix IV is to demonstrate the adverse impact of an Excess withdrawal on the benefit bases. When the Annual withdrawal amount is exceeded due to a compliant RMD program withdrawal, the withdrawal treatment is more favorable to the contract owner. Rather than further complicate the current example, we have added an explanation in the example that the withdrawal does not represent a RMD program withdrawal. Furthermore, we have provided a cross reference to the “Lifetime required minimum distribution withdrawals” section where the withdrawal treatment for the RMD program is explained.

Tandy Representation

On behalf of the Company and its Separate Account 70 (the “Registrant”), we hereby make the representations below regarding the above-referenced registration statement on Form N-4.

1.	Should the Securities and Exchange Commission (the “Commission”) or its Staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The actions of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact the undersigned at (212) 314-5431 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Jordan K. Thomsen

Jordan K. Thomsen

cc:	Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

The Accumulator(R) Series 13.0

A combination variable and fixed deferred annuity contract

PROSPECTUS DATED

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS
IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY
OTHER ACTION UNDER YOUR CONTRACT. YOU SHOULD READ THE PROSPECTUSES FOR EACH
TRUST, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

WHAT IS THE ACCUMULATOR(R) SERIES 13.0?

The Accumulator(R) Series 13.0 (the "Accumulator(R) Series") are deferred annuity contracts issued by AXA EQUITABLE LIFE INSURANCE COMPANY. The series consists of Series B, Series CP(R) and Series L. The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our
"investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging or the account for special money market dollar cost averaging (together, the "Special
DCA programs")./(+)/

For Series CP(R) contracts, we allocate a credit to your account value at the same time we allocate your contribution. Under the Series CP(R) contracts, a portion of the withdrawal charge and operations charge are used to recover the cost of providing the credit. The charge associated with the credit may, over time, exceed the sum of the credit and related earnings. Expenses for a contract with a credit may be higher than expenses for a contract without a credit.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this
Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations to this contract, see
Appendix IX later in this Prospectus. All features and benefits described in this Prospectus may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. We can refuse to accept any application. We can refuse to accept any contribution from you at any time, including after you purchase the contract.
-------------
(+)The account for special dollar cost averaging is only available with Series
   B and Series L contracts. The account for special money market dollar cost averaging is only available with Series CP(R) contracts.
----------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
----------------------------------------------------------------------------
.. AXA Balanced Strategy/(1)/             . EQ/Large Cap Growth PLUS
.. AXA Conservative Growth Strategy/(1)/  . EQ/Large Cap Value PLUS
.. AXA Conservative Strategy/(1)/         . EQ/Lord Abbett Large Cap Core
.. AXA Growth Strategy/(1)/               . EQ/MFS International Growth
.. AXA Moderate Growth Strategy/(1)/      . EQ/Mid Cap Value PLUS
.. AXA Tactical Manager 2000              . EQ/Money Market
.. AXA Tactical Manager 400               . EQ/Montag & Caldwell Growth
.. AXA Tactical Manager 500               . EQ/Morgan Stanley Mid Cap Growth
.. AXA Tactical Manager International     . EQ/Mutual Large Cap Equity
.. AXA Ultra Conservative Strategy/(2)/   . EQ/Oppenheimer Global
.. EQ/AllianceBernstein Dynamic Wealth    . EQ/PIMCO Ultra Short Bond
  Strategies                             . EQ/Quality Bond PLUS
.. EQ/AllianceBernstein Small Cap Growth  . EQ/T. Rowe Price Growth Stock
.. EQ/AXA Franklin Small Cap Value Core   . EQ/Templeton Global Equity
.. EQ/Boston Advisors Equity Income       . EQ/UBS Growth and Income
.. EQ/Calvert Socially Responsible        . EQ/Van Kampen Comstock
.. EQ/Capital Guardian Research           . EQ/Wells Fargo Omega Growth
.. EQ/Core Bond Index                     . Multimanager Aggressive Equity
.. EQ/Davis New York Venture              . Multimanager Core Bond
.. EQ/Equity Growth PLUS                  . Multimanager International Equity
.. EQ/Franklin Core Balanced              . Multimanager Large Cap Core
.. EQ/Franklin Templeton Allocation         Equity
.. EQ/Global Bond PLUS                    . Multimanager Large Cap Value
.. EQ/Global Multi-Sector Equity          . Multimanager Mid Cap Growth
.. EQ/Intermediate Government Bond        . Multimanager Mid Cap Value
.. EQ/International Core PLUS             . Multimanager Multi-Sector Bond
.. EQ/JPMorgan Value Opportunities        . Multimanager Small Cap Growth
.. EQ/Large Cap Core PLUS                 . Multimanager Small Cap Value
                                         . Multimanager Technology
----------------------------------------------------------------------------
(1)The "AXA Strategic Allocation Portfolios."
(2)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program and is not part of Option A or Option B. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Each variable investment option is a subaccount of Separate Account No. 70.
Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of AXA Premier VIP Trust or the EQ Advisors Trust (the
"Trusts"). Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options and to limit the number of variable investment options which you may elect. The contract also includes a guaranteed interest option and a Special DCA program.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK
GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                   #381178/13.0

The contract includes investment restrictions. You must allocate amounts under either Option A -- Asset Allocation ("Option A") or Option B -- Custom
Selection ("Option B"), which are discussed later in this Prospectus. Option A requires that 100% of your account value be invested in the AXA Strategic
Allocation Portfolios, the EQ/Money Market Portfolio, the guaranteed interest option or a Special DCA program. Option B permits allocation to additional variable investment options subject to certain category and percentage limitations. Consequently, a contract owner who is interested in having more investment options would elect Option B. If you elect the Guaranteed minimum income benefit I -- Asset Allocation ("GMIB I -- Asset Allocation"), your contract will be restricted to Option A. If you don't elect a Guaranteed minimum income benefit or if you elect Guaranteed minimum income benefit II --
Custom Selection ("GMIB II -- Custom Selection"), you can choose either Option
A or Option B. Because GMIB II -- Custom Selection permits you to allocate amounts under either Option A or Option B, the fees associated with GMIB II --
Custom Selection are higher than those associated with GMIB I -- Asset
Allocation. See "Allocating your contributions" later in this Prospectus for more information on the requirements related to Options A and B.

If the GMIB, "Greater of" Guaranteed minimum death benefit ("GMDB") or the
Guaranteed withdrawal benefit for life ("GWBL") is in effect, you are required to participate in the asset transfer program ("ATP"). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra
Conservative Strategy investment option and the variable investment options.
For more information, see "Asset transfer program ("ATP")" in "Contract features and benefits" later in this Prospectus.

TYPES OF CONTRACTS. We offer the contracts for use as:

..   A nonqualified annuity ("NQ") for after-tax contributions only.

..   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.

..   Traditional and Roth Inherited IRA beneficiary continuation contract
    ("Inherited IRA") (direct transfer and specified direct rollover contributions only).

..   An annuity that is an investment vehicle for a qualified plan ("QP")
    (whether defined contribution or defined benefit; transfer contributions only).

Not all types of contracts are available with each version of the
Accumulator(R) Series contracts. See "Rules regarding contributions to your contract" in "Appendix VII" for more information.

The registration statement relating to this offering has been filed with the
Securities and Exchange Commission ("SEC"). The statement of additional
information ("SAI") dated            is part of the reg- istration statement.
The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling
1-800-789-7771. The SAI is incorporated by this reference into this Prospectus.
This Prospectus and the SAI can also be obtained from the SEC's website at
www.sec.gov. The table of contents for the SAI appears at the back of this
Prospectus.

Contents of this Prospectus

--------------------------------------------------------------------------------

       Definitions of key terms                                       5
       Who is AXA Equitable?                                          8
       How to reach us                                                9
       The Accumulator(R) Series at a glance -- key features         11

       -----------------------------------------------------------------
       FEE TABLE                                                     14
       -----------------------------------------------------------------

       Examples                                                      16
       Condensed financial information                               17

       -----------------------------------------------------------------
       1.CONTRACT FEATURES AND BENEFITS                              18
       -----------------------------------------------------------------
       How you can purchase and contribute to your contract          18
       Owner and annuitant requirements                              18
       How you can make your contributions                           19
       What are your investment options under the contract?          19
       Portfolios of the Trusts                                      20
       Allocating your contributions                                 26
       Dollar cost averaging                                         29
       Credits (FOR SERIES CP(R) CONTRACTS ONLY)                     30
       Guaranteed minimum death benefit and Guaranteed minimum
         income benefit base                                         31
       Annuity purchase factors                                      33
       Guaranteed minimum income benefit ("GMIB")                    34
       Guaranteed minimum death benefit                              39
       Guaranteed withdrawal benefit for life ("GWBL")               41
       How withdrawals affect your guaranteed benefits               47
       Inherited IRA beneficiary continuation contract               48
       Your right to cancel within a certain number of days          50

       -----------------------------------------------------------------
       2.DETERMINING YOUR CONTRACT'S VALUE                           51
       -----------------------------------------------------------------
       Your account value and cash value                             51
       Your contract's value in the variable investment options      51
       Your contract's value in the guaranteed interest option       51
       Your contract's value in the account for special dollar cost
         averaging                                                   51
       Insufficient account value                                    51

-------------
"We,""our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and
"your," we mean the person who has the right or responsibility that the
Prospectus is discussing at that point. This is usually the contract owner.
When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

                                                 CONTENTS OF THIS PROSPECTUS 3

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3.TRANSFERRING YOUR MONEY AMONG INVESTMENT
  OPTIONS                                                       52
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Transferring your account value                                 52
Disruptive transfer activity                                    53
Rebalancing your account value                                  53

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4.ACCESSING YOUR MONEY                                          54
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Withdrawing your account value                                  54
How withdrawals are taken from your account value               57
Withdrawals treated as surrenders                               57
Surrendering your contract to receive its cash value            57
When to expect payments                                         58
Your annuity payout options                                     58

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5. CHARGES AND EXPENSES                                         61
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Charges that AXA Equitable deducts                              61
Charges that the Trusts deduct                                  65
Group or sponsored arrangements                                 65
Other distribution arrangements                                 65

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6. PAYMENT OF DEATH BENEFIT                                     66
-------------------------------------------------------------------
Your beneficiary and payment of benefit                         66
Non-spousal joint owner contract continuation                   67
Spousal continuation                                            67
Beneficiary continuation option                                 68

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7. TAX INFORMATION                                              70
-------------------------------------------------------------------
Overview                                                        70
Contracts that fund a retirement arrangement                    70
Transfers among investment options                              70
Taxation of nonqualified annuities                              70
Individual retirement arrangements (IRAs)                       72
Traditional individual retirement annuities (traditional IRAs)  73
Roth individual retirement annuities (Roth IRAs)                77
Federal and state income tax withholding and information
  reporting                                                     80
Special rules for contracts funding qualified plans             81
Impact of taxes to AXA Equitable                                81

-------------------------------------------------------------------
8. MORE INFORMATION                                             82
-------------------------------------------------------------------
About Separate Account No. 70                                   82
About the Trusts                                                82
About the general account                                       82
About other methods of payment                                  83
Dates and prices at which contract events occur                 83
About your voting rights                                        84
Misstatement of age                                             84
Statutory compliance                                            84
About legal proceedings                                         84
Financial statements                                            84
Transfers of ownership, collateral assignments, loans and
  borrowing                                                85
About Custodial IRAs                                       85
How divorce may affect your guaranteed benefits            85
How divorce may affect your Joint life GWBL                85
Distribution of the contracts                              86

--------------------------------------------------------------
APPENDICES
--------------------------------------------------------------
       -
          I  --  Condensed financial information                      I-1
         II  --  Examples of automatic payment plans                 II-1
        III  --  Purchase considerations for QP contracts           III-1
         IV  --  Guaranteed benefit base examples                    IV-1
          V  --  Hypothetical illustrations                           V-1
         VI  --  Earnings enhancement benefit example                VI-1
        VII  --  Rules regarding contributions to your contract     VII-1
       VIII  --  Formula for asset transfer program for
                   guaranteed benefits                             VIII-1
         IX  --  State contract availability and/or variations of
                   certain features and benefits                     IX-1

       ------------------------------------------------------------------
       STATEMENT OF ADDITIONAL INFORMATION
         Table of contents
       ------------------------------------------------------------------

4   CONTENTS OF THIS PROSPECTUS

Definitions of key terms

--------------------------------------------------------------------------------

ANNUAL ROLL-UP AMOUNT -- The "Annual Roll-up amount" is the amount credited to your Roll-up benefit base on each contract date anniversary if there has ever been a withdrawal from your contract.

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your Roll-up benefit base once you take a withdrawal from your contract.
Beginning with the contract year in which the first withdrawal is taken out of the contract until the contract date anniversary following age 85, the Annual
Roll-up rate is:

 .   5%, if withdrawals begin after the contract date anniversary when the owner is age 64.

 .   4%, if withdrawals begin on or prior to the contract date anniversary when the owner is age 64.

ANNUAL WITHDRAWAL AMOUNT -- The "Annual withdrawal amount" is the amount you can withdraw without reducing your Roll-up benefit base. It is equal to the
Annual Roll-up rate, multiplied by the Roll-up benefit base as of the most recent contract date anniversary.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

APPLICABLE PERCENTAGE -- The "Applicable percentage" is the rate used to calculate your Guaranteed annual withdrawal amount if your GMIB is converted to the GWBL on the contract date anniversary following age 85.

ASSET TRANSFER PROGRAM -- The asset transfer program ("ATP") is a feature of the GMIB, the "Greater of" GMDB and the GWBL. The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra Conservative
Strategy investment option and the variable investment options.

ATP EXIT OPTION -- Beginning in your second contract year if you elected a
GMIB, the "ATP exit option" allows you to transfer 100% of your account value from the AXA Ultra Conservative Strategy investment option to your variable investment options.

ATP TRANSFER -- A transfer between the AXA Ultra Conservative Strategy investment option and the variable investment options.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock
Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m.
Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the account value less: (i) the total amount or a pro rata portion of the annual administrative charge and any optional benefit charges;
and (ii) any applicable withdrawal charges.

CONTRACT DATE -- The "contract date" is the effective date of the contract.
This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT MONTHIVERSARY -- The "contract monthiversary" means the same date of the month as the contract date.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CONVERSION EFFECTIVE DATE -- The "Conversion effective date" is the date the contract converts from GMIB to GWBL and occurs on the contract date anniversary following the contract owner's age 85.

CREDIT -- An amount credited to your account value at the same time we allocate your contribution. The amount of the credit is 3% of each contribution based on total first year contributions. The credit applies only to Series CP(R)
contracts.

CUSTOMIZED PAYMENT PLAN -- For contracts with GMIB, our "Customized payment plan" provides scheduled payments up to your Annual withdrawal amount. For contracts that convert from GMIB to GWBL, our "Customized payment plan"
provides scheduled payments up to your Guaranteed annual withdrawal amount.

CUSTOM SELECTION RULES -- The "Custom Selection Rules" are rules for the allocation of contributions to, and transfers among, the Option B investment options. These rules require that allocations be made according to certain categories and investment option limits.

DEFERRAL ROLL-UP AMOUNT -- The "Deferral Roll-up amount" is the amount credited to your Roll-up benefit base on each contract date anniversary provided you have never taken a withdrawal from your contract.

DEFERRAL ROLL-UP RATE -- The "Deferral Roll-up rate" is used to calculate amounts credited to your Roll-up benefit base before you take your first withdrawal from your contract. The Deferral Roll-up rate is 5%.

EARNINGS ENHANCEMENT BENEFIT -- The "Earnings enhancement benefit" is an optional benefit that provides additional death benefit protection.

EXCESS WITHDRAWAL -- For contracts with the GMIB, an "Excess withdrawal" is the portion of your cumulative withdrawals that exceeds your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, an "Excess withdrawal" is the portion of your cumulative withdrawals that exceeds your
Guaranteed annual withdrawal amount. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. In your first contract year, all withdrawals (except for RMD payments through our automatic RMD service) will reduce your benefit bases on a pro rata basis, because you do not have an
Annual withdrawal amount in that year.

                                                   DEFINITIONS OF KEY TERMS  5

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, which will generally reflect any gain or loss in the investment options.

"GREATER OF" GMDB -- The "Greater of" Guaranteed minimum death benefit ("GMDB")
is an optional guaranteed minimum death benefit. The death benefit and its charge are calculated using the greater of two benefit bases -- (1) the Roll-up benefit base and (2) the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" GMDB under the contract. This contract offers two different versions of the "Greater of" GMDB.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT -- The "Guaranteed annual withdrawal amount" is the maximum annual amount you can withdraw without reducing your
GWBL benefit base. It is equal to the Applicable percentage in effect at the time, multiplied by the GWBL benefit base as of the most recent contract date anniversary.

GUARANTEED MINIMUM INCOME BENEFIT ("GMIB") -- The GMIB is an optional benefit that provides income protection for you during your life once you elect to annuitize your contract by exercising the benefit. There is an additional charge for the GMIB under the contract. This contract offers two different versions of the GMIB.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE ("GWBL") -- The Guaranteed withdrawal benefit for life ("GWBL") is not available at issue. The GWBL is only available to owners who have elected a GMIB. If you do not elect to exercise or terminate your GMIB, it will automatically convert to the GWBL as of the contract date anniversary following age 85. The GWBL guarantees that you can take withdrawals up to a maximum amount ("Guaranteed annual withdrawal amount") each contract year following the conversion.

GWBL BENEFIT BASE -- The "GWBL benefit base" is calculated upon conversion from the GMIB on the contract date anniversary following age 85. The initial GWBL benefit base is your account value or Roll-up benefit base on the Conversion effective date, whichever produces the higher Guaranteed annual withdrawal amount.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit. The death benefit is calculated using your highest account value on any contract date anniversary up to the contract date anniversary following age 85. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the guaranteed interest option to the variable investment options. There are two options under the program -- the Fixed dollar option and the Interest sweep option.

IRA -- Individual retirement annuity contract, either traditional IRA or Roth
IRA (may also refer to an individual retirement account or an individual retirement arrangement).

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

MAXIMUM PAYMENT PLAN -- For contracts with GMIB, our "Maximum payment plan"
provides scheduled payments of your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, our "Maximum payment plan" provides scheduled payments of your Guaranteed annual withdrawal amount.

NQ CONTRACT -- Nonqualified annuity contract.

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

QP CONTRACT -- An annuity contract that is an investment vehicle for a qualified plan.

RETURN OF PRINCIPAL DEATH BENEFIT -- The "Return of Principal" death benefit is calculated based on the total contributions to your contract, adjusted for withdrawals. There is no additional charge for this death benefit.

ROLL-UP BENEFIT BASE -- The Roll-up benefit base is used to determine the value of the GMIB and the "Greater of" GMDB. The Roll-up benefit base is also used to determine your Annual withdrawal amount. Your Roll-up benefit base is created and increased by contributions to your contract. The Roll-up benefit base is not an account value or cash value.

..   FOR GMIB: The Roll-up benefit base is used to determine your (i) lifetime payments upon exercise of the benefit and (ii) charge for the benefit.

..   FOR "GREATER OF" GMDB: The Roll-up benefit base is one component of the
    "Greater of" GMDB. The other component is the Highest Anniversary Value benefit base.

SPECIAL DCA PROGRAMS -- We use the term "Special DCA Programs" to collectively refer to our special dollar cost averaging program and our special money market dollar cost averaging program, which are described below:

..   SPECIAL DOLLAR COST AVERAGING -- Our "Special dollar cost averaging program" allows for the systematic transfers of amounts in the account for special dollar cost averaging into the variable investment options and the guaranteed interest option. The account for special dollar cost averaging is part of our general account. This program is only available with Series
    B and Series L contracts.

..   SPECIAL MONEY MARKET DOLLAR COST AVERAGING -- Our "Special money market dollar cost averaging program" allows for the systematic transfers of amounts in the account for special money market dollar cost averaging into the variable investment options and the guaranteed interest option. This program is only available with Series CP(R) contracts.

VALUATION DAY -- A "valuation day" is a scheduled date each month the contract is in effect that the asset transfer program formulas are calculated to determine whether a transfer is required.

VARIABLE INVESTMENT OPTIONS -- The "variable investment options" available under your contract differ depending on whether you elect Option A or Option B.
Except where noted, when we refer to variable investment options we are not including the AXA Ultra Conservative Strategy investment option, which is part of the ATP.

6   DEFINITIONS OF KEY TERMS

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
account value                          Annuity Account Value

unit                                   Accumulation Unit

Deferral Roll-up amount                Deferral bonus Roll-up amount

Deferral Roll-up rate                  Deferral bonus Roll-up rate
-----------------------------------------------------------------------------

                                                   DEFINITIONS OF KEY TERMS  7

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life insurance corporation. We have been doing business since 1859. AXA
Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc. (the
"parent"), a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA
Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot
Participations, AXA America Holdings, Inc. and AXA Equitable Financial
Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately
$508 billion in assets as of December 31, 2011. For more than 150 years AXA
Equitable has been among the largest insurance companies in the United States.
We are licensed to sell life insurance and annuities in all fifty states, the
District of Columbia and Puerto Rico. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

8   WHO IS AXA EQUITABLE?

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITH CHECKS:

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1577
  Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:

..   written confirmation of financial transactions and certain nonfinancial transactions, including termination of a systematic withdrawal option;

..   statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

..   annual statement of your contract values as of the close of the contract year, including notification of eligibility to exercise the GMIB and/or the
    Roll-up benefit base reset option and eligibility to convert the GMIB to the GWBL as of the contract date anniversary following age 85.
--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND ONLINE ACCOUNT ACCESS ("OAA")
 SYSTEMS:

TOPS is designed to provide you with up-to-date information via touch-tone telephone. OAA is designed to provide this information through the Internet.
You can obtain information on:

..   your current account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options;

..   the daily unit values for the variable investment options; and

..   performance information regarding the variable investment options (not available through TOPS).

You can also:

..   change your allocation percentages and/or transfer among the investment options, excluding (i) transfers into or out of the AXA Ultra Conservative
    Strategy Portfolio and (ii) (for TOPS only) transfers out of the guaranteed interest option;

   -- Note, TOPS is not available for transfers if you elect Option B.

..   rebalance under Option A (through OAA only);

..   elect to receive certain contract statements electronically;

..   change your address (not available through TOPS);

..   sign up for one-time or automatic resets (through OAA only);

..   change your TOPS personal identification number ("PIN") (through TOPS only)
    and your OAA password (through OAA only); and

..   access Frequently Asked Questions and Service Forms (not available through
    TOPS).

TOPS and OAA are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. You may use OAA by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market

                                                      WHO IS AXA EQUITABLE?  9

timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).
--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

..   Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

..   Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE
PROVIDE FOR THAT PURPOSE (AND SUBMITTED IN THE MANNER THAT THE FORMS SPECIFY):

(1)authorization for telephone transfers by your financial professional;

(2)conversion of a traditional IRA to a Roth IRA contract;

(3)tax withholding elections (see withdrawal request form);

(4)election of the Beneficiary continuation option;

(5)IRA contribution recharacterizations;

(6)Section 1035 exchanges;

(7)direct transfers and rollovers;

(8)election of the ATP exit option;

(9)exercise of the GMIB or election of an annuity payout option;

(10)requests to reset your Roll-up benefit base by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(11)death claims;

(12)change in ownership (NQ only, if available under your contract);

(13)requests for enrollment in either our Maximum payment plan or Customized payment plan;

(14)purchase by, or change of ownership to, a nonnatural owner;

(15)requests to collaterally assign your NQ contract;

(16)requests to drop the GWBL or the GMIB;

(17)election to convert the GMIB to the GWBL as of the contract date anniversary following age 85;

(18)requests to add a Joint life after conversion of the GMIB to the GWBL as of the contract date anniversary following age 85;

(19)requests to transfer, re-allocate, rebalance and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems); and

(20)withdrawal requests.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES
OF REQUESTS:

(1)beneficiary changes;

(2)contract surrender;

(3)Investment simplifier;

(4)special money market dollar cost averaging (if available); and

(5)special dollar cost averaging (if available).

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION
GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)Investment simplifier;

(2)special money market dollar cost averaging (if available);

(3)special dollar cost averaging (if available);

(4)Maximum payment plan;

(5)Customized payment plan;

(6)substantially equal withdrawals;

(7)systematic withdrawals;

(8)the date annuity payments are to begin; and

(9)RMD payments from inherited IRAs.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION AT
LEAST 30 CALENDAR DAYS PRIOR TO YOUR CONTRACT DATE ANNIVERSARY:

(1)automatic annual reset program; and

(2)automatic customized reset program.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

10  WHO IS AXA EQUITABLE?

The Accumulator(R) Series at a glance -- key features

--------------------------------------------------------------------------------

THREE CONTRACT SERIES  This Prospectus describes The Accumulator(R) Series contracts -- Series B, Series CP(R) and Series L. Each
                       series provides for the accumulation of retirement savings and income, offers income and death benefit protection, and offers various payout options. Also, each series offers the
                       Guaranteed minimum income benefit ("GMIB"), the Guaranteed minimum death benefits and the ability to convert from the
                       GMIB to the Guaranteed withdrawal benefit for life ("GWBL").

                       Each series provides a different charge structure. For
                       details, please see the summary of the contract features
                       below, the "Fee table" and "Charges and expenses" later in this Prospectus.

                       Each series is subject to contribution rules, which are
                       described in "Contribution amounts" later in this section
                       and in "How you can purchase and contribute to your
                       contract" in "Contract features and benefits" and in "Rules regarding contributions to your contract" in Appendix VII
                       later in this Prospectus.

                       The chart below shows the availability of key features
                       under each series of the contract.

                                             SERIES B  SERIES CP(R)  SERIES L
 -----------------------------------------------------------------------------
 Special dollar cost averaging                 Yes         No          Yes
 -----------------------------------------------------------------------------
 Special money market dollar cost averaging    No          Yes         No
 -----------------------------------------------------------------------------
 Credits                                       No          Yes         No
 -----------------------------------------------------------------------------

                            Throughout the Prospectus, any differences among the
                            contract series are identified.

                            You should work with your financial professional to decide which series of the contract may be appropriate for you
                            based on a thorough analysis of your particular insurance
                            needs, financial objectives, investment goals, time
                            horizons and risk tolerance.
----------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT     The Accumulator(R) Series' variable investment options
MANAGEMENT                  invest in different Portfolios managed by professional
                            investment advisers.
----------------------------------------------------------------------------------------
GUARANTEED INTEREST OPTION  .   Principal and interest guarantees.
                            .   Interest rates set periodically.
----------------------------------------------------------------------------------------
TAX CONSIDERATIONS          .   No tax on earnings inside the contract until you make
                                withdrawals from your contract or receive annuity
                                payments.
                            ------------------------------------------------------------
                            .   No tax on transfers among investment options inside the
                                contract.
                            ------------------------------------------------------------
                            If you are purchasing or contributing to an annuity
                            contract which is an Individual Retirement Annuity (IRA) or to fund an employer retirement plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the
                            Internal Revenue Code for these types of arrangements.
                            Before purchasing or contributing to one of these
                            contracts, you should consider whether its features and
                            benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits
                            and costs of these annuities compared with any other
                            investment that you may use in connection with your
                            retirement plan or arrangement. Depending on your personal situation, the contract's guaranteed benefits may have
                            limited usefulness because of required minimum
                            distributions ("RMDs").
----------------------------------------------------------------------------------------
GUARANTEED MINIMUM          The GMIB provides income protection for you during your
INCOME BENEFIT ("GMIB")     life once you elect to annuitize the contract by exercising the benefit. If you elect GMIB I -- Asset Allocation, your contract will be restricted to Option A. If you elect GMIB
                            II -- Custom Selection, you may allocate amounts under
                            either Option A or Option B, and therefore, the fees
                            associated with GMIB II -- Custom Selection are higher than those associated with GMIB I -- Asset Allocation. If you do not elect to exercise the GMIB, this benefit will
                            automatically convert to the GWBL as of the contract date
                            anniversary following age 85, unless you terminate the
                            benefit.

                            If you elect GMIB, your investment allocations are subject to our asset transfer program ("ATP"). The ATP uses
                            predetermined mathematical formulas to move account value
                            between the AXA Ultra Conservative Strategy investment
                            option and the variable investment options. Under these
                            formulas, your account value may be transferred between the variable investment options which you have selected and the
                            AXA Ultra Conservative Strategy investment option. For more information, please see "Guaranteed minimum income benefit
                            ("GMIB")" in "Contract features and benefits" later in this
                            Prospectus and Appendix VIII to this Prospectus.


                       THE ACCUMULATOR(R) SERIES AT A GLANCE -- KEY FEATURES 11

                          The GWBL guarantees that you can take withdrawals up to a
                          maximum amount each contract year. Excess withdrawals can
                          cause a significant reduction in your guaranteed benefit
                          bases and in some cases result in a termination of your
                          contract. THE GWBL IS AVAILABLE ONLY UPON A CONVERSION FROM
                          THE GMIB ON THE CONTRACT DATE ANNIVERSARY FOLLOWING AGE 85.
                          If you have not elected to exercise the GMIB as of the
                          contract date anniversary following age 85, the GMIB will
                          automatically convert to the GWBL effective on that date.
                          Upon conversion to GWBL, you will continue to have the
                          investment option choices that were available to you under your GMIB and your contract will continue to be subject to the ATP.

                          The guaranteed benefits under the contract are supported by
                          AXA Equitable's general account and are subject to AXA
                          Equitable's claims paying ability. Contract owners should
                          look to the financial strength of AXA Equitable for its
                          claims paying ability.
--------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH  .   Return of Principal death benefit
BENEFITS ("GMDBS")        .   Highest Anniversary Value death benefit
                          .   "Greater of" GMDB
                             -- The "Greater of" GMDB I (available only if elected
                                with the GMIB I -- Asset Allocation); or
                             -- The "Greater of" GMDB II (available only if elected
                                with the GMIB II -- Custom Selection)
                          All three GMDBs are available in combination with the GMIB.
                          The Return of Principal death benefit and the Highest
                          Anniversary Value death benefit are available without the
                          GMIB. However, the "Greater of" GMDB can only be selected
                          in combination with the GMIB. If you do not select either
                          the Highest Anniversary Value death benefit or the "Greater of" GMDB, the Return of Principal death benefit will
                          automatically be issued with all eligible contracts.
                          Eligible contracts are those that meet the owner and
                          annuitant issue age requirements described under "Rules
                          regarding contributions to your contract" in "Appendix VII".

                          The guaranteed benefits under the contract are supported by
                          AXA Equitable's general account and are subject to AXA
                          Equitable's claims paying ability. Contract owners should
                          look to the financial strength of AXA Equitable for its
                          claims paying ability.
--------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS      The chart below shows the minimum initial and, in
                          parenthesis, additional contribution amounts under the
                          contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" and
                          "Rules regarding contributions to your contract" in
                          "Appendix VII" for more information, including important
                          limitations on contributions.

                                                 SERIES B         SERIES CP(R)   SERIES L
-------------------------------------------------------------------------------------------------
NQ                                               $25,000($500)    $25,000($500)  $25,000($500)
-------------------------------------------------------------------------------------------------
Traditional IRA                                  $25,000($50)     $25,000($50)   $25,000($50)
-------------------------------------------------------------------------------------------------
Roth IRA                                         $25,000($50)     $25,000($50)   $25,000($50)
-------------------------------------------------------------------------------------------------
Inherited IRA Beneficiary Continuation contract  $25,000($1,000)  n/a            $25,000($1,000)
(traditional IRA or Roth IRA) ("Inherited IRA")
-------------------------------------------------------------------------------------------------
QP                                               $25,000($500)    $25,000($500)  $25,000($500)
-------------------------------------------------------------------------------------------------
                               .   No contributions will be accepted after the first
                                   contract year (other than QP contracts). For QP
                                   contracts, the maximum aggregate contributions for any
                                   contract year is 100% of first-year contributions.
                                   Sub- sequent contributions are not permitted after
                                   conversion to the GWBL.

                               .   Maximum contribution limitations apply to all contracts.
                               ------------------------------------------------------------
                               We currently do not accept any contribution to your
                               contract if: (i) the sum total of all contributions under
                               your Accumulator(R) Series 13.0 contract would then total
                               more than $1,000,000 ($500,000 for owners or annuitants who are age 81 and older at contract issue); (ii) the sum total of all contributions under all Accumulator(R) Series and
                               Retirement Cornerstone(R) Series contracts with the same
                               owner or annuitant would then total more than $1,500,000;
                               or (iii) the aggregate contributions under all AXA
                               Equitable annuity accumulation contracts with the same
                               owner or annuitant would then total more than $2,500,000.

                               Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions,
                               including our rights to (i) change minimum and maximum
                               contribution requirements and limitations, and (ii)
                               discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your
                               contributions and transfers to any of the variable
                               investment options and to limit the number of variable
                               investment options which you may elect.
-------------------------------------------------------------------------------------------
CREDIT                         We allocate your contributions to your account value. We
(SERIES CP(R) CONTRACTS ONLY)  allocate a credit to your account value at the same time that we allocate your contributions. The credit will apply to additional contribution amounts only to the extent that those amounts exceed total withdrawals from the contract.
                               The amount of credit is 3% of each contribution. The credit is subject to recovery by us in certain limited
                               circumstances.
-------------------------------------------------------------------------------------------

12  THE ACCUMULATOR(R) SERIES AT A GLANCE -- KEY FEATURES

----------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY        .   Partial withdrawals
                            .   Several withdrawal options on a periodic basis
                            .   Contract surrender
                            .   Maximum payment plan (only under contracts with GMIB or
                                GWBL)
                            .   Customized payment plan (only under contracts with GMIB
                                or GWBL)
                            You may incur a withdrawal charge for certain withdrawals
                            or if you surrender your contract. You may also incur
                            income tax and a tax penalty. Certain withdrawals will
                            diminish the value of optional benefits.
----------------------------------------------------------------------------------------
PAYOUT OPTIONS              .   Fixed annuity payout options
                            .   Other payout options through other contracts
----------------------------------------------------------------------------------------
ADDITIONAL FEATURES         .   Guaranteed minimum death benefit options
                            .   Dollar cost averaging
                            .   Automatic quarterly account value rebalancing (Option B
                                only)
                            .   Free transfers
                            .   Waiver of withdrawal charge for certain withdrawals,
                                disability, terminal illness, or confinement to
                                a nursing home
                            .   Earnings enhancement benefit, an optional death benefit
                                available under certain contracts
                            .   Option to drop the GMIB after issue
                            .   Option to drop the GWBL after conversion
                            .   Spousal continuation
                            .   Beneficiary continuation option (IRA and NQ only)
                            .   Roll-up benefit base reset
----------------------------------------------------------------------------------------
FEES AND CHARGES            Please see "Fee table" later in this section for complete
                            details.
----------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE   Please see "Rules regarding contributions to your contract"
AGES                        in "Appendix VII" for owner and annuitant issue ages
                            applicable to your contract.
----------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL        To exercise your cancellation right you must mail the
                            contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you
                            receive it. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain
                            number of days" in "Contract features and benefits" later
                            in this Prospectus for more information.
----------------------------------------------------------------------------------------
INSUFFICIENT ACCOUNT VALUE  Your contract will terminate without value if your account value is insufficient to pay any applicable charges when
                            due. Your account value could become insufficient due to
                            withdrawals and/or poor market performance. Upon such
                            termination, you will lose all your rights under your
                            contract and any applicable guaranteed benefits, except as discussed under "Insufficient account value" in
                            "Determining your contract's value" later in this
                            Prospectus.
----------------------------------------------------------------------------------------

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF
THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS,
RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE
RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE
FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY
APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN
FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS MAY VARY IN YOUR STATE; ALL
FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS, IN ALL STATES OR
FROM ALL SELLING BROKER-DEALERS. YOU MAY CONTACT US TO PURCHASE ANY VERSION OF
THE CONTRACT IF A VERSION IS NOT OFFERED BY THE SELLING BROKER-DEALER. PLEASE
SEE APPENDIX IX LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE
AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.

For more detailed information, we urge you to read the contents of this
Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

                       THE ACCUMULATOR(R) SERIES AT A GLANCE -- KEY FEATURES 13

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time you surrender the contract, if you make certain withdrawals or transfers, request special services or apply your cash value to certain payout options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

-------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
-------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions   SERIES B SERIES CP(R) SERIES L
withdrawn/(2)/ (deducted if you surrender your contract or   7.00%    8.00%        8.00%
make certain withdrawals or apply your cash value to
certain payout options).
-------------------------------------------------------------------------------------------
Charge for each additional transfer in excess of 12               Maximum Charge: $35
transfers per contract year:/(3)/                                Current Charge:   $ 0
-------------------------------------------------------------------------------------------
Special service charges:/(4)/
 .   Express mail charge                                     Current and Maximum Charge: $35

 .   Wire transfer charge                                    Current and Maximum Charge: $90

 .   Check preparation charge/(5)/                                    Maximum Charge: $85
                                                                       Current Charge: $0

 .   Charge for third party transfer or exchange/(5)/                  Maximum Charge: $125
                                                                        Current Charge: $65

 .   Duplicate contract charge                               Current and Maximum Charge: $35
The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
------------------------------------------------------------------------------------------------
Maximum annual administrative charge/(6)/

   If your account value on a contract date anniversary is     $30
   less than $50,000/(7)/

   If your account value on a contract date anniversary is     $0
   $50,000 or more
------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL PERCENTAGE OF
 DAILY NET ASSETS/(8)/
------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES/(9)/:                         SERIES B  SERIES CP(R)  SERIES L
Operations                                                     0.80%     1.05%         1.10%
Administrative                                                 0.30%     0.35%         0.35%
Distribution                                                   0.20%     0.25%         0.25%
                                                               -----     -----         -----
Total Separate account annual expenses ("Contract fee")        1.30%     1.65%         1.70%
------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF YOU ELECT ANY OF THE FOLLOWING
 OPTIONAL BENEFITS
------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH BENEFIT CHARGE (Calculated as a
percentage of the applicable benefit base./(10)/ Deducted
annually/(11)/ on each contract date anniversary for which
the benefit is in effect.)

   Return of Principal death benefit                           no additional charge

   Highest Anniversary Value death benefit                     0.35% (current and maximum)
"Greater of" GMDB I (ONLY AVAILABLE IF YOU ALSO ELECT GMIB
  I -- ASSET ALLOCATION)

   Maximum Charge                                              2.30%

   Current Charge/(12)/                                        1.15%
"Greater of" GMDB II (ONLY AVAILABLE IF YOU ALSO ELECT GMIB
  II -- CUSTOM SELECTION)

14  FEE TABLE


   Maximum Charge                                              2.60%

   Current Charge/(12)/                                        1.30%
---------------------------------------------------------------------------
GUARANTEED MINIMUM INCOME BENEFIT CHARGE/(13)/ (Calculated
as a percentage of the applicable benefit base./(10)
/Deducted annually/(11) /on each contract date anniversary
for which the benefit is in effect.)

  If you elect GMIB I -- Asset Allocation

   Maximum Charge                                              2.30%

   Current Charge/(12)/                                        1.15%

  If you elect GMIB II -- Custom Selection

   Maximum Charge                                              2.60%

   Current Charge/(12)/                                        1.30%
---------------------------------------------------------------------------
EARNINGS ENHANCEMENT BENEFIT CHARGE/(13) /(Calculated as a
percentage of the account value. Deducted annually/(6) /on
each contract date anniversary for which the benefit is in
effect.)                                                       0.35%
---------------------------------------------------------------------------
GUARANTEED WITHDRAWAL BENEFIT FOR LIFE BENEFIT
CHARGE/(13)(14) /(Available only upon conversion of the
GMIB and calculated as a percentage of the GWBL benefit
base/(10) /deducted annually/(11) /on each contract date
anniversary for which the benefit is in effect.)

  Conversion from GMIB I -- Asset Allocation

   Maximum Charge                                              2.30%

   Current Charge/(12)/                                        1.15%

  Conversion from GMIB II -- Custom Selection

   Maximum Charge                                              2.60%

   Current Charge/(12)/                                        1.30%

You also bear your proportionate share of all fees and expenses paid by a
"Portfolio" that corresponds to any variable investment option you are using.
This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the
Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each
Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

---------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS/(8)/
---------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2011           Lowest Highest
(expenses that are deducted from Portfolio assets including
management fees, 12b-1 fees, service fees, and/or other      0.71%  1.91%
expenses)/(15)/

                                                                  FEE TABLE  15

Notes:

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable:

   The withdrawal charge percentage we use is determined by the contract year in which you make a withdrawal or surrender your contract to receive its cash value. For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1")

Contract Year  Series B Series CP(R) Series L
-------------  -------- ------------ --------
    1.........  7.00%      8.00%      8.00%
    2.........  7.00%      8.00%      7.00%
    3.........  6.00%      7.00%      6.00%
    4.........  6.00%      6.00%      5.00%
    5.........  5.00%      5.00%      0.00%
    6.........  3.00%      4.00%      0.00%
    7.........  1.00%      3.00%      0.00%
    8.........  0.00%      2.00%      0.00%
    9.........  0.00%      1.00%      0.00%
    10+.......  0.00%      0.00%      0.00%

(3)Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of
   12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under
   "Charges that AXA Equitable deducts" in "Charges and expenses" later in this
   Prospectus.

(4)These charges may increase over time to cover our administrative costs. We may discontinue these services at any time, with or without notice.

(5)The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(6)If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(7)During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(8)Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.

(9)The separate account annual expenses compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges. For Series CP(R) contracts, both the separate account annual expenses and the withdrawal charge compensate us for the expense associated with the credit.

(10)The benefit base is not an account value or cash value. If you elect the
    GMIB and/or the Guaranteed minimum death benefit at issue, your initial benefit base is equal to your initial contributions to your contract. For
    Series CP(R) contracts, your initial benefit base does not include the credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or account value. See "Guaranteed minimum income benefit and
    Guaranteed minimum death benefit base" and "GWBL benefit base" in "Contract features and benefits" later in this Prospectus.

(11)If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(12)We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See "Fee changes for the guaranteed benefits" in "Charges and expenses" later in this Prospectus.

(13)If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL.

(14)Please see "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" for more information about this feature, including its benefit base and the Annual Ratchet provision, and "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses," both later in this Prospectus.

(15)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2011, if applicable, and for the underlying portfolios. In addition, the "Lowest"
    represents the total annual operating expenses of the EQ/Money Market
    Portfolio. The "Highest" represents the total annual operating expenses of the EQ/AllianceBernstein Dynamic Wealth Strategies Portfolio. For more information, see the prospectuses for the Portfolios. The highest "Total
    Annual Portfolio Operating Expenses" does not consider the total annual operating expenses for the AXA Ultra Conservative Strategy Portfolio, which is not available for direct allocations. Pursuant to a contract, AXA
    Equitable Funds Management Group, LLC, the investment manager of the EQ
    Advisors Trust, which holds the AXA Ultra Conservative Strategy Portfolio, has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the portfolio to 0.95% through April
    30, 2013 (unless the EQ Advisors trust Board of Trustees consents to an earlier revision or termination of this agreement).

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.

The examples below show the expenses that a hypothetical contract owner (who has elected the "Greater of" GMDB II and the Earnings enhancement benefit with the GMIB II -- Custom Selection) would pay in the situations illustrated. These examples use an average annual administrative charge based on the charges paid in 2011, which results in an estimated administrative charge calculated as a percentage of contract

16  FEE TABLE

value, as follows: Series B 0.013%; Series CP(R) 0.009%; and Series L 0.008%.
The example assumes the maximum charges that would apply based on a 5% return for the "Greater of" GMDB II and the GMIB II -- Custom Selection, both of which are calculated as a percentage of each benefit's benefit base.

The guaranteed interest option and amounts allocated to the Special DCA programs (as available) are not covered by these examples. The annual administrative charge, any applicable withdrawal charge and the charge for any optional benefits do apply to the guaranteed interest option and amounts allocated to the Special DCA programs (as available).

These examples assume that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(R) contracts assumes that a 3% credit was applied to your contribution. Other than the administrative charge and the charges for the guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and total annual expenses of the
Portfolios (before expense limitations). These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                                                           SERIES B
-------------------------------------------------------------------------------------------------------------------------------
                                                                     IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                                                  CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                                                    APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
-------------------------------------------------------------------------------------------------------------------------------
                                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
-------------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios  $1,348 $2,870  $4,737   $9,374   $648  $2,270  $4,237   $9,374
-------------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios  $1,222 $2,507  $4,171   $8,482   $522  $1,907  $3,671   $8,482
-------------------------------------------------------------------------------------------------------------------------------
                                                           SERIES L
-------------------------------------------------------------------------------------------------------------------------------
                                                                     IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                                                  CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                                                    APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
-------------------------------------------------------------------------------------------------------------------------------
                                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
-------------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios  $1,490 $2,987  $4,417   $9,640   $690  $2,387  $4,417   $9,640
-------------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios  $1,364 $2,627  $3,861   $8,790   $564  $2,027  $3,861   $8,790
-------------------------------------------------------------------------------------------------------------------------------
                                                          SERIES CP
-------------------------------------------------------------------------------------------------------------------------------
                                                                     IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                                                  CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                                                    APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
-------------------------------------------------------------------------------------------------------------------------------
                                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
-------------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios  $1,497 $3,110  $4,957   $9,736   $697  $2,410  $4,457   $9,736
-------------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios  $1,368 $2,739  $4,382   $8,847   $568  $2,039  $3,882   $8,847
-------------------------------------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix V at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

The unit values and number of units outstanding for Separate Account No. 70 are not available, because as of December 31, 2011, Separate Account No. 70 had not
commenced operations.

                                                                  FEE TABLE  17

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call
"contributions." We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix VII summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and rules for contributions are based on the age of the older of the original owner and annuitant. No contributions will be accepted after the first contract year
(other than QP contracts). For QP contracts, (i) the maximum aggregate contributions for any contract year is 100% of first-year contributions and
(ii) subsequent contributions are not permitted after conversion to the GWBL.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. We may discontinue acceptance of contributions within the first year. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

--------------------------------------------------------------------------------
WE RESERVE THE RIGHT TO CHANGE OUR CURRENT LIMITATIONS ON YOUR CONTRIBUTIONS
AND TO DISCONTINUE ACCEPTANCE OF CONTRIBUTIONS.
--------------------------------------------------------------------------------

We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under your Accumulator(R) Series 13.0 contract would then total more than $1,000,000 ($500,000 for owners or annuitants who are age
81 and older at contract issue); (ii) the sum total of all contributions under all Accumulator(R) Series and Retirement Cornerstone(R) Series contracts with the same owner or annuitant would then total more than $1,500,000; or (iii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including benefits that have been elected, issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation.
These contribution limitations may not be applicable in your state. Please see
Appendix IX later in this Prospectus.

--------------------------------------------------------------------------------
THE "OWNER" IS THE PERSON WHO IS THE NAMED OWNER IN THE CONTRACT AND, IF AN
INDIVIDUAL, IS THE MEASURING LIFE FOR DETERMINING CONTRACT BENEFITS. THE
"ANNUITANT" IS THE PERSON WHO IS THE MEASURING LIFE FOR DETERMINING THE
CONTRACT'S MATURITY DATE. THE ANNUITANT IS NOT NECESSARILY THE CONTRACT OWNER.
WHERE THE OWNER OF A CONTRACT IS A NON-NATURAL PERSON SUCH AS A COMPANY OR
TRUST, THE ANNUITANT IS THE MEASURING LIFE FOR DETERMINING CONTRACT BENEFITS.
--------------------------------------------------------------------------------
OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses.
In addition, a spouse may be added as a joint annuitant under a non-natural owner contract upon conversion to the GWBL with a Joint life option. See
"Additional owner and annuitant requirements" under "Guaranteed withdrawal benefit for life ("GWBL")."

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

Series CP(R) contracts are not available for purchase by Charitable Remainder
Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors
Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be the plan participant/employee. See Appendix III at the end of this Prospectus for more information on QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this
Prospectus, when we use the terms OWNER and JOINT OWNER, we intend these to be references to ANNUITANT and JOINT ANNUITANT, respectively, if the contract has a non-natural owner. If the Guaranteed minimum income benefit ("GMIB") converts to the GWBL, the terms owner and successor owner are intended to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner and the GWBL is not in effect, benefits are based on the age of the older joint owner or older joint annuitant, as applicable. There are additional owner and annuitant requirements

18  CONTRACT FEATURES AND BENEFITS

if the GMIB converts to the GWBL. See "Guaranteed withdrawal benefit for life
("GWBL")" in "Contract features and benefits" later in this Prospectus.

PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

(THIS SECTION ONLY APPLIES TO SERIES B AND SERIES L CONTRACTS.)

If you are purchasing the contract to fund a charitable remainder trust and elect either the Highest Anniversary Value death benefit, a "Greater of" GMDB and/or the GMIB, which you may be able to convert to the GWBL as of the contract date anniversary following age 85, you should strongly consider
"split-funding": that is, the trust holds investments in addition to this
Accumulator(R) Series contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Accumulator(R) Series contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the GMIB, and/or the
Guaranteed minimum death benefit base and/or greater than the Guaranteed annual withdrawal amount under GWBL. See the discussion of these benefits later in this section.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in
U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an exchange intended to be a Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds.
We reserve the right to reject a payment if it is received in an unacceptable form.

If your contract is sold by a financial professional of AXA Advisors, AXA
Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the
Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority ("FINRA") time requirements. Upon timely and successful completion of this review, AXA
Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

--------------------------------------------------------------------------------
THE "CONTRACT DATE" IS THE EFFECTIVE DATE OF A CONTRACT. THIS USUALLY IS THE
BUSINESS DAY WE RECEIVE THE PROPERLY COMPLETED AND SIGNED APPLICATION, ALONG
WITH ANY OTHER REQUIRED DOCUMENTS, AND YOUR INITIAL CONTRIBUTION. YOUR CONTRACT
DATE WILL BE SHOWN IN YOUR CONTRACT. THE 12 MONTH PERIOD BEGINNING ON YOUR
CONTRACT DATE AND EACH 12 MONTH PERIOD AFTER THAT DATE IS A "CONTRACT YEAR."
THE END OF EACH 12 MONTH PERIOD IS YOUR "CONTRACT DATE ANNIVERSARY." FOR
EXAMPLE, IF YOUR CONTRACT DATE IS MAY 1, YOUR CONTRACT DATE ANNIVERSARY IS
APRIL 30.
--------------------------------------------------------------------------------

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA
Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

--------------------------------------------------------------------------------
OUR "BUSINESS DAY" IS GENERALLY ANY DAY THE NEW YORK STOCK EXCHANGE IS OPEN FOR
REGULAR TRADING AND GENERALLY ENDS AT 4:00 P.M. EASTERN TIME (OR AS OF AN
EARLIER CLOSE OF REGULAR TRADING). A BUSINESS DAY DOES NOT INCLUDE A DAY ON
WHICH WE ARE NOT OPEN DUE TO EMERGENCY CONDITIONS DETERMINED BY THE SECURITIES
AND EXCHANGE COMMISSION. WE MAY ALSO CLOSE EARLY DUE TO SUCH EMERGENCY
CONDITIONS. FOR MORE INFORMATION ABOUT OUR BUSINESS DAY AND OUR PRICING OF
TRANSACTIONS, PLEASE SEE "DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

The contract provides the following investment options: the variable investment options, the guaranteed interest option and the account for special dollar cost averaging (for Series B and Series L contracts) or the account for special money market dollar cost averaging (for Series CP(R) contracts). This section lists each of the variable investment options and describes the guaranteed interest option. The next section, "Allocating your contributions," discusses dollar cost averaging in general, including the Special DCA programs.

Your investment options depend on whether you select Option A or Option B. If you elect Guaranteed minimum income benefit I -- Asset Allocation ("GMIB I --
Asset Allocation"), your contract will be restricted to Option A. If you elect
Guaranteed minimum income benefit II -- Custom Selection ("GMIB II -- Custom
Selection") or if you do not elect a GMIB, you can choose either Option A --
Asset Allocation or Option B -- Custom Selection. For additional information, see "Allocating your contributions" later in this Prospectus.

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives and their advisers. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

CONTRACT FEATURES AND BENEFITS  19

PORTFOLIOS OF THE TRUSTS

We offer affiliated Trusts, which in turn offer one or more Portfolios. AXA
Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA
Equitable, serves as the investment manager of the Portfolios of AXA Premier
VIP Trust and EQ Advisors Trust. For some Portfolios, AXA Equitable Funds
Management Group, LLC has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers.
The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated
Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective
Portfolios. It may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the
Portfolios' prospectuses for more information.) These fees and payments will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

The AXA Strategic Allocation Portfolios and the EQ/Franklin Templeton
Allocation Portfolio offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation Portfolios and the EQ/Franklin Templeton
Allocation Portfolio by AXA Equitable Funds Management Group, LLC. AXA
Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest, incidental to the sale of the contract, that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio than certain other Portfolios available to you under your contract. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the underlying Portfolio prospectuses, the AXA
Tactical Manager Portfolios, the AXA Strategic Allocation Portfolios, the
EQ/Franklin Templeton Allocation Portfolio, and certain other affiliated
Portfolios use futures and options to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is high. This strategy is designed to reduce the risk of market losses from investing in equity securities. However, this strategy may result in periods of underperformance, including those when the specified benchmark index is appreciating, but market volatility is high. As a result, your account value may rise less than it would have without these defensive actions. If you have the GMIB or convert to the Guaranteed withdrawal Benefit for life ("GWBL"), or other guaranteed benefit, this strategy may also indirectly suppress the value of the guaranteed benefit bases.

You should be aware that having the GMIB or converting to the GWBL, or other guaranteed benefit limits your ability to invest in some of the variable investment options otherwise available to you under the contract. In addition, if you have the GMIB, the "Greater of" GMDB, or convert to the GWBL, you are required to participate in the asset transfer program which moves account value between the AXA Ultra Conservative Strategy investment option and the variable investment options. See "Asset transfer program ("ATP")" in "Contract features and benefits" later in this prospectus. If you do not have the GMIB, the
"Greater of" GMDB, or the GWBL, then, unless otherwise stated in this
Prospectus, you may select from the variable investment options listed below.
See "Allocating your contributions" under "Contract features and benefits" for more information about the investment restrictions under your contract.

The investment strategies of the Portfolios, the restrictions on investment options and the ATP are designed to reduce the overall volatility of your account value. The reduction in volatility permits us to more effectively and efficiently provide the guarantees under the contract. These approaches, while reducing volatility, may also suppress the investment performance of your contract and the value of your guaranteed benefit bases.

20  CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST                                                                INVESTMENT MANAGER (OR
 CLASS B                                                                              SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    OBJECTIVE                                                   AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER AGGRESSIVE   Seeks to achieve long-term growth of capital with an em-    .   AllianceBernstein L.P.
  EQUITY                  phasis on risk-adjusted returns and managing volatility in  .   AXA Equitable Funds Management
                          the Portfolio.                                                  Group, LLC
                                                                                      .   ClearBridge Advisors, LLC
                                                                                      .   GCIC US Ltd.
                                                                                      .   Legg Mason Capital Management,
                                                                                          LLC
                                                                                      .   Marsico Capital Management, LLC
                                                                                      .   T. Rowe Price Associates, Inc.
                                                                                      .   Westfield Capital Management
                                                                                          Company, L.P.
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER CORE BOND    Seeks a balance of high current income and capital          .   BlackRock Financial
                          appreciation, consistent with a prudent level of risk.          Management, Inc.
                                                                                      .   Pacific Investment Management
                                                                                          Company LLC
                                                                                      .   SSgA Funds Management, Inc.
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER              Seeks to achieve long-term growth of capital with an em-    .   AXA Equitable Funds Management
  INTERNATIONAL EQUITY    phasis on risk-adjusted returns and managing volatility in      Group, LLC
                          the Portfolio.                                              .   BlackRock Investment
                                                                                          Management, LLC
                                                                                      .   EARNEST Partners, LLC
                                                                                      .   J.P.Morgan Investment
                                                                                          Management Inc.
                                                                                      .   Marsico Capital Management, LLC
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER LARGE CAP    Seeks to achieve long-term growth of capital with an em-    .   AllianceBernstein L.P.
  CORE EQUITY             phasis on risk-adjusted returns and managing volatility in  .   AXA Equitable Funds Management
                          the Portfolio.                                                  Group, LLC
                                                                                      .   Janus Capital Management, LLC
                                                                                      .   Thornburg Investment
                                                                                          Management, Inc.
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER LARGE CAP    Seeks to achieve long-term growth of capital with an em-    .   AllianceBernstein L.P.
  VALUE                   phasis on risk-adjusted returns and managing volatility in  .   AXA Equitable Funds Management
                          the Portfolio.                                                  Group, LLC
                                                                                      .   Institutional Capital LLC
                                                                                      .   MFS Investment Management
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP      Seeks to achieve long-term growth of capital with an em-    .   AllianceBernstein L.P.
  GROWTH                  phasis on risk-adjusted returns and managing volatility in  .   AXA Equitable Funds Management
                          the Portfolio.                                                  Group, LLC
                                                                                      .   BlackRock Investment
                                                                                          Management, LLC
                                                                                      .   Franklin Advisers, Inc.
                                                                                      .   Wellington Management Company,
                                                                                          LLP
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP      Seeks to achieve long-term growth of capital with an em-    .   AXA Equitable Funds Management
  VALUE                   phasis on risk-adjusted returns and managing volatility in      Group, LLC
                          the Portfolio.                                              .   BlackRock Investment
                                                                                          Management, LLC
                                                                                      .   Diamond Hill Capital
                                                                                          Management, Inc.
                                                                                      .   Knightsbridge Asset
                                                                                          Management, LLC
                                                                                      .   Lord Abbett & Co. LLC
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER              Seeks high total return through a combination of current    .   Pacific Investment Management
  MULTI-SECTOR BOND       income and capital appreciation.                                Company LLC
                                                                                      .   Post Advisory Group, LLC
                                                                                      .   SSgA Funds Management, Inc.
-------------------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 21

-------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST                                                                INVESTMENT MANAGER (OR
 CLASS B                                                                              SUB-ADVISER(S),
 SHARES PORTFOLIO NAME     OBJECTIVE                                                  AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER SMALL CAP     Seeks to achieve long-term growth of capital with an       .   AXA Equitable Funds Management
  GROWTH                   emphasis on risk-adjusted returns and managing volatility      Group, LLC
                           in the Portfolio.                                          .   BlackRock Investment
                                                                                          Management, LLC
                                                                                      .   Morgan Stanley Investment
                                                                                          Management Inc.
                                                                                      .   NorthPointe Capital, LLC
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER SMALL CAP     Seeks to achieve long-term growth of capital with an       .   AXA Equitable Funds Management
  VALUE                    emphasis on risk-adjusted returns and managing volatility      Group, LLC
                           in the Portfolio.                                          .   BlackRock Investment
                                                                                          Management, LLC
                                                                                      .   Franklin Advisory Services, LLC
                                                                                      .   Horizon Asset Management, LLC
                                                                                      .   Pacific Global Investment
                                                                                          Management Company
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY    Seeks long-term growth of capital.                         .   AXA Equitable Funds Management
                                                                                          Group, LLC
                                                                                      .   RCM Capital Management, LLC
                                                                                      .   SSgA Funds Management, Inc.
                                                                                      .   Wellington Management Company,
                                                                                          LLP
-------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST CLASS                                                              INVESTMENT MANAGER (OR
 IB SHARES PORTFOLIO NAME  OBJECTIVE                                                  SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------
AXA BALANCED               Seeks long-term capital appreciation and current income    .   AXA Equitable Funds Management
  STRATEGY/(1)/                                                                           Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE GROWTH    Seeks current income and growth of capital, with a         .   AXA Equitable Funds Management
  STRATEGY/(1)/            greater emphasis on current income.                            Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE           Seeks a high level of current income.                      .   AXA Equitable Funds Management
  STRATEGY/(1)/                                                                           Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA GROWTH STRATEGY/(1)/   Seeks long-term capital appreciation and current income,   .   AXA Equitable Funds Management
                           with a greater emphasis on capital appreciation.               Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH        Seeks long-term capital appreciation and current income,   .   AXA Equitable Funds Management
  STRATEGY/(1)/            with a greater emphasis on current income.                     Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER 2000  Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.
                           emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds Management
                           in the Portfolio.                                              Group, LLC
                                                                                      .   BlackRock Investment
                                                                                          Management, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER 400   Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.
                           emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds Management
                           in the Portfolio.                                              Group, LLC
                                                                                      .   BlackRock Investment
                                                                                          Management, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER 500   Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.
                           emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds Management
                           in the Portfolio.                                              Group, LLC
                                                                                      .   BlackRock Investment
                                                                                          Management, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Seeks to achieve long-term growth of capital with an       .   AllianceBernstein L.P.
  INTERNATIONAL            emphasis on risk-adjusted returns and managing volatility  .   AXA Equitable Funds Management
                           in the Portfolio.                                              Group, LLC
                                                                                      .   BlackRock Investment
                                                                                          Management, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA ULTRA CONSERVATIVE     Seeks current income.                                      .   AXA Equitable Funds Management
  STRATEGY/(2)/                                                                           Group, LLC
-------------------------------------------------------------------------------------------------------------------------

22  CONTRACT FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST CLASS                                                      INVESTMENT MANAGER (OR SUB-ADVISER(S), AS
 IB SHARES PORTFOLIO NAME  OBJECTIVE                                          APPLICABLE)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Seeks to achieve total return from long-term       .   AllianceBernstein L.P.
  DYNAMIC WEALTH           growth of capital and income.
  STRATEGIES
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Seeks to achieve long-term growth of capital.      .   AllianceBernstein L.P.
  SMALL CAP GROWTH
----------------------------------------------------------------------------------------------------------------------------
EQ/AXA FRANKLIN SMALL      Seeks to achieve long-term total return with an    .   AXA Equitable Funds Management Group, LLC
  CAP VALUE CORE           emphasis on risk-adjusted returns and managing     .   BlackRock Investment Management, LLC
                           volatility in the Portfolio.                       .   Franklin Advisory Services, LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS         Seeks a combination of growth and income to        .   Boston Advisors, LLC
  EQUITY INCOME            achieve an above-average and consistent total
                           return.
----------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY        Seeks to achieve long-term capital appreciation.   .   Calvert Investment Management Inc.
  RESPONSIBLE
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN        Seeks to achieve long-term growth of capital.      .   Capital Guardian Trust Company
  RESEARCH
----------------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX         Seeks to achieve a total return before expenses    .   AXA Equitable Funds Management Group, LLC
                           that ap-proximates the total return performance    .   SSgA Funds Management, Inc.
                           of the Barclays Intermediate U.S.
                           Government/Credit Index, including re-investment
                           of dividends, at a risk level consistent with
                           that of the Barclays Intermediate U.S.
                           Government/Credit Index.
----------------------------------------------------------------------------------------------------------------------------
EQ/DAVIS NEW YORK VENTURE  Seeks to achieve long-term growth of capital.      .   Davis Selected Advisers, L.P.
----------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY GROWTH PLUS      Seeks to achieve long-term growth of capital with  .   AXA Equitable Funds Management Group, LLC
                           an emphasis on risk-adjusted returns and managing  .   BlackRock Capital Management, Inc.
                           volatility in the Portfolio.                       .   BlackRock Investment Management, LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN CORE BALANCED  Seeks to maximize income while maintaining         .   AXA Equitable Funds Management Group, LLC
                           prospects for capital appreciation with an         .   BlackRock Investment Management, LLC
                           emphasis on risk-adjusted returns and managing     .   Franklin Advisers, Inc.
                           volatility in the Portfolio.
----------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN TEMPLETON      Primarily seeks capital appreciation and           .   AXA Equitable Funds Management Group, LLC
  ALLOCATION               secondarily seeks income.
----------------------------------------------------------------------------------------------------------------------------
EQ/GLOBAL BOND PLUS        Seeks to achieve capital growth and current        .   AXA Equitable Funds Management Group, LLC
                           income.                                            .   BlackRock Investment Management, LLC
                                                                              .   First International Advisors, LLC
                                                                              .   Wells Capital Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/GLOBAL MULTI-SECTOR     Seeks to achieve long-term capital appreciation    .   AXA Equitable Funds Management Group, LLC
  EQUITY                   with an emphasis on risk-adjusted returns and      .   BlackRock Investment Management, LLC
                           managing volatility in the Portfolio.              .   Morgan Stanley Investment Management Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE            Seeks to achieve a total return before expenses    .   AXA Equitable Funds Management Group, LLC
  GOVERNMENT BOND          that ap-proximates the total return performance    .   SSgA Funds Management, Inc.
                           of the Barclays Intermediate U.S. Government Bond
                           Index, including re-investment of dividends, at a
                           risk level consistent with that of the Barclays
                           Intermediate U.S. Government Bond Index.
----------------------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 23

---------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST CLASS                                                               INVESTMENT MANAGER (OR
 IB SHARES PORTFOLIO NAME  OBJECTIVE                                                   SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL CORE      Seeks to achieve long-term growth of capital with an        .   AXA Equitable Funds
  PLUS                     emphasis on risk-adjusted returns and managing volatility       Management Group, LLC
                           in the Portfolio.                                           .   BlackRock Investment
                                                                                           Management, LLC
                                                                                       .   Hirayama Investments, LLC
                                                                                       .   WHV Investment Management
---------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE          Seeks to achieve long-term capital appreciation.            .   J.P. Morgan Investment
  OPPORTUNITIES                                                                            Management Inc.
---------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP CORE PLUS     Seeks to achieve long-term growth of capital with an        .   AXA Equitable Funds
                           emphasis on risk-adjusted returns and managing volatility       Management Group, LLC
                           in the Portfolio.                                           .   BlackRock Investment
                                                                                           Management, LLC
                                                                                       .   Institutional Capital LLC
---------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH PLUS   Seeks to provide long-term capital growth with an           .   AXA Equitable Funds
                           emphasis on risk-adjusted returns and managing volatility       Management Group, LLC
                           in the Portfolio.                                           .   BlackRock Investment
                                                                                           Management, LLC
                                                                                       .   Marsico Capital
                                                                                           Management, LLC
---------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE PLUS    Seeks to achieve long-term growth of capital with an        .   AllianceBernstein L.P.
                           emphasis on risk-adjusted returns and managing volatility   .   AXA Equitable Funds
                           in the Portfolio.                                               Management Group, LLC
---------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT LARGE CAP   Seeks to achieve capital appreciation and growth of in-     .   Lord, Abbett & Co. LLC
  CORE                     come with reasonable risk.
---------------------------------------------------------------------------------------------------------------------
EQ/MFS INTERNATIONAL       Seeks to achieve capital appreciation.                      .   Massachusetts Financial
  GROWTH                                                                                   Services Company which
                                                                                           operates under the name
                                                                                           of MFS Investment
                                                                                           Management
---------------------------------------------------------------------------------------------------------------------
EQ/MID CAP VALUE PLUS      Seeks to achieve long-term capital appreciation with an     .   AXA Equitable Funds
                           emphasis on risk adjusted returns and managing volatility       Management Group, LLC
                           in the Portfolio.                                           .   BlackRock Investment
                                                                                           Management, LLC
                                                                                       .   Wellington Management
                                                                                           Company, LLP
---------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET            Seeks to obtain a high level of current income, preserve    .   The Dreyfus Corporation
                           its assets and maintain liquidity.
---------------------------------------------------------------------------------------------------------------------
EQ/MONTAG & CALDWELL       Seeks to achieve capital appreciation.                      .   Montag & Caldwell, LLC
  GROWTH
---------------------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY MID      Seeks to achieve capital growth.                            .   Morgan Stanley Investment
  CAP GROWTH                                                                               Management Inc.
---------------------------------------------------------------------------------------------------------------------
EQ/MUTUAL LARGE CAP        Seeks to achieve capital appreciation, which may            .   AXA Equitable Funds
  EQUITY                   occasionally be short-term, with an emphasis on risk            Management Group, LLC
                           adjusted returns and managing volatility in the Portfolio.  .   BlackRock Investment
                                                                                           Management, LLC
                                                                                       .   Franklin Mutual Advisers,
                                                                                           LLC
---------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL      Seeks to achieve capital appreciation.                      .   OppenheimerFunds, Inc.
---------------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA SHORT BOND  Seeks to generate a return in excess of traditional money   .   Pacific Investment
                           market products while maintaining an emphasis on                Management Company, LLC
                           preservation of capital and liquidity.
---------------------------------------------------------------------------------------------------------------------
EQ/QUALITY BOND PLUS       Seeks to achieve high current income consistent with        .   AllianceBernstein L.P.
                           moderate risk to capital.                                   .   AXA Equitable Funds
                                                                                           Management Group, LLC
---------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH    Seeks to achieve long-term capital appreciation and sec-    .   T. Rowe Price Associates,
  STOCK                    ondarily, income.                                               Inc.

---------------------------------------------------------------------------------------------------------------------

24  CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST CLASS                                                               INVESTMENT MANAGER (OR
 IB SHARES PORTFOLIO NAME  OBJECTIVE                                                   SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------------
EQ/TEMPLETON GLOBAL        Seeks to achieve long-term capital growth with an           .   AXA Equitable Funds Management
  EQUITY                   emphasis on risk adjusted returns and managing volatility       Group, LLC
                           in the Portfolio.                                           .   BlackRock Investment
                                                                                           Management, LLC
                                                                                       .   Templeton Investment Counsel,
                                                                                           LLC
--------------------------------------------------------------------------------------------------------------------------
EQ/UBS GROWTH AND INCOME   Seeks to achieve total return through capital appreciation  .   UBS Global Asset Management
                           with income as a secondary consideration.                       (Americas) Inc.
--------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK     Seeks to achieve capital growth and income.                 .   Invesco Advisers, Inc.
--------------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO OMEGA       Seeks to achieve long-term capital growth.                  .   Wells Capital Management, Inc.
  GROWTH
--------------------------------------------------------------------------------------------------------------------------
(1)The "AXA Strategic Allocation Portfolios"
(2)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program and is not part of Option A or Option B. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVE, RISKS, AND CHARGES AND EXPENSES
OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS
CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE
PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN
COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY
CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.

                                              CONTRACT FEATURES AND BENEFITS 25

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information"
later in this Prospectus.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1)the minimum interest rate guaranteed over the life of the contract,

(2)the yearly guaranteed interest rate for the calendar year, and

(3)the current interest rate.

Based on the interest rates in effect at the time, we will apply the highest of the three interest rates described above to amounts allocated to the guaranteed interest option. Although the interest rate may vary over the course of your investment in the guaranteed interest option, the interest rate will never be lower than the lifetime minimum rate. For information regarding the interest rate currently in effect for the guaranteed interest option, call us or visit us online. See "How to reach us" earlier in this Prospectus.

The lifetime minimum rate is 1.00%. The data page for your contract shows the lifetime minimum rate. The minimum yearly rate, which is set each calendar year, will never be less than the lifetime minimum rate. The minimum yearly rate for 2012 is 1.00%. Current interest rates, which may be set monthly, will never be less than the yearly guaranteed interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before deduction of annual administrative charges, any withdrawal charges (if applicable) and any optional benefit charges. See Appendix IX later in this Prospectus for state variations.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options"
later in this Prospectus for restrictions on transfers to and from the guaranteed interest option.

If the asset transfer program ("ATP") is in effect, ATP transfers are not taken out of or allocated to the guaranteed interest option. Please see "Asset transfer program ("ATP")" later in this section.

The account for special dollar cost averaging is part of our general account.
See "Special dollar cost averaging program" below for more information.

ALLOCATING YOUR CONTRIBUTIONS

Your allocation alternatives and procedures depend on whether you select Option
A -- Asset Allocation or Option B -- Custom Selection, which we describe below.
You must select either Option A -- Asset Allocation or Option B -- Custom
Selection with your initial contribution. If you elect GMIB I -- Asset
Allocation, your contract is restricted to Option A. If you elect GMIB II --
Custom Selection or if you don't elect a GMIB, you can choose either Option A or Option B.

Subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit new allocation instructions on a form that we provide. We will not honor letters of instruction directing the allocation. If you submit new allocation instructions for subsequent contributions, those allocation instructions must comply with the Option rules that are in effect at the time that you submit the new allocation instructions.

OPTION A -- ASSET ALLOCATION

Under Option A, the Asset Allocation option, all of your account value must be allocated to one or more of the following options: (1) the AXA Strategic
Allocation Portfolios; (2) the EQ/AllianceBernstein Dynamic Wealth Strategies
Portfolio; (3) the guaranteed interest option; (4) the EQ/Money Market
Portfolio; and (5) a Special DCA program.

The AXA Strategic Allocation Portfolios are:
  AXA Balanced Strategy
  AXA Conservative Growth Strategy
  AXA Conservative Strategy
  AXA Growth Strategy
  AXA Moderate Growth Strategy

Allocations must be in whole percentages, and you may change your allocations at any time. No more than 25% of any contribution may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%.

Special DCA programs are available in connection with Option A, and they are discussed in "Dollar cost averaging" below.

You can rebalance your account value under Option A by submitting a request to rebalance your account value as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only) and must comply with the limits regarding transfers into and out of the guaranteed interest option. You can rebalance only to the investment options available under Option A.

When we rebalance your account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. Amounts in the AXA Ultra Conservative Strategy investment option are excluded from rebalancing, however, a one-time rebalancing request may trigger an off cycle ATP transfer if any amounts are moved out of the guaranteed interest option as a result of the rebalance. Please see "Asset transfer program ("ATP")" later in this section.

OPTION B -- CUSTOM SELECTION

Under Option B, the Custom Selection option, all of your account value must be allocated to: (1) the variable investment options according to the category and investment option limits described below; or (2) a Special DCA program. The guaranteed interest option is not available under Option B.

26  CONTRACT FEATURES AND BENEFITS

If you do not elect a Special DCA program, all of your account value must be allocated among the investment options in the following four categories:

  Category 1 -- Fixed Income
   EQ/Core Bond Index
   EQ/Intermediate Government Bond
   EQ/Money Market
   EQ/Quality Bond PLUS
   Multimanager Core Bond

  Category 2 -- Asset Allocation/Indexed
   AXA Balanced Strategy
   AXA Conservative Growth Strategy
   AXA Conservative Strategy
   AXA Growth Strategy
   AXA Moderate Growth Strategy
   AXA Tactical Manager 400
   AXA Tactical Manager 500
   AXA Tactical Manager 2000
   AXA Tactical Manager International
   EQ/AllianceBernstein Dynamic Wealth Strategies

  Category 3 -- Core Diversified
   EQ/AXA Franklin Small Cap Value Core
   EQ/Equity Growth PLUS
   EQ/Franklin Core Balanced
   EQ/Franklin Templeton Allocation
   EQ/Global Bond PLUS
   EQ/Global Multi-Sector Equity
   EQ/International Core PLUS
   EQ/Large Cap Core PLUS
   EQ/Large Cap Growth PLUS
   EQ/Large Cap Value PLUS
   EQ/Mid Cap Value PLUS
   EQ/Mutual Large Cap Equity
   EQ/Templeton Global Equity
   Multimanager Aggressive Equity
   Multimanager International Equity
   Multimanager Large Cap Core Equity
   Multimanager Large Cap Value
   Multimanager Mid Cap Growth
   Multimanager Mid Cap Value
   Multimanager Multi-Sector Bond
   Multimanager Small Cap Growth
   Multimanager Small Cap Value

  Category 4 -- Manager Select
   EQ/AllianceBernstein Small Cap Growth
   EQ/Boston Advisors Equity Income
   EQ/Calvert Socially Responsible
   EQ/Capital Guardian Research
   EQ/Davis New York Venture
   EQ/JPMorgan Value Opportunities
   EQ/Lord Abbett Large Cap Core
   EQ/MFS International Growth
   EQ/Montag & Caldwell Growth
   EQ/Morgan Stanley Mid Cap Growth
   EQ/Oppenheimer Global
   EQ/PIMCO Ultra Short Bond
   EQ/T. Rowe Price Growth Stock
   EQ/UBS Growth and Income
   EQ/Van Kampen Comstock
   EQ/Wells Fargo Omega Growth
   Multimanager Technology

Your contributions in the four categories must also generally be allocated according to the following category and investment option limits.

CATEGORY AND INVESTMENT OPTION LIMITS. The chart below sets forth the general category and investment option limits of Option B -- Custom Selection.

                                                      1            2            3         4
                                                    FIXED        ASSET        CORE     MANAGER
                                                    INCOME    ALLOCATION/  DIVERSIFIED SELECT
                    CATEGORY                                    INDEXED
Maximum for category                                100%          70%          50%       25%
----------------------------------------------------------------------------------------------
Minimum for category                                30%/(1)/      20%/(1)/     0%        0%
----------------------------------------------------------------------------------------------
Maximum for each option                             100%/(2)/     70%/(3)/     25%       15%
----------------------------------------------------------------------------------------------
(1)You are required to invest a minimum of 30% of your account value in
   Category 1 at all times. In addition, a minimum of 20% of your account value is also required to be invested in Category 2 if any percentage of your account value is allocated to Category 3 and/or Category 4.
(2)The maximum option limit for the EQ/Money Market is 30%.
(3)AXA Tactical Manager 2000, AXA Tactical Manager 400, AXA Tactical Manager
   500 and AXA Tactical Manager International have a 40% per option maximum limit.

There are no minimum allocations for any one investment option. Allocations must be in whole percentages. The total of your allocations into all available investment options must equal 100%. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See
Appendix IX later in this Prospectus for state variations.

QUARTERLY REBALANCING (OPTION B -- CUSTOM SELECTION ONLY). Under Option B, your account value will be rebalanced automatically each quarter of your contract year. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. The rebalance for the last quarter of the contract year will occur on the contract anniversary date. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract anniversary date. When we rebalance your account value, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. For contracts with GMIB, the
"Greater of" GMDB or the GWBL, any amounts in the AXA Ultra Conservative
Strategy investment option will be excluded from rebalancing. Please see "Asset transfer program ("ATP")" later in this section. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change.

TRANSFERS. Generally, you may transfer your account value among the variable investment options. We may, at any time, exercise our

                                              CONTRACT FEATURES AND BENEFITS 27

right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Under
Option A, a transfer into the guaranteed interest option (other than a transfer pursuant to a Special DCA program) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

You may make transfers among the investment options available under Option B, provided that the transfer meets the category and investment option limits in place at the time of the transfer. In the remainder of this section, we explain our current Option B transfer rules, which we may change in the future. You may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. An investment option transfer under Option B does not automatically change your allocation instructions for the rebalancing of your account on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. If you wish to change your allocation instructions for the quarterly rebalancing of your account, these instructions must meet the category and investment option limits in place at the time of the transfer and must be made in writing on a form we provide and sent to the processing office. Please note, however, that an allocation change for future contributions will automatically change the rebalancing instructions on file for your account. For more information about transferring your account value, please see "Transferring your money among investment options" later in this Prospectus.

For contracts with GMIB (or for contracts that have converted to the GWBL), you cannot contribute or initiate a transfer into the AXA Ultra Conservative
Strategy investment option. On a limited basis, you can initiate a complete transfer out of the AXA Ultra Conservative Strategy investment option up to your contract date anniversary following age 85, subject to certain restrictions. We refer to this as the ATP exit option. Please see "Asset transfer program ("ATP")" later in this section. Transfers into or out of the
AXA Ultra Conservative Strategy investment option do not require new allocation instructions.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment limits in place at the time that the instructions are received.

POSSIBLE CHANGES TO THE CATEGORY AND INVESTMENT OPTION LIMITS. We may in the
future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories
(collectively, "category and investment option limits").

If we change our category and investment option limits, please note the following:

..   Any amounts you have allocated among the variable investment options will
    NOT be automatically reallocated to conform with the new category and investment option limits.

..   If your allocation instructions on file prior to a change to our category and investment option limits do NOT COMPLY with our new category and investment option limits:

   -- you will NOT be automatically required to change your allocation instructions;

   -- if you make a subsequent contribution, you will NOT be required to change your allocation instructions;

   -- if you initiate a transfer, you WILL be required to change your instructions.

..   Any change to your allocation instructions must comply with our new category and investment option limits. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

SWITCHING BETWEEN OPTIONS

If you elect the GMIB I -- Asset Allocation, your contract will be restricted to Option A (even if you drop the Guaranteed minimum income benefit I -- Asset
Allocation). If you elect the GMIB I -- Asset Allocation and convert to the
GWBL, your contract will continue to be restricted to Option A at the time of the conversion.

If you do not have the GMIB I -- Asset Allocation, you may select either Option
A or Option B. In addition, you may switch between Option A and Option B. There are currently no limits on the number of switches between options, but the
Company reserves the right to impose a limit. If you move from one option to another, you are subject to the rules applicable to the new option that are in place at the time of the switch.

For more information about allocation changes upon an automatic conversion to the GWBL, see "Automatic conversion" in "Guaranteed withdrawal benefit for life
("GWBL")" later in this Prospectus.

YOUR RESPONSIBILITY FOR ALLOCATION DECISIONS

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to select investment allocations and make other decisions under the contract. (Your investment allocations may be subject to the ATP if the GMIB, the "Greater of" GMDB or the GWBL is in effect, as described in

28  CONTRACT FEATURES AND BENEFITS

"Asset transfer program ("ATP")" later in this Prospectus.) If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA
Advisors, you should speak with him/her regarding any different arrangements that may apply.

DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. Under Option A or Option
B, you may participate in a Special DCA program. Under Option A, but not Option
B, you may participate in one of two Investment simplifier programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select.
Under Option A, your dollar cost averaging transfer allocations to the guaranteed interest option cannot exceed 25% of your dollar cost averaging transfer allocations. Under Option B, dollar cost averaging transfer allocations must also meet Custom Selection guidelines. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

--------------------------------------------------------------------------------
UNITS MEASURE YOUR VALUE IN EACH VARIABLE INVESTMENT OPTION.
--------------------------------------------------------------------------------

We offer the following dollar cost averaging programs:

..   Special dollar cost averaging:

..   Special money market dollar cost averaging:

..   Investment simplifier.

OUR SPECIAL DCA PROGRAMS. We currently offer the "Special dollar cost averaging program" with Series B and Series L contracts and the "Special money market dollar cost averaging program" with Series CP(R) contracts. Collectively, we refer to the special dollar cost averaging program and the special money market dollar cost averaging program as the "Special DCA programs".

SPECIAL DOLLAR COST AVERAGING PROGRAM

You may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We pay interest at guaranteed rates in this account for specified time periods. We credit daily interest, which will never be less than 1% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. The guaranteed lifetime minimum rate is 1.00%. There is no maximum rate. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in this account. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have.
We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options over an available time period that you select. If the special dollar cost averaging program is selected at the time of application to purchase the Accumulator(R) Series contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the remainder of the time period selected at application.
Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the remainder of the time period selected at application. Contribution(s) made to a special dollar cost averaging program selected after your contract has been issued will be credited with the then current interest rate on the date the contribution is received by
AXA Equitable for the time period initially selected by you. Once the time period you selected has ended, you may select an additional time period if you are still eligible to make contributions under your contract. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the selection that you have previously made.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM

You may dollar cost average from the account for special money market dollar cost averaging option, which is part of the EQ/Money Market investment option.

UNDER BOTH SPECIAL DCA PROGRAMS, THE FOLLOWING APPLIES:

..   Initial contributions to a program must be at least $2,000; subsequent contributions to an existing program must be at least $250.

..   Subsequent contributions to an existing program do not extend the time period of the program.

..   Contributions into a program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a program.

..   We offer time periods of 3, 6 or 12 months. We may also offer other time periods; you may only have one time period in effect at any time and once you select a time period, you may not change it.

..   Currently, your account value will be transferred from the program into the investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

..   Contributions to a program may be designated for the variable investment options and/or the guaranteed interest option, subject to the following:

   -- If you want to take advantage of one of our programs, 100% of your contribution must be allocated to that program. In other words, your contribution cannot be split between your Special DCA program and any other investment options available under the contract.

   -- You may designate up to 25% of your program to the guaranteed interest option, even if such a transfer would

                                              CONTRACT FEATURES AND BENEFITS 29

      result in more than 25% of your account value being allocated to the guaranteed interest option. See "Transferring your account value" in
      "Transferring your money among investment options" later in this
      Prospectus.

..   Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file, the instructions for your program will change to match your new allocation instructions.

..   We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the investment options. If you request to transfer or withdraw any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the program that we have on file for you.

..   Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your program allocation instructions. Any withdrawal from a program will reduce your guaranteed benefit bases. See
    "How withdrawals affect your guaranteed benefits" later in this section.

..   For contracts with GMIB, ATP transfers are not taken out of amounts allocated to a Special DCA program. Please see "Asset transfer program
    ("ATP")" later in this section.

..   If the GMIB converts to the GWBL, the Special DCA programs are not available.

..   You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

INVESTMENT SIMPLIFIER

Under Option A, we offer two Investment simplifier options which are dollar cost averaging programs. You may not participate in an Investment simplifier option when you are participating in a Special DCA program. The Investment simplifier options are not available under Option B.

FIXED-DOLLAR OPTION. Under this option you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the investment options available under Option A. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. This option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value"
in "Transferring your money among investment options" later in this Prospectus.
While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if such a transfer ends the program. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the investment options available under Option A. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

INTERACTION OF DOLLAR COST AVERAGING PROGRAMS WITH OTHER CONTRACT FEATURES AND
BENEFITS

You may only participate in one dollar cost averaging program at a time. See
"Transferring your money among investment options" later in this Prospectus. If your GMIB converts to the GWBL, that will terminate any dollar cost averaging program you have in place at the time, and may limit your ability to elect a new dollar cost averaging program after conversion. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus. Also, for information on how the dollar cost averaging program you select may affect certain guaranteed benefits see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" below.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. See Appendix IX later in this Prospectus for more information on state availability.

CREDITS (FOR SERIES CP(R) CONTRACTS ONLY)

A credit will also be allocated to your account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not consider credits to be contributions for purposes of any discussion in this Prospectus. WE DO NOT

30  CONTRACT FEATURES AND BENEFITS

INCLUDE CREDITS IN CALCULATING ANY OF YOUR BENEFIT BASES UNDER THE CONTRACT,
EXCEPT TO THE EXTENT THAT ANY CREDITS ARE PART OF YOUR ACCOUNT VALUE, WHICH IS
USED TO CALCULATE A RESET OF THE HIGHEST ANNIVERSARY VALUE BENEFIT BASE OR THE
ROLL-UP BENEFIT BASE. Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes.

The amount of the credit will be 3% of your initial contribution and each subsequent contribution made in the first contract year. For QP contracts only, the credit percentage will also be credited for contributions in the second and later contract years. Please note that we may discontinue acceptance of contributions, including within the first contract year. Please also note that the credit percentage may be different for certain contract owners. THE CREDIT
WILL APPLY TO SUBSEQUENT CONTRIBUTIONS ONLY TO THE EXTENT THAT THE SUM OF THAT
CONTRIBUTION AND PRIOR CONTRIBUTIONS TO WHICH NO CREDIT WAS APPLIED EXCEEDS THE
TOTAL WITHDRAWALS MADE FROM THE CONTRACT SINCE THE ISSUE DATE. THE CREDIT WILL
NOT BE APPLIED IN CONNECTION WITH A PARTIAL CONVERSION OF A TRADITIONAL IRA
CONTRACT TO A ROTH IRA CONTRACT.

For example, assume you make an initial contribution of $100,000 to your contract and your account value is credited with $3,000 (3% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your account value will be credited with $180 [3% x (10,000 + 3,000 -7,000)].

We will recover all of the credit or a portion of the credit in the following situations:

..   If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See "Charges and expenses" later in this Prospectus for more information.

..   If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

..   If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit. (If the younger joint owner dies, we will not recover the amount of such credit. The contract would continue based on the older joint owner.)

For example:

You make an initial contribution of $100,000 to your contract and your account value is credited with $3,000 (3% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year period following the receipt of the contribution, we will recapture the entire credit and reduce your account value by $3,000.

We will recover any credit on a pro rata basis from the value in your variable investment options (including any amounts in the AXA Ultra Conservative
Strategy investment option) and guaranteed interest option. If there is insufficient value or no value in the variable investment options (including any amounts in the AXA Ultra Conservative Strategy investment option) and guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the account for special money market dollar cost averaging. We do not include credits in the calculation of any withdrawal charge.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP(R)
contract for longer than 10 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

Any amount transferred from another AXA Equitable contract in which a credit was previously applied, is not eligible for an additional credit on the amount transferred to your Series CP(R) contract.

GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED MINIMUM INCOME BENEFIT BASE

The Guaranteed minimum death benefit base and Guaranteed minimum income benefit base (hereinafter, in this section called your "guaranteed benefit bases") are used to calculate the Guaranteed minimum income benefit ("GMIB") and the
Guaranteed minimum death benefits, as described in this section. The benefit base for a GMIB and Guaranteed minimum death benefit will be calculated as described below in this section whether these options are elected individually or in combination. Your benefit base is not an account value or a cash value.
See also "Guaranteed minimum income benefit ("GMIB")" and "Guaranteed minimum death benefit" below.

We refer to the following collectively, as the "Guaranteed minimum income benefit ("GMIB")": (i) GMIB I -- Asset Allocation and (ii) GMIB II -- Custom
Selection.

We refer to the following, collectively, as "Guaranteed minimum death benefits:" (i) Return of Principal death benefit; (ii) the Highest Anniversary
Value death benefit; and (iii) the "Greater of" GMDB, which includes both the
"Greater of" GMDB I and the "Greater of" GMDB II.

As discussed immediately below, when calculating your guaranteed benefits, one or more of the following may apply: (1) the Return of Principal death benefit is based on the Return of Principal death benefit base; (2) the Highest
Anniversary Value death benefit is based on the Highest Anniversary Value benefit base; (3) the "Greater of"

                                              CONTRACT FEATURES AND BENEFITS 31

GMDB is based on the greater of the Roll-up benefit base and the Highest
Anniversary Value benefit base; (4) the GMIB is based on the Roll-up benefit base.

For Series CP(R) contracts only, any credit amounts attributable to your contributions are not included in your guaranteed benefit bases.

For a description of how the ATP exit option will impact your guaranteed benefit bases, see "ATP exit option" below.

See "How withdrawals affect your guaranteed benefits" later in this section for a discussion of how withdrawals impact your guaranteed benefit bases. The amount of any withdrawal charge is described under "Withdrawal charge" in
"Charges and expenses" later in this Prospectus. Please see Appendix IV for an example of how your guaranteed benefit bases are calculated.

RETURN OF PRINCIPAL DEATH BENEFIT BASE

Your Return of Principal death benefit base is equal to:

..   your initial contribution and any subsequent contributions to the contract;
    less

..   a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE
(USED FOR THE HIGHEST ANNIVERSARY VALUE DEATH BENEFIT, "GREATER OF" GMDB I AND
"GREATER OF" GMDB II)

The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your contract.

If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

..   your initial contribution and any subsequent contributions to your contract,

                                     -OR-

..   your highest account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any subsequent contributions made since the most recent "reset" of the Highest Anniversary Value benefit base that established your account value as your new Highest Anniversary Value benefit base).

If you have taken a withdrawal from your contract, your Highest Anniversary
Value benefit base will be reduced from the amount described above.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to the greater of either:

..   your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any subsequent contributions made after any such withdrawal),

                                     -OR-

..   your highest account value on any contract date anniversary after the withdrawal, up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any subsequent contributions made since the most recent "reset" of the Highest Anniversary
    Value benefit base that established your account value as your new Highest
    Anniversary Value benefit base)

ROLL-UP BENEFIT BASE
(USED FOR THE GMIB I - ASSET ALLOCATION, "GREATER OF" GMDB I, GMIB II - CUSTOM
SELECTION AND "GREATER OF" GMDB II)

Your Roll-up benefit base is equal to:

..   your initial contribution and any subsequent contributions to your contract; less

..   a deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); less

..   a deduction that reflects (a) the dollar amount of any RMD taken through our RMD program in the first contract year and (b) the dollar amount of any
    RMD in excess of the Annual withdrawal amount taken through our RMD program in subsequent contract years; plus

..   "Deferral Roll-up amount" OR any "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the "Annual withdrawal amount." Any withdrawals during the first contract year will reduce your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

The "Annual Roll-up amount" and the "Deferral Roll-up amount" are described under "Guaranteed minimum income benefit ("GMIB")" later in this section.

The Roll-up benefit base is used to calculate (i) the Annual withdrawal amount
(as described later in this section), (ii) the benefit bases for the GMIB and
"Greater of" GMDB, and (iii) the charges for these guaranteed benefits.

The Roll-up benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday.
For the GMIB, the Roll-up benefit base is reduced by any applicable withdrawal charge remaining when the option is exercised prior to the contract date anniversary following age 85. For more information, see "Withdrawal charge" in
"Charges and expenses" later in this Prospectus.

For contracts with non-natural owners, the Roll-up benefit bases will be based on the annuitant's (or older joint annuitant's) age.

--------------------------------------------------------------------------------
EITHER THE DEFERRAL ROLL-UP AMOUNT OR THE ANNUAL ROLL-UP AMOUNT IS CREDITED TO
THE ROLL-UP BENEFIT BASE ON EACH CONTRACT DATE ANNIVERSARY. THESE AMOUNTS ARE
CALCULATED BY TAKING INTO ACCOUNT YOUR ROLL-UP BENEFIT BASE FROM THE PRECEDING
CONTRACT DATE ANNIVERSARY, THE APPLICABLE ROLL-UP RATE UNDER YOUR CONTRACT,
SUBSEQUENT CONTRIBUTIONS TO YOUR CONTRACT DURING THE CONTRACT YEAR AND FOR THE
ANNUAL ROLL-UP AMOUNT, ANY WITHDRAWALS UP TO THE ANNUAL WITHDRAWAL AMOUNT
DURING THE CONTRACT YEAR. THE CALCULATION OF BOTH THE DEFERRAL ROLL-UP AMOUNT
AND THE ANNUAL ROLL-UP AMOUNT ARE DISCUSSED LATER IN THIS SECTION.
--------------------------------------------------------------------------------

"GREATER OF" GMDB I AND "GREATER OF" GMDB II BENEFIT BASES

Your "Greater of" death benefit base is equal to the greater of:

..   The Roll-up benefit base; and

32  CONTRACT FEATURES AND BENEFITS

..   The Highest Anniversary Value benefit base.

Both of these are described immediately above.

Please see Appendix IV later in this Prospectus for an example of how the benefit base for the "Greater of" GMDB is calculated.

Your guaranteed benefit base(s) is not an account value. As such, the benefit base(s) will not be split or divided in any proportion in connection with an event, such as a divorce or Roth IRA conversion.

ROLL-UP BENEFIT BASE RESET

As described in this section, you will be eligible to reset your Roll-up benefit base on certain contract date anniversaries. The reset amount will equal the account value as of the contract date anniversary on which you reset your Roll-up benefit base. The Roll-up continues to the contract date anniversary following age 85 on any reset benefit base. We reserve the right to change or discontinue our reset programs at any time.

If you elect GMIB with or without the "Greater of" GMDB, you are eligible to reset the Roll-up benefit base for these guaranteed benefits to equal the account value on any contract date anniversary starting with your first contract date anniversary and ending with the contract date anniversary following your 85th birthday.

If you elect both a "Greater of" GMDB and a GMIB, the Roll-up benefit bases for both guaranteed benefits are reset simultaneously when you request a Roll-up benefit base reset. You cannot elect a Roll-up benefit base reset for one benefit and not the other.

If you are not enrolled in one of our programs, we will send you a notice in each year that the Roll-up benefit base is eligible to be reset, and you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods:
one-time reset option, automatic annual reset program or automatic customized reset program.

--------------------------------------------------------------------------------
ONE-TIME RESET OPTION -- RESETS YOUR ROLL-UP BENEFIT BASE ON A SINGLE CONTRACT
DATE ANNIVERSARY.

AUTOMATIC ANNUAL RESET PROGRAM -- AUTOMATICALLY RESETS YOUR ROLL-UP BENEFIT
BASE ON EACH CONTRACT DATE ANNIVERSARY YOU ARE ELIGIBLE FOR A RESET.

AUTOMATIC CUSTOMIZED RESET PROGRAM -- AUTOMATICALLY RESETS YOUR ROLL-UP BENEFIT
BASE ON EACH CONTRACT DATE ANNIVERSARY, IF ELIGIBLE, FOR THE PERIOD YOU
DESIGNATE.
--------------------------------------------------------------------------------

If your request to reset your Roll-up benefit base is received at our processing office more than 30 days after your contract date anniversary, your
Roll-up benefit base will reset on the next contract date anniversary if you are eligible for a reset.

One-time reset requests will be processed as follows:

(i)if your request is received within 30 days following your contract date anniversary, your Roll-up benefit base will be reset, if eligible, as of that contract date anniversary. If your benefit base was not eligible for a reset on that contract date anniversary, your one-time reset request will be terminated;

(ii)if your request is received outside the 30 day period following your contract date anniversary, your Roll-up benefit base will be reset, if eligible, on the next contract date anniversary. If your benefit base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary.
Cancellation requests received after this deadline will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see "How to reach us" earlier in this Prospectus. If you die before the contract date anniversary following age 85 and your spouse continues the contract, the benefit base will be eligible to be reset on each contract date anniversary until the contract date anniversary following the spouse's age
85 as described above.

IT IS IMPORTANT TO NOTE THAT ONCE YOU HAVE RESET YOUR ROLL-UP BENEFIT BASE, A
NEW WAITING PERIOD TO EXERCISE THE GMIB WILL APPLY FROM THE DATE OF THE RESET.
YOUR NEW EXERCISE DATE WILL BE THE TENTH CONTRACT DATE ANNIVERSARY FOLLOWING
THE RESET OR, IF LATER, THE EARLIEST DATE YOU WOULD HAVE BEEN PERMITTED TO
EXERCISE WITHOUT REGARD TO THE RESET, BUT IN NO EVENT WILL IT BE LATER THAN THE
CONTRACT DATE ANNIVERSARY FOLLOWING AGE 85. See "Exercise rules" under
"Guaranteed minimum income benefit ("GMIB")" and "How withdrawals affect your guaranteed benefits" below for more information. Please note that in most cases, resetting your Roll-up benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your
Roll-up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See
"Charges and expenses" later in this Prospectus.

If you are a traditional IRA or QP contract owner, before you reset your
Roll-up benefit base, please consider the effect of the plan's requirement to make lifetime required minimum distributions with respect to the contract. If you convert from a QP contract to an IRA, the waiting period for the reset under the IRA contract will take into account the time before conversion when the contract was a QP contract. If you must begin taking lifetime required minimum distributions during the 10-year waiting period, you may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle that you maintain. See "How withdrawals affect your guaranteed benefits" later in this section and "Lifetime required minimum distribution withdrawals" in "Accessing your money." Also, see "Required minimum distributions" under "Individual retirement arrangements (IRAs)" in "Tax information" and Appendix III --
"Purchase considerations for QP Contracts" later in this Prospectus.

ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and annuity payout options. The GMIB is discussed under
"Guaranteed minimum income benefit ("GMIB")" below and annuity payout options are discussed under "Your annuity payout options" in "Accessing your money"
later in

                                              CONTRACT FEATURES AND BENEFITS 33

this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

GUARANTEED MINIMUM INCOME BENEFIT ("GMIB")

This section describes the Guaranteed minimum income benefit ("GMIB").

The GMIB is available to owners ages 20-80 (ages 20-70 for Series CP(R)
contracts). For owner ages 66-80 at issue, the "Greater of" GMDB I and the
"Greater of" GMDB II are not available. See Appendix IX later in this
Prospectus for more information. You may elect one of the following:

..   The Guaranteed minimum income benefit I -- Asset Allocation ("GMIB I --
    Asset Allocation").

..   The Guaranteed minimum income benefit II -- Custom Selection ("GMIB II --
    Custom Selection").

Both options include the ability to reset your Roll-up benefit base. See
"Roll-up benefit base reset" earlier in this section. Under GMIB I -- Asset
Allocation, you are restricted to the investment options available under Option
A -- Asset Allocation. Under GMIB II -- Custom
Selection, you can choose either Option A -- Asset Allocation or Option B --
Custom Selection. You should not elect GMIB II -- Custom Selection and invest your account value in Option A if you plan to never switch to Option B, since
GMIB I -- Asset Allocation's optional benefit charge is lower and offers Option
A.

If you elect the GMIB I -- Asset Allocation, you may elect the Return of
Principal death benefit, Highest Anniversary Value death benefit, or the
"Greater of" GMDB I. You may not elect the "Greater of" GMDB II.

If you elect the GMIB II -- Custom Selection, you may elect the Return of
Principal death benefit, Highest Anniversary Value death benefit, or the
"Greater of" GMDB II. You may not elect the "Greater of" GMDB I.

If the contract is jointly owned, the GMIB will be calculated on the basis of the older owner's age. There is an additional charge for the GMIB which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus.

This feature is not available for an Inherited IRA. If you are using the contract to fund a charitable remainder trust (for Series B and Series L contracts only), you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your
GMIB. See "Owner and annuitant requirements" earlier in this section. If the owner was older than age 60 at the time an IRA or QP contract was issued, the
GMIB may not be an appropriate feature because the minimum distributions required by tax law generally must begin before the GMIB can be exercised. See
"How withdrawals affect your guaranteed benefits" later in this section.

If you elect the GMIB option and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See
"Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

The GMIB guarantees you a minimum amount of fixed income under a life annuity fixed payout option. You choose whether you want the option to be paid on a single or joint life basis at the time you exercise your GMIB. An additional payout option may be available for certain contract owners. Please see Appendix
IX for more information.

We may also make other forms of payout options available. For a description of payout options, see "Your annuity payout options" in "Accessing your money"
later in this Prospectus.

--------------------------------------------------------------------------------
THE GUARANTEED MINIMUM INCOME BENEFIT SHOULD BE REGARDED AS A SAFETY NET ONLY.
--------------------------------------------------------------------------------

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your
Roll-up benefit base, less any applicable withdrawal charge remaining (if exercised prior to age 85), to guaranteed GMIB annuity purchase factors, or
(ii) the income provided by applying your account value to the greater of our then current or guaranteed annuity purchase factors. The benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of GMIB" below.

BEFORE YOU ELECT THE GMIB, YOU SHOULD CONSIDER THE FACT THAT IT PROVIDES A FORM
OF INSURANCE AND IS BASED ON CONSERVATIVE ACTUARIAL FACTORS. THEREFORE, EVEN IF
YOUR ACCOUNT VALUE IS LESS THAN YOUR BENEFIT BASE, YOU MAY GENERATE MORE INCOME
BY APPLYING YOUR ACCOUNT VALUE TO CURRENT ANNUITY PURCHASE FACTORS. We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

ANNUAL ROLL-UP RATE

Beginning with the contract year in which the first withdrawal is taken out of the contract until the contract date anniversary following age 85, the Annual
Roll-up rate is:

 .   5%, if withdrawals begin after the contract date anniversary when the owner is age 64.

 .   4%, if withdrawals begin on or prior to the contract date anniversary when the owner is age 64.

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your Roll-up benefit base for the contract year in which the first withdrawal is made from your contract and all subsequent contract years. The Roll-up rate used to calculate amounts credited to your Roll-up benefit base in the contract years prior to the first withdrawal from your contract is called the "Deferral Roll-up rate".

DEFERRAL ROLL-UP RATE

The Deferral Roll-up rate is 5%. The Deferral Roll-up rate is only used to calculate amounts credited to your Roll-up benefit base through the end

34  CONTRACT FEATURES AND BENEFITS

of the contract year that precedes the contract year in which the first withdrawal is made from your contract.

ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up benefit base on each contract date anniversary once you take a withdrawal from your contract.
The Annual Roll-up amount adjustment to your Roll-up benefit base is a primary way to increase the value of your Roll-up benefit base. This amount is calculated by taking into account your Roll-up benefit base from the preceding contract date anniversary, the Annual Roll-up rate, contributions to your contract during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. A withdrawal taken in the first contract year is an Excess withdrawal and will reduce (i) your Roll-up benefit base on pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account.

Your Annual Roll-up amount at the end of the contract year is calculated, as follows:

..   your Roll-up benefit base on the preceding contract date anniversary, multiplied by:

..   the Annual Roll-up rate; less

..   any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

..   A pro-rated Roll-up amount for any contribution to your contract during the contract year.

A PRO-RATED ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE CONTRACT YEAR
AFTER THE CONTRIBUTION.

The Roll-up benefit base, used in connection with the GMIB and the "Greater of"
GMDB, stops rolling up on the contract date anniversary following the owner's
(or older joint owner, if applicable) 85th birthday.

In the event of your death, a pro-rated portion of the Annual Roll-up amount will be added to the Roll-up benefit base, if applicable.

Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your Roll-up benefit base on a pro rata basis. For more information, see "How withdrawals affect your guaranteed benefits" later in this section.

DEFERRAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP BENEFIT BASE ADJUSTMENT

The Deferral Roll-up amount is an amount credited to your Roll-up benefit base on each contract date anniversary before you take your first withdrawal from your contract. The amount is calculated by taking into account your Roll-up benefit base from the preceding contract date anniversary, the Deferral Roll-up rate and contributions to your contract during the contract year.

Your Deferral Roll-up amount at the end of the contract year is calculated as follows:

..   your Roll-up benefit base on the preceding contract date anniversary, or initial benefit base in the first contract year, multiplied by:

..   5% (the Deferral Roll-up rate); plus

..   A pro-rated Deferral Roll-up amount for any contribution to your contract during the contract year.

A PRO-RATED DEFERRAL ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE
CONTRACT YEAR AFTER THE CONTRIBUTION.

In the event of your death, a pro-rated portion of the Deferral Roll-up amount will be added to the Roll-up benefit base, if applicable.

ANNUAL WITHDRAWAL AMOUNT

Your Annual withdrawal amount is calculated on the first day of each contract year beginning in the second contract year, and is equal to:

..   the Annual Roll-up rate, or initial benefit base in the first contract year, multiplied by;

..   the Roll-up benefit base as of the most recent contract date anniversary.

You do not have an Annual withdrawal amount in the first contract year. Any withdrawal from your contract during the first contract year is treated as an
Excess withdrawal and will reduce your Roll-up benefit base on a pro rata basis and your Annual Roll-up amount on a dollar-for-dollar basis.

Beginning in the second contract year, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit base. Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your Roll-up benefit base on a pro rata basis. Each such withdrawal is referred to as an "Excess withdrawal". For an example of how a pro rata reduction works, see "How withdrawals affect your guaranteed benefits" later in this section. IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL
WITHDRAWAL AMOUNT MAY HAVE A HARMFUL EFFECT ON YOUR GUARANTEED BENEFIT BASES.
AN EXCESS WITHDRAWAL THAT REDUCES YOUR ACCOUNT VALUE TO ZERO WILL CAUSE YOUR
GMIB TO TERMINATE.

Please remember that the Roll-up benefit base is only one component of the benefit base for the "Greater of" GMDB I and "Greater of" GMDB II. These
benefit bases are equal to the greater of the Roll-up benefit base and the
Highest Anniversary Value benefit base. This means if the Highest Anniversary
Value benefit base is greater than the Roll-up benefit base at the time of a withdrawal, even if your Roll-up benefit base is not reduced as a result of the withdrawal, your "Greater of" death benefit base will be reduced. Your Annual withdrawal amount is based solely on your Roll-up benefit base; it is not impacted by your Highest Anniversary Value benefit base.

Your Annual withdrawal amount is calculated using the Annual Roll-up rate. Your
Annual withdrawal amounts are not cumulative. If you withdraw less than your
Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year.

EFFECT OF AN EXCESS WITHDRAWAL. An Excess withdrawal will always reduce your
Roll-up benefit base and your Highest Anniversary Value benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any

                                              CONTRACT FEATURES AND BENEFITS 35

subsequent withdrawals in that contract year will reduce your guaranteed benefit bases on a pro rata basis.

For an example of how your Annual withdrawal amount, Annual Roll-up amount,
Deferral Roll-up amount and an Excess withdrawal affect your Roll-up benefit base see Appendix IV later in this Prospectus.

GMIB "NO LAPSE GUARANTEE". In general, if your account value falls to zero
(except as discussed below), the GMIB will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and benefit base, as follows:

..   You will be issued a life only supplementary contract based on your life.
    Upon exercise, your contract (including its death benefit and any account or cash values) will terminate.

..   You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

The no lapse guarantee will terminate under the following circumstances:

..   If your aggregate withdrawals during your second or later contract year exceed your Annual withdrawal amount;

..   Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 85.

Please note that if you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause the no lapse
guarantee to terminate even if a withdrawal causes your total contract year withdrawals to exceed your Annual withdrawal amount.

EXERCISE OF GMIB. On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See "Accessing your money" under "Withdrawing your account value" later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death.

Please see "Exercise of the GMIB in the event of a GMIB fee increase" under
"Charges and expenses" later in this Prospectus for information on exercising your GMIB upon notice of a change to the GMIB fee.

EXERCISE RULES. The latest date you may exercise the GMIB is the 30th day following the contract date anniversary following your 85th birthday.
Withdrawal charges, if any, will not apply when the GMIB is exercised at age
85. Other options are available to you on the contract date anniversary following your 85th birthday. See "Guaranteed withdrawal benefit for life
("GWBL")" later in this Prospectus. In addition, eligibility to exercise the
GMIB is based on the owner's (or older joint owner's, if applicable) age, as follows:

..   If you were at least age 20 and no older than age 44 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 15th contract date anniversary.

..   If you were at least age 45 and no older than age 49 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary after age 60.

..   If you were at least age 50 and no older than age 75 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 10th contract date anniversary.

Please note:

(i)if you were age 75 when the contract was issued or the Roll-up benefit base was reset when you were between the ages of 75 and 85, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following your attainment of age 85;

(ii)for Accumulator(R) Series QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan's trustee changes the ownership of the contract to the participant. This effects a rollover of the Accumulator(R) Series QP contract into an Accumulator(R) Series traditional IRA. This process must be completed within the 30-day time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;

(iii)since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant's lump sum benefit amount and annuity benefit amount to the Roll-up benefit base and account value, and make a withdrawal from the contract if necessary. See "How withdrawals affect your guaranteed benefits" later in this section;

(iv)IF YOU RESET THE ROLL-UP BENEFIT BASE (AS DESCRIBED EARLIER IN THIS
    SECTION), YOUR NEW EXERCISE DATE WILL BE THE TENTH CONTRACT DATE
    ANNIVERSARY FOLLOWING THE RESET OR, IF LATER, THE EARLIEST DATE YOU WOULD
    HAVE BEEN PERMITTED TO EXERCISE WITHOUT REGARD TO THE RESET, BUT IN NO
    EVENT WILL IT BE LATER THAN THE CONTRACT DATE ANNIVERSARY FOLLOWING AGE 85.
    PLEASE NOTE THAT IN MOST CASES, RESETTING YOUR ROLL-UP BENEFIT BASE WILL
    LENGTHEN THE WAITING PERIOD;

(v)a spouse beneficiary or younger spouse joint owner under Spousal continuation may only continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint owner must be eligible to continue the

36  CONTRACT FEATURES AND BENEFITS

   benefit and to exercise the benefit under the applicable exercise rule
   (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she will not be able to exercise the GMIB, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner's death, not her age on the issue date. The original contract issue date will continue to apply for purposes of the exercise rules;

(vi)if the contract is jointly owned, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner's age (if applicable); and

(vii)if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the annuitant's (or older joint annuitant's, if applicable) age, rather than the owner's.

See "Effect of the owner's death" under "Payment of death benefit" later in this Prospectus for more information.

Please see "How withdrawals affect your guaranteed benefits" later in this section and "Insufficient account value" under "Determining your contract's value" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.

ASSET TRANSFER PROGRAM ("ATP")

If the GMIB, the "Greater of" GMDB or the GWBL is in effect, you are required to participate in the asset transfer program ("ATP"). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra
Conservative Strategy investment option and the variable investment options.
The formulas applicable to you may not be altered once you elect the benefit.
In essence, we seek to preserve account value by transferring some or all of your account value to a more stable option (i.e., the AXA Ultra Conservative
Strategy investment option). The formulas also contemplate the transfer of some or all of the account value from the AXA Ultra Conservative Strategy investment option to the variable investment options according to your allocation instructions on file. The formulas are described below and are also described in greater detail in Appendix VIII later in this Prospectus.

The AXA Ultra Conservative Strategy investment option will only be used to hold amounts transferred out of your variable investment options in accordance with the formulas described below. The AXA Ultra Conservative Strategy investment option is not part of Option A or Option B, and you may not directly allocate a contribution to the AXA Ultra Conservative Strategy investment option or request a transfer of account value into the AXA Ultra Conservative Strategy investment option. The ATP applies regardless of whether you elect Option A or
Option B. On a limited basis, you may request a transfer out of the AXA Ultra
Conservative Strategy investment option, subject to the rules discussed below.
For a summary description of the AXA Ultra Conservative Strategy investment option, please see "Portfolios of the Trusts" in "Contract features and benefits" earlier in this Prospectus.

Transfers into or out of the AXA Ultra Conservative Strategy investment option, if required, are processed on each valuation day. The valuation day occurs on each contract monthiversary. The contract monthiversary is the same date of the month as the contract date. If the contract monthiversary is not a business day in any month, the valuation day will be the preceding business day. For contracts with issue dates after the 28th day of the month, the valuation day will be on the first business day of the following month. In the twelfth month of the contract year, the valuation day will be on the contract date anniversary. If the contract date anniversary occurs on a day other than a business day, the valuation day will be the business day immediately preceding the contract date anniversary.

In general, the formulas work as follows. On each valuation day, two formulas -
the ATP formula and the transfer amount formula - are used to automatically perform an analysis with respect to your GMIB. For purposes of these calculations, amounts in the guaranteed interest option and any Special DCA program are excluded from amounts that are transferred into the AXA Ultra
Conservative Strategy investment option.

The first formula, called the ATP formula, begins by calculating a contract ratio, which is determined by dividing the account value by the Roll-up benefit base, and subtracting the resulting number from one. The contract ratio is then compared to predetermined "transfer points" to determine what portion of account value needs to be held in the AXA Ultra Conservative Strategy investment option is required.

If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the variable investment options according to your allocation instructions on file. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra
Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of your account value in the variable investment options, will be transferred into the AXA Ultra Conservative Strategy investment option.

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your variable investment options on a pro rata basis. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the variable investment options in accordance with your allocation instructions on file. Any amounts that would have been allocated to the guaranteed interest option, based on your allocation instructions on file, will be allocated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option or a Special DCA program as a result of any ATP transfer.

If you make a contribution after the contract date, that contribution will be allocated according to the instructions that you provide or, if we do not receive any instructions, according to the allocation instructions on file for your contract. If the contribution is processed on a valuation day, it will be subject to an ATP transfer calculation on that day. If the contribution is received between valuation days, the amount contributed will be subject to an
ATP transfer calculation on the next valuation day.

                                              CONTRACT FEATURES AND BENEFITS 37

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra
Conservative Strategy investment option when the ATP formula indicates that such a transfer is required. For example, the transfer amount formula reallocates account value such that for every 1% by which the contract ratio exceeds the minimum transfer point after the transaction 10% of the account value will be invested in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the AXA Ultra
Conservative Strategy investment option such that 100% of account value will be invested in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program. On the first day of your first contract year, the minimum transfer point is 10% and the maximum transfer point is 20%. The minimum and maximum transfer points increase each contract monthiversary. After the 20th contract year, the minimum transfer point is 50%
and the maximum transfer point is 60%. See Appendix VIII for a list of transfer points.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle
ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. An off cycle valuation will not occur on a monthiversary. Cancellation of any dollar cost averaging program will not trigger an off cycle ATP transfer. For the purposes of any off cycle calculation, the ATP transfer formula will use the account value as of the previous business day. Off cycle calculations will use the transfer points for the most recent valuation day.

If you take a withdrawal from your contract and there is account value allocated to the AXA Ultra Conservative Strategy investment option, the withdrawal will be taken pro rata out of your variable investment options
(including the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option, if applicable. If there is insufficient value or no value in those investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the
Special DCA program.

Subject to any necessary regulatory approvals and advance notice to affected contract owners, we reserve the right to utilize an investment option other than the AXA Ultra Conservative Strategy investment option as part of the ATP.

ATP EXIT OPTION. Apart from the operation of the formulas, you may request a transfer of account value in the AXA Ultra Conservative Strategy investment option. You may wish to exercise the ATP exit option if you seek greater equity exposure and if it meets your investment goals and risk tolerance. This strategy may result in higher growth of your account value if the market increases which may also increase your benefit bases upon a reset. On the other hand, if the market declines, your account value will also decline which will reduce the likelihood that your benefit bases will increase. You should consult with your financial professional to assist you in determining whether exercising the ATP exit option meets your investment goals and risk tolerance.

The ATP exit option is subject to the following limitations:

..   You may not transfer out of the AXA Ultra Conservative Strategy investment option during the first contract year.

..   Beginning in the second contract year, you may make a transfer out of the
    AXA Ultra Conservative Strategy investment option only once per contract year.

..   You must elect the transfer on a specific transfer form we provide.

..   100% of your account value in the AXA Ultra Conservative Strategy investment option must be transferred out. You cannot request a partial transfer. The transfer will be allocated to your variable investment options based on the instructions we have on file.

..   There is no minimum account value requirement for the ATP exit option. You may make this election if you have any account value in the AXA Ultra
    Conservative Strategy investment option.

..   We are not able to process an ATP exit option on a valuation day or on a day where we process an off cycle transfer. If your transfer form is received in good order on a valuation day or a day on which we process an off cycle transfer, your ATP exit option will be processed on the next business day. If no account value remains in the AXA Ultra Conservative
    Strategy investment option on that day, there will be no transfer and your election will not count as your one permitted ATP exit option for that contract year.

If we process an ATP exit option, we will recalculate your benefit bases. A transfer may result in a reduction in your benefit bases and therefore a reduction in the value of your benefits.

On the day the ATP exit option is processed, the current value of the Roll-up benefit base is compared to the new benefit base produced by the ATP exit option formula. The Roll-up benefit base is adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula.

If the Roll-up benefit base is adjusted, there are no corresponding adjustments made to the Deferral Roll-up amount, the Annual Roll-up amount and the Annual withdrawal amount in that contract year. Any such amounts are added to your newly adjusted Roll-up benefit base.

The effect of the ATP exit option on the Guaranteed minimum death benefit bases is as follows:

..   "Greater of" GMDB: Both the Roll-up benefit base and the Highest
    Anniversary Value benefit base will be adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the
    ATP exit option formula. There is the potential that the Roll-up benefit base will be adjusted without a corresponding adjustment to the Highest
    Anniversary Value benefit base and vice versa.

..   Highest Anniversary Value death benefit: The benefit base value for the
    Highest Anniversary Value death benefit will be adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula.

..   Return of Principal death benefit: The Return of Principal death benefit base is not adjusted.

For information about the ATP exit option, please see Appendix VIII later in this Prospectus.


38  CONTRACT FEATURES AND BENEFITS

ATP CONTINUATION RULES. Under the following circumstances the ATP will continue as described above, except that the ATP exit option will no longer be available. See Appendix VIII later in this Prospectus for more information.

..   If the GMIB converts to the GWBL on the contract date anniversary following age 85, the ATP will use the GWBL benefit base for all applicable calculations.

..   If the "Greater of" GMDB is elected with the GMIB and the GMIB is dropped without converting to GWBL on the contract date anniversary following age
    85, the ATP will use the GMDB benefit base for all applicable calculations.

..   If you convert to the GWBL while the "Greater of" GMDB is in effect and later drop the GWBL, the ATP will use the GMDB benefit base for all applicable calculations.

DROPPING THE GUARANTEED MINIMUM INCOME BENEFIT AFTER ISSUE

You may drop the GMIB from your contract after issue and prior to conversion to the GWBL, subject to the following restrictions:

..   You may not drop the GMIB if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions.

..   The GMIB will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GMIB on a date other than a contract date anniversary, we will deduct a pro rata portion of the GMIB charge for the contract year on that date.

..   If you elect the "Greater of" GMDB I or "Greater of" GMDB II and the
    corresponding GMIB, and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. We will also automatically terminate the Guaranteed minimum death benefit and its charge and apply the Return of Principal death benefit.

..   If you elect the Highest Anniversary Value death benefit with the GMIB and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. Your contract will continue with the Highest Anniversary Value death benefit at the applicable charge. Withdrawals will now reduce your Highest Anniversary Value benefit base on a pro rata basis. See "How withdrawals affect your guaranteed benefits" later in this section.

..   If you drop the GMIB from your contract prior to the contract date anniversary following age 85, the ATP will no longer be in effect. Any account value in the AXA Ultra Conservative Strategy investment option will be allocated to your variable investment options.

If a benefit has been dropped, you will receive a letter confirming that the benefit has been dropped. If you drop the GMIB you will not be permitted to add the GMIB to your contract again. See "Guaranteed minimum death benefit" below for more information regarding how dropping the GMIB will affect the Guaranteed minimum death benefit. See "How withdrawals affect your guaranteed benefits"
below in this section for more information on how withdrawals are treated after the GMIB is dropped.

DROPPING YOUR GUARANTEED BENEFITS IN THE EVENT OF A FEE CHANGE. In the event that we exercise our contractual right to change the fees for the guaranteed benefits, you may be given a one-time opportunity to drop your guaranteed benefits, subject to our rules. You may drop your guaranteed benefits only within 30 days of the fee change notification. The requirement that all withdrawal charges have expired will be waived. Please see "Fee changes for the guaranteed benefits" under "Charges and expenses" later in this Prospectus for information on dropping your GMIB upon notice of a change to the GMIB fee.

GUARANTEED MINIMUM DEATH BENEFIT

You may choose from three death benefit options:

..   Return of Principal death benefit;

..   Highest Anniversary Value death benefit;

..   "Greater of" death benefits:

   -- The "Greater of" GMDB I (available only if elected with the GMIB I --
      Asset Allocation); or

   -- The "Greater of" GMDB II (available only if elected with the GMIB II --
      Custom Selection).

The Return of Principal death benefit, if elected without a GMIB, is available at issue to all owners. If elected with a GMIB, the Return of Principal death benefit is issued to owners age 20-80 (age 20-70 for Series CP(R)). The Highest
Anniversary Value death benefit, if elected without a GMIB, is issued to owners age 0-80 (age 0-70 for Series CP(R)). If elected with a GMIB, the Highest
Anniversary Value death benefit is issued to owners age 20-80 (age 20-70 for
Series CP(R)). The "Greater of" GMDB, which must be elected with a GMIB, is issued to owners age 20-65. Please note that the maximum issue age for the death benefit options may be different for certain contract owners. Please see
Appendix IX later in this Prospectus for more information.

Your contract provides a Return of Principal death benefit. If you do not elect one of the "Greater of" death benefits or the Highest Anniversary Value death benefit described below when your contract is issued, the death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the Return of Principal death benefit, whichever provides the higher amount. The Return of Principal death benefit is equal to your total contributions, adjusted for withdrawals (and any associated withdrawal charges, if applicable). The Return of Principal death benefit is available to all owners.

If you elect one of the "Greater of" death benefits or the Highest Anniversary
Value death benefit, your death benefit is equal to your account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or the benefit base of your elected "Greater of" GMDB or the Highest Anniversary Value death benefit on the date of the owner's (or older joint owner's, if applicable) death, adjusted for any subsequent withdrawals (and associated withdrawal charges, if applicable), whichever provides the higher amount. Once your contract is issued, you may not change or voluntarily terminate your death benefit. However, dropping the GMIB can cause the

                                              CONTRACT FEATURES AND BENEFITS 39

corresponding "Greater of" GMDB to also be dropped. Please see below and
"Payment of death benefit" later in this Prospectus for more information.

The Highest Anniversary Value death benefit can be elected by itself. Each
"Greater of" GMDB is available only with the corresponding GMIB. Therefore, the
"Greater of" GMDB I can only be elected if you also elect the GMIB I -- Asset
Allocation. The "Greater of" GMDB II can only be elected if you also elect the
GMIB II -- Custom Selection. There is an additional charge for the "Greater of"
GMDB and the Highest Anniversary Value death benefit. There is no additional charge for the Return of Principal death benefit. See "Charges and expenses"
later in this Prospectus.

If you elect to drop the GMIB prior to the contract date anniversary following age 85, the "Greater of" GMDB will be dropped automatically.

If the GMIB is dropped without converting to the GWBL within 30 days after the contract date anniversary following age 85, then the "Greater of" GMDB will be retained, along with the associated charges and withdrawal treatment. If a benefit has been dropped, you will receive a letter confirming that the drop has occurred. See "Dropping the Guaranteed minimum income benefit after issue"
earlier in this section for more information.

If the "Greater of" GMDB is dropped, your death benefit value will be what the value of the Return of Principal death benefit would have been if the Return of
Principal death benefit were elected at issue. If the "Greater of" GMDB is dropped on a contract anniversary, the charges will be taken, but will not be taken on future contract date anniversaries. If the "Greater of" GMDB is not dropped on a contract anniversary, then the pro rata portion of the fees will be charged.

If you elect one of the death benefit options described above and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any death benefit elected will be replaced automatically with the Return of Principal death benefit. See
"Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

Subject to state availability (see Appendix IX later in this Prospectus for state availability of these benefits), your age at contract issue, and your contract type, you may elect one of the death benefits described above.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Each death benefit is equal to its corresponding benefit base described earlier in "Guaranteed minimum death benefit and Guaranteed minimum income benefit base." Once you have made your death benefit election, you may not change it.

If you purchase a "Greater of" GMDB with a GMIB, you will be eligible to reset your Roll-up benefit base. See "Roll-up benefit base reset" earlier in this section.

Please see "How withdrawals affect your guaranteed benefits" later in this section and "Insufficient account value" in "Determining your contract's value"
and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.

If you are using your Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your
Guaranteed minimum death benefit. See "Owner and annuitant requirements"
earlier in this section.

See Appendix IV later in this Prospectus for an example of how we calculate the guaranteed benefit bases.

Surrendering your contract will terminate your death benefit. Please see
"Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

EARNINGS ENHANCEMENT BENEFIT

Subject to state and contract availability (see Appendix IX later in this
Prospectus for state availability of these benefits), if you are purchasing a contract under which the Earnings enhancement benefit is available, you may elect the Earnings enhancement benefit at the time you purchase your contract.
The Earnings enhancement benefit provides an additional death benefit as described below. See the appropriate part of "Tax information" later in this
Prospectus for the potential tax consequences of electing to purchase the
Earnings enhancement benefit in an NQ or IRA contract. Once you purchase the
Earnings enhancement benefit you may not voluntarily terminate this feature. If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this
Prospectus.

If you elect the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this
Prospectus.

The additional death benefit will be 40% of:

the GREATER OF:

..   the account value, OR

..   any applicable death benefit

DECREASED BY:

..   total net contributions

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) "Net contributions" are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued
the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. "Net contributions"
are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (for Series CP(R) contracts, credit amounts are not included in "net contributions"); and (ii) "Death benefit" is equal to the GREATER of the account value as of the date we receive satisfactory proof of death OR any applicable Guaranteed minimum death benefit as of the date of death.

40  CONTRACT FEATURES AND BENEFITS

For Series CP(R) contracts, for purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year period prior to death of the owner (or older joint owner, if applicable), the account value will not include any credits applied in the one-year period prior to death.

If the owner (or older joint owner, if applicable) is age 71 through 75 when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 25% of:

the GREATER OF:

..   the account value, OR

..   any applicable death benefit

DECREASED BY:

..   total net contributions

The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 85, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw
$12,000, you have withdrawn 40% of your account value. If the benefit is
$40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x 0.40)
and the benefit after the withdrawal would be $24,000 ($40,000 - $16,000).

For an example of how the Earnings enhancement benefit is calculated, please see Appendix VI.

For contracts continued under Spousal continuation, upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. Your spouse beneficiary or younger spouse joint owner must be 75 or younger when he or she becomes the successor owner for the Earnings enhancement benefit that had been elected at issue to continue after your death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse's death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit)
in a lump sum. See "Spousal continuation" in "Payment of death benefit" later in this Prospectus for more information.

The Earnings enhancement benefit must be elected when the contract is first issued: neither the owner nor the successor owner can add it after the contract has been issued. Ask your financial professional or see Appendix IX later in this Prospectus to see if this feature is available in your state.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE ("GWBL")

For an additional charge, the Guaranteed withdrawal benefit for life ("GWBL")
guarantees that you can take withdrawals up to a maximum amount per year (your
"Guaranteed annual withdrawal amount"). The GWBL is only available as a conversion option from the GMIB. The opportunity to convert from the GMIB to the GWBL is the contract date anniversary following age 85. You may elect to make this conversion only during the 30 days after the contract anniversary following the attainment of age 85.

--------------------------------------------------------------------------------
THE "CONVERSION EFFECTIVE DATE" IS THE CONTRACT DATE ANNIVERSARY FOLLOWING THE
CONTRACT OWNER'S AGE 85, IF APPLICABLE.
--------------------------------------------------------------------------------

A Roll-up benefit base reset for the GMIB does not extend the waiting period during which you can convert.

If you have neither exercised the GMIB nor dropped it from your contract as of the contract date anniversary following age 85 ("last exercise date"), you will have up to 30 days after that contract date anniversary to choose what you want to do with your GMIB. You will have three choices available to you:

..   You may affirmatively convert the GMIB to a GWBL;

..   You may exercise the GMIB, and begin to receive lifetime income under that benefit;

..   You may elect to terminate the GMIB without converting to the GWBL.

IF YOU TAKE NO ACTION WITHIN 30 DAYS AFTER THE CONTRACT DATE ANNIVERSARY
FOLLOWING AGE 85, THE GMIB WILL CONVERT AUTOMATICALLY TO THE SINGLE LIFE GWBL.

If you exercise the GMIB, it will function as described earlier in this
Prospectus under "Guaranteed minimum income benefit ("GMIB")". If you elect to terminate the GMIB without converting to the GWBL, your contract will continue in force, without either benefit, but you will retain your Guaranteed minimum death benefit. If you take no action, or affirmatively convert the GMIB, your
GMIB will be converted to the GWBL, retroactive to the Conversion effective date. Please note that if you exercise the GMIB prior to the Conversion effective date, you will not have the option to convert the GMIB to the GWBL.
If you drop the GMIB prior to conversion, you will lose the "Greater of" GMDB and any withdrawals will now reduce your remaining death benefit base on a pro rata basis.

The charge for the GWBL will be deducted from your account value on each contract date anniversary. Please see "Guaranteed withdrawal benefit for life charge" later in this Prospectus for a description of the charge.

You should not convert to the GWBL if:

..   You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of Excess withdrawals" below in this section);

..   You are not interested in taking withdrawals prior to the contract's maturity date; or

..   You are using the contract to fund a QP contract where withdrawal restrictions under the qualified plan may apply.

For traditional IRAs and QP contracts, you may take your lifetime required minimum distributions ("RMDs") without losing the value of the GWBL, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing

                                              CONTRACT FEATURES AND BENEFITS 41

your money" later in this Prospectus, including utilizing our Automatic RMD service. The Automatic RMD service is not available under QP contracts. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.

ADDITIONAL OWNER AND ANNUITANT REQUIREMENTS

Converting the GMIB to the GWBL may alter the ownership of your contract. The options you may choose depend on the original ownership of your contract. You may only choose among the ownership options below if you affirmatively choose to convert the GMIB to the GWBL. If your benefit is converted automatically, your contract will be structured as a Single life contract. Your ability to add a Joint life is limited by the age and timing requirements described below under "Guaranteed annual withdrawal amount".

SINGLE OWNER. If the contract has a single owner, and the owner converts the
GMIB to the GWBL with the single life ("Single life") option, there will be no change to the ownership of the contract. However, if the owner converts the
GMIB to the GWBL with the joint life ("Joint life") option, the owner must add his or her spouse as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage. If the contract is an NQ contract, the owner may grant the successor owner ownership rights in the contract at the time of conversion.

JOINT OWNERS. If the contract has joint owners and the GMIB converts to the
GWBL with the Single life option, there will be no change to the ownership of the contract, unless the joint owners request that the younger joint owner be dropped from the contract. If the contract has spousal joint owners, and they request a Joint life benefit, we will use the younger spouse's age in determining the Applicable percentage. If the contract has non-spousal joint owners, and the joint owners request a Joint life benefit, the younger owner may be dropped from the contract, and the remaining owner's spouse added as the successor owner. We will use the age of the younger spouse in determining the
Joint life Applicable percentage.

NON-NATURAL OWNER. Contracts with non-natural owners that convert to the GWBL will have different options available to them, depending on whether they have an individual annuitant or joint annuitants. If the contract has a non-natural owner and an individual annuitant, and the owner converts to the GWBL with the
Single life option, there will be no change to the ownership of the contract.
If the owner converts to the GWBL with the Joint life option under a contract with an individual annuitant, the owner must add the annuitant's spouse as the joint annuitant. We will use the age of the younger spouse in determining the
Joint life Applicable percentage.

If the contract has a non-natural owner and joint annuitants, and the owner converts to the GWBL with the Single life option, there will be no change to the ownership of the contract, unless the owner requests that the younger annuitant be dropped from the contract. If the owner converts to the GWBL on a
Joint life basis, there will be no change to the ownership of your contract. We will use the age of the younger spouse in determining the Applicable percentage on a Joint life basis.

GWBL BENEFIT BASE

Upon conversion, your GWBL benefit base is equal to either your account value or the Roll-up benefit base, as described below under "Guaranteed annual withdrawal amount". It will increase or decrease, as follows:

..   Your GWBL benefit base may be increased on each contract date anniversary, as described below under "Annual Ratchet".

..   Your GWBL benefit base is not reduced by withdrawals except any amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the GWBL benefit base on a pro rata basis. See "Effect of Excess withdrawals" below in this section.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT

The Guaranteed annual withdrawal amount may be withdrawn at any time during the contract year that begins on the Conversion effective date, or any subsequent contract year. You may elect one of our automated payment plans or you may take partial withdrawals. The initial Guaranteed annual withdrawal amount is calculated as of the Conversion effective date. All withdrawals reduce your account value and Guaranteed minimum death benefit. Any withdrawals taken during the 30 days after the Conversion effective date will be counted toward the Guaranteed annual withdrawal amount.

We will recalculate the Guaranteed annual withdrawal amount on each contract date anniversary and as of the date of any Excess withdrawal, as described below under "Effect of Excess withdrawals". The withdrawal amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

The withdrawal charge, if applicable, is waived for withdrawals up to the
Guaranteed annual withdrawal amount, but all withdrawals are counted toward your free withdrawal amount. See "Withdrawal charge" in "Charges and expenses"
later in this Prospectus.

Your Guaranteed annual withdrawal amount is calculated based on whether the benefit is based on a Single Life or Joint Life as described below:

SINGLE LIFE. If your GMIB is converted to a GWBL on a Single life basis, the
Guaranteed annual withdrawal amount will be equal to (1) either: (i) your account value on the Conversion effective date or (ii) your Roll-up benefit base on the Conversion effective date, multiplied by (2) the Applicable percentage.

Your initial GWBL benefit base and Applicable percentage will be determined by whichever combination of benefit base and percentage set forth in the table below results in a higher Guaranteed annual withdrawal amount.

The Applicable percentage applied to your account value is 6.0% (Column A). The
Applicable percentage applied to your benefit base will be determined by the
Roll-up rate in effect at the time of the calculation. If the first withdrawal was taken on the contract date

42  CONTRACT FEATURES AND BENEFITS

anniversary after the owner was age 64 or if a withdrawal has never been taken, the Applicable percentage is 5.0% (Column B). If the first withdrawal was taken on or prior to the contract date anniversary when the owner was age 64 the
Applicable percentage is 4% (Column C).

--------------------------------------------------------
                APPLICABLE PERCENTAGE
--------------------------------------------------------
                        B                    C
     A         ROLL-UP BENEFIT BASE ROLL-UP BENEFIT BASE
ACCOUNT VALUE   (5% ROLL-UP RATE)    (4% ROLL-UP RATE)
--------------------------------------------------------
    6.0%               5.0%                 4.0%
--------------------------------------------------------

For example, assuming you have never taken a withdrawal, if on the Conversion effective date your Roll-up benefit base is $115,000, and your account value is
$100,000, the Guaranteed annual withdrawal amount would be $6,000. This is because $115,000 (the Roll-up benefit base) multiplied by 5.0% (the percentage in Column B) equals only $5,750, while $100,000 (the account value) multiplied by 6.0% (the percentage in Column A) equals $6,000. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 6.0%.

On the other hand, assuming you have never taken a withdrawal, if on the
Conversion effective date your Roll-up benefit base is $200,000, and your account value is $100,000, the initial Guaranteed annual withdrawal amount would be $10,000. This is because $100,000 (the account value) multiplied by
6.0% (the percentage in Column A) equals only $6,000, while $200,000 (the
Roll-up benefit base) multiplied by 5.0% (the percentage in Column B) equals
$10,000. Under this example, your initial GWBL benefit base would be $200,000, and your Applicable percentage would be 5.0%.

The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See "Guaranteed withdrawal benefit for life charge" in "Charges and expenses" later in this Prospectus.

If the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date (Column B or Column
C above), and the GWBL benefit base is increased by an Annual Ratchet, then the
Applicable percentage will increase from either 4.0% or 5.0% to 6.0%.

However, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), then an Annual Ratchet will not affect the Applicable percentage.

If the GWBL benefit base and/or the Applicable percentage increases as the result of an Annual Ratchet, the Guaranteed annual withdrawal amount will also increase.

If you take a withdrawal during the 30 days following the Conversion effective date, and your GMIB is converted to the GWBL on a Single life basis, we will calculate whether that withdrawal exceeds the Guaranteed annual withdrawal amount based on your GWBL benefit base and Applicable percentage. If the withdrawal exceeds the Guaranteed annual withdrawal amount on a Single life basis, the conversion will still occur, but we will inform you that there is an
Excess withdrawal.

JOINT LIFE/SUCCESSOR OWNER. If you hold an IRA or NQ contract, you may convert your GMIB to a Joint life GWBL. You must affirmatively request that the benefit be converted and your spouse must be at least age 70 on the Conversion effective date. If the younger spouse is younger than 70 as of the Conversion effective date, the election of Joint life will not be available, even if the contract was issued to spousal joint owners. The successor owner must be the owner's spouse. For NQ contracts, the successor owner can be designated as a joint owner. See "Additional owner and annuitant requirements" earlier in this section for more information regarding the requirements for naming a successor owner. The automatic conversion of the GMIB to the GWBL will create a Single life contract with the GWBL, even if you and your spouse are joint owners of your NQ contract. You will be able to change your contract to a Joint life contract at a later date, before the first withdrawal is taken after the
Conversion effective date. If you do add a Joint life contract, your spouse must submit any requested information.

For Joint life contracts, the percentages used in determining the Applicable percentage and the Guaranteed annual withdrawal amount will depend on your age or the age of your spouse, whoever is younger, as set forth in the following table.

The Applicable percentages applied to your account value are listed in Column
A. The Applicable percentage applied to your benefit base will be determined by the Roll-up rate in effect at the time of the calculation. If the first withdrawal was taken on the contract date anniversary after the owner was age
64 or if a withdrawal has never been taken, the Applicable percentages are listed in Column B. If the first withdrawal was taken on or prior to the contract date anniversary when the owner was age 64 the Applicable percentage are listed in Column C.

-------------------------------------------------------------------
                               APPLICABLE PERCENTAGES
                  -------------------------------------------------
                                        B                 C
                                 ROLL-UP BENEFIT   ROLL-UP BENEFIT
YOUNGER SPOUSE'S        A             BASE              BASE
      AGE         ACCOUNT VALUE (5% ROLL-UP RATE) (4% ROLL-UP RATE)
-------------------------------------------------------------------
      85+             5.5%            4.0%              3.5%
-------------------------------------------------------------------
     80-84            5.0%            3.5%              3.0%
-------------------------------------------------------------------
     75-79            4.5%            3.0%              2.5%
-------------------------------------------------------------------
     70-74            4.0%            2.5%              2.0%
-------------------------------------------------------------------

For example, assuming you have never taken a withdrawal, if on the Conversion effective date your account value is $100,000, your Roll-up benefit base is
$150,000, and the younger spouse is age 72, the Guaranteed annual withdrawal amount would be $4,000. This is because $100,000 (the account value) multiplied by 4.0% (the percentage in Column A for the younger spouse's age band) equals
$4,000, while $150,000 (the Roll-up benefit base) multiplied by 2.5% (the percentage in Column B for the younger spouse's age band) equals $3,750. Under this example, your initial GWBL benefit base would be $100,000, and your
Applicable percentage would be 4.0%.

The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See "Guaranteed withdrawal benefit for life charge" in "Charges and expenses" later in this Prospectus.

                                              CONTRACT FEATURES AND BENEFITS 43

If the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date (Column B above), and the GWBL benefit base is increased by an Annual Ratchet, then the
Applicable percentage will increase to the percentage listed in Column A. In addition, if the younger spouse has entered a new age band at the time of a ratchet, the Applicable percentage will increase to the percentage listed in
Column A for that age band. Similarly, if the initial GWBL benefit base and
Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), and the GWBL benefit base is increased by an
Annual Ratchet in a year that the younger spouse has entered a new age band, the Applicable percentage will increase to the percentage listed in Column A for that age band.

Using the example above, if the account value is $160,000 on the contract date anniversary that the younger spouse is age 77, then the GWBL benefit base would ratchet to $160,000, the applicable percentage would increase to 4.5%, and your
Guaranteed annual withdrawal amount would increase to $7,200.

You may elect Joint life at any time before you begin taking withdrawals. If the GMIB has already converted to the GWBL on a Single life basis, the calculation of the initial Applicable percentage and Guaranteed annual withdrawal amount will be based on the younger spouse's age as of the
Conversion effective date, not at the time you elect Joint life, even if the younger spouse is in a different age band at that time.

You can elect Joint life until the later of 30 days following conversion or your first withdrawal from the GWBL. We will recalculate your Guaranteed annual withdrawal amount based on the younger spouse's age as of the Conversion effective date. If the withdrawal does not exceed the recalculated Guaranteed annual withdrawal amount, we will set up the GWBL on a Joint life basis. If the withdrawal exceeds the recalculated Guaranteed annual withdrawal amount, we will offer you the option of either: (i) setting up the benefit on a Joint life basis and treating your withdrawal as an Excess withdrawal, or (ii) setting up the benefit on a Single life basis.

Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and the successor owner.

For Joint life IRA or NQ contracts, a successor owner may only be named before the first withdrawal is taken after the 30th day following the Conversion effective date, if your spouse is at least 70 on the Conversion effective date.
(Withdrawals taken during the applicable period following the Conversion effective date will not bar you from selecting a Joint life contract, but may affect your ability to elect Joint life if the withdrawals are too large as described earlier in this section.)

If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the successor owner is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the owner's life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the successor owner can be dropped but cannot be replaced. If the successor owner is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the
Joint life calculation described earlier in this section. The Applicable percentage will not be adjusted to a Single life percentage.

For Joint life contracts owned by a non-natural owner, a joint annuitant may be named. This can only be done before the first withdrawal is taken after the
30th day following the Conversion effective date. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant's new spouse. This can only be done before the first withdrawal is taken after the 30th day following the
Conversion effective date. If the joint annuitant is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the annuitant's life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the joint annuitant may be dropped but cannot be replaced. If the joint annuitant is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section.

Joint life QP contracts are not permitted in connection with this benefit. This benefit is not available under an Inherited IRA contract. If you are using your
Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GWBL. See "Owner and annuitant requirements" earlier in this section.

EFFECT OF EXCESS WITHDRAWALS

For any withdrawal that causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your GWBL benefit base and your Guaranteed annual withdrawal amount. If you make an
Excess withdrawal, we will recalculate your GWBL benefit base and the
Guaranteed annual withdrawal amount, as follows:

..   Amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the
    GWBL benefit base on a pro rata basis.

..   The Guaranteed annual withdrawal amount is recalculated on the following contract date anniversary to equal the Applicable percentage multiplied by the reset GWBL benefit base. You no longer have a Guaranteed annual withdrawal amount for the remainder of the contract year in which you have taken an Excess withdrawal.

You should not convert your GMIB to a GWBL if you plan to take withdrawals in excess of your Guaranteed annual withdrawal amount as such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your account value is less than your GWBL benefit base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount.

44  CONTRACT FEATURES AND BENEFITS

For example, assume your GWBL benefit base (based on the Roll-up benefit base)
is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 86, on a Single life basis. Assume the Roll-up rate in effect prior to conversion was 5%, Your Guaranteed annual withdrawal amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000.
Your Excess withdrawal amount is $3,000 ($8,000 minus $5,000) and it is 3.75%
of your account value.

As your benefit base is $100,000 before the withdrawal, it would be reduced by
3.75% or $3,750 (3.75% of $100,000) as your excess portion of withdrawal. Your new benefit base would be $96,250 ($100,000 minus $3,750). In addition, your
Guaranteed annual withdrawal amount is reduced to $4,813 (5.0% of $96,250), instead of the original $5,000. See "How withdrawals affect your guaranteed benefits" later in this section.

Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds the greater of (i) the Guaranteed annual withdrawal amount or
(ii) the 10% free withdrawal amount. A with- drawal charge would not be applied in the example above since the $8,000 withdrawal (equal to 10% of the contract's account value as of the beginning of the contract year) falls within the 10% free withdrawal amount. Under the example above, additional withdrawals during the same contract year could result in a further reduction of the GWBL benefit base and the Guaranteed annual withdrawal amount, as well as an application of withdrawal charges, if applicable. See "Withdrawal charge" in
"Charges and expenses" later in this Prospectus.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See
"Insufficient account value" in "Determining your contract's value" later in this Prospectus.

In general, if your contract is a traditional IRA and you participate in our
Automatic RMD service, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus.

ANNUAL RATCHET

Your GWBL benefit base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent GWBL benefit base. If your account value is greater, we will ratchet up your GWBL benefit base to equal your account value. For Joint life contracts, if your
GWBL benefit base ratchets on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on the younger spouse's attained age at the time of the ratchet. For Single life contracts, if the initial GWBL benefit base and Applicable percentage are calculated using your Roll-up benefit base on the Conversion effective date and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from either 4.0% or 5.0% to 6.0%. For both Single life and Joint life contracts, your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new
GWBL benefit base.

SUBSEQUENT CONTRIBUTIONS

Subsequent contributions are not permitted after the Conversion effective date.

INVESTMENT OPTIONS

While the GWBL is in effect, investment options will be restricted to the investment options that were available to you when your GMIB was in effect. If you convert from GMIB I -- Asset Allocation, your investment option will remain restricted to Option A. If you convert from GMIB II -- Custom Selection, you will continue to have access to both Option A and Option B investment options.
You will be able to reallocate your account value, at any time after the conversion, subject to the applicable allocation limitations. The ATP will remain in effect on your contract after conversion to the GWBL, but you will no longer be able to elect the ATP exit option.

DOLLAR COST AVERAGING

Any dollar cost averaging program in place on the date of conversion will be terminated.

You may elect a new Investment simplifier program after conversion, but the
Special DCA programs will not be available after conversion. See "Dollar cost averaging" in "Allocating your contributions" earlier in this section.

EARNINGS ENHANCEMENT BENEFIT

If you elected the Earnings enhancement benefit, it will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL.

GUARANTEED MINIMUM DEATH BENEFIT

The Guaranteed minimum death benefit that is in effect before the conversion of the GMIB to the GWBL will continue to be in effect after the conversion, but there will be no further Annual Ratchets or Roll-ups of the death benefit as of the contract anniversary following age 85. See "How withdrawals affect your guaranteed benefits" later in this section and "Spousal continuation" in
"Payment of death benefit" later in this Prospectus.

If you convert your GMIB to a GWBL on a Joint life basis, the Guaranteed minimum death benefit that would otherwise have been payable at the death of the owner (or the older joint owner or the annuitant or older joint annuitant if the contract is owned by a non-natural owner) will be payable at the death of the second to die of the owner and successor owner (or both joint annuitants if the contract is owned by a non-natural owner). Under certain circumstances,
Roll-ups and Annual Ratchets may resume after the death of the older spouse, depending on the age of the younger spouse. See "Spousal continuation" in
"Payment of death benefit" later in this Prospectus.

ANNUITY MATURITY DATE. If your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the GWBL. Any remaining
Guaranteed minimum death benefit value will be terminated. See "Annuity maturity date" in "Accessing your money" later in this Prospectus.

EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits.
If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.

                                              CONTRACT FEATURES AND BENEFITS 45

However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:

..   Your Accumulator(R) Series contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits.
    The owner of the Accumulator(R) Series contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant.
    If the owner is non-natural, the annuitant and joint annuitant, if applicable, will be the same as under your Accumulator(R) Series contract.

..   If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.

..   If you were taking withdrawals through the "Customized payment plan" or in unscheduled partial withdrawals, we will pay the balance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.

..   Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

..   Any Guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar-for-dollar basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.

..   The charge for the GWBL and any Guaranteed minimum death benefit will no longer apply.

..   If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.

OTHER IMPORTANT CONSIDERATIONS

..   This benefit is not appropriate if you do not intend to take withdrawals prior to annuitization.

..   Amounts withdrawn in excess of your Guaranteed annual withdrawal amount may be subject to a withdrawal charge, as described in "Charges and expenses"
    later in this Prospectus. In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL. See
    "Effect of Excess withdrawals" above in this section.

..   Withdrawals are not considered annuity payments for tax purposes. See "Tax information" later in this Prospectus.

..   All withdrawals reduce your account value and Guaranteed minimum death benefit. See "How withdrawals affect your guaranteed benefits" below and
    "How withdrawals are taken from your account value" in "Accessing your money" later in this Prospectus.

..   If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

..   The GWBL benefit terminates if the contract is continued under the beneficiary continuation option or under the Spousal continuation feature if the spouse is not the successor owner.

..   If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal amount, all benefits under the contract will terminate, including the GWBL benefit. See
    "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

..   If you transfer ownership of the contract, you terminate the GWBL benefit.
    See "Transfers of ownership, collateral assignments, loans and borrowing"
    in "More information" later in this Prospectus for more information.

..   Withdrawals are available under other annuity contracts we offer and the contract without purchasing a withdrawal benefit.

..   If you elect GWBL on a Joint life basis and subsequently get divorced, your divorce will not automatically terminate the contract. For both Joint life and Single life contracts, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit. Any withdrawal made for the purpose of creating another contract for your ex-spouse will reduce the benefit base(s) as described in "How withdrawals affect your guaranteed benefits" below, even if pursuant to a divorce decree.

..   The Federal Defense of Marriage Act precludes same-sex married couples, domestic partners, and civil union partners from being considered married under federal law. Such individuals, therefore, are not entitled to the favorable tax treatment accorded spouses under federal tax law. As a result, mandatory distributions from the contract must be made after the death of the first individual. Accordingly, a Joint life GWBL will have little or no value to the surviving same-sex spouse or partner. You should consult with your tax adviser for more information on this subject.

DROPPING THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE AFTER CONVERSION

You may drop the GWBL from your contract after conversion from the GMIB, subject to the following restrictions:

..   You may not drop the GWBL if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. If there are no withdrawal charges in effect under your contract on the Conversion effective date, you may drop the GWBL at any time.

..   The GWBL will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GWBL on a date other than a contract date anniversary, we will deduct a pro rata portion of the GWBL charge for that year, on that date.

..   After the GWBL is dropped, the withdrawal treatment for the Guaranteed minimum death benefit will continue to be on a pro rata basis.

..   Generally, only contracts with the GWBL can have successor owners. However, if your contract has the GWBL with the Joint life option, the successor owner under that contract will continue to be deemed a successor owner, even if you drop the GWBL.

46  CONTRACT FEATURES AND BENEFITS

   The successor owner will continue to have precedence over any designated beneficiary in the event of the owner's death.

..   If the GWBL is dropped and the "Greater of" GMDB is not in effect, the ATP will no longer be in effect. Any account value in the AXA Ultra
    Conservative Strategy investment option will be allocated to your variable investment options.

..   If the GWBL is dropped and the "Greater of" GMDB continues, the ATP will continue for as long as the "Greater of" GMDB remains in effect.

After your request has been processed, you will receive a letter confirming that the GWBL has been dropped.

DROPPING YOUR GUARANTEED BENEFITS IN THE EVENT OF A FEE CHANGE. In the event that we exercise our contractual right to change the fees for the guaranteed benefits, you may be given a one-time opportunity to drop your guaranteed benefits, subject to our rules. You may drop your guaranteed benefits only within 30 days of the fee change notification. The requirement that all withdrawal charges have expired will be waived. Please see "Fee changes for the guaranteed benefits" under "Charges and expenses" later in this Prospectus for information on dropping your GWBL upon notice of a change to the GWBL fee.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

Withdrawals affect your guaranteed benefit bases, as follows:

IF THE GMIB IS ELECTED AT ISSUE IN COMBINATION WITH ANY GUARANTEED MINIMUM
DEATH BENEFIT:

..   In the first contract year, all withdrawals reduce your Roll-up benefit base and Highest Anniversary Value benefit base on a pro rata basis.

..   Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up benefit base. Instead, such withdrawals reduce your Annual Roll-up amount on a dollar-for-dollar basis.

..   Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will reduce your Highest Anniversary Value benefit base on a dollar-for-dollar basis.

..   An Excess withdrawal will always reduce your Roll-up benefit base and your
    Highest Anniversary Value benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your guaranteed benefit bases on a pro rata basis.

..   All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro rata basis.

IF THE HIGHEST ANNIVERSARY VALUE DEATH BENEFIT IS ELECTED AT ISSUE WITHOUT THE
GMIB:

..   All withdrawals from your contract always reduce your Highest Anniversary
    Value benefit base on a pro rata basis.

IF YOU HAVE THE RETURN OF PRINCIPAL DEATH BENEFIT (WITH OR WITHOUT THE GMIB):

..   All withdrawals from your contract reduce your Return of Principal death benefit base on a pro rata basis.

IF THE GMIB IS DROPPED AFTER ISSUE BEFORE YOU ARE ELIGIBLE TO CONVERT TO THE
GWBL:

..   If you had the Return of Principal death benefit prior to dropping the
    GMIB, the Return of Principal death benefit will continue to be in effect and withdrawals will continue to reduce your Return of Principal death benefit base on a pro rata basis.

..   If you had the Highest Anniversary Value death benefit prior to dropping the GMIB, the Highest Anniversary Value death benefit will continue to be in effect and withdrawals will reduce the Highest Anniversary Value benefit base on a pro rata basis as of the date you drop the GMIB.

..   If you had the "Greater of" GMDB prior to dropping the GMIB, the "Greater of" GMDB will automatically be dropped and convert to the Return of
    Principal death benefit. The value of the Return of Principal death benefit base would be adjusted to reflect what the Return of Principal death benefit base would have been had your contract been issued with the Return of Principal death benefit. All withdrawals will reduce the Return of
    Principal death benefit base on a pro rata basis.

IF THE GMIB IS DROPPED WITHOUT CONVERTING TO GWBL WITHIN 30 DAYS AFTER THE
CONTRACT DATE ANNIVERSARY FOLLOWING AGE 85:

..   All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro rata basis.

..   If the Highest Anniversary Value death benefit is still effective, withdrawals are taken on a dollar-for-dollar basis up to 5% of the beginning of year Highest Anniversary Value benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the benefit base on a pro rata basis.

..   If the "Greater of" GMDB is still effective, the Roll-up benefit base and the Highest Anniversary Value benefit base are each reduced by withdrawals on a dollar-for-dollar basis up to 5% of the beginning of contract year
    Roll-up benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the respective benefit bases on a pro rata basis.

IF YOUR GMIB CONVERTS TO GWBL:

..   Withdrawals up to your Guaranteed annual withdrawal amount will not reduce your GWBL benefit base.

..   An Excess withdrawal will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the
    Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your GWBL benefit base on a pro rata basis.

IF YOUR GMIB CONVERTS TO GWBL, AND YOU HAVE A "GREATER OF" GMDB, THE HIGHEST
ANNIVERSARY VALUE DEATH BENEFIT OR THE RETURN OF PRINCIPAL DEATH BENEFIT:

..   All withdrawals from your contract reduce your Roll-up benefit base,
    Highest Anniversary Value benefit base and Return of Principal death benefit base on a pro rata basis.

                                              CONTRACT FEATURES AND BENEFITS 47

See "Dropping the Guaranteed minimum income benefit after issue" described earlier in this section.

Please consider that the GWBL is not beneficial to you unless you intend to take withdrawals.

For information on how RMD payments affect your guaranteed benefits, see
"Lifetime required minimum distribution withdrawals" in "Accessing your money"
later in this Prospectus.

HOW A PRO RATA REDUCTION IS CALCULATED

Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit base by the same percentage. If you take a withdrawal that reduces your guaranteed benefit base on a pro rata basis and your account value is less than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will exceed the amount of the withdrawal.

For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new benefit after the withdrawal would be $24,000 ($40,000 - $16,000). If your account value is greater than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will be less than the amount of the withdrawal.

For purposes of calculating the adjustment to your guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your account value. For more information on the calculation of the charge, see "Withdrawal charge" later in the Prospectus.

Prior to conversion, when an RMD withdrawal using our RMD program occurs, the entire withdrawal amount will reduce the Roll-up benefit base and the Highest
Anniversary Value benefit base on a dollar-for-dollar basis. Reduction on a dollar-for-dollar basis means that your Roll-up benefit base and your Highest
Anniversary Value benefit base will be reduced by the dollar amount of the withdrawal. After conversion, the RMD amount, if greater than the Guaranteed annual withdrawal amount, will not reduce the GWBL benefit base.

For QP contracts, after the first contract year, additional contributions made during the contract year do not affect the amount of the withdrawals that can be taken on a dollar-for-dollar basis in that contract year.

INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

(FOR SERIES B AND SERIES L CONTRACTS ONLY)

THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS INTENDED TO PROVIDE
OPTIONS TO BENEFICIARIES IN COMPLYING WITH FEDERAL INCOME TAX RULES. THERE ARE
A NUMBER OF LIMITATIONS ON WHO CAN PURCHASE THE CONTRACT, HOW THE CONTRACT IS
PURCHASED, AND THE FEATURES THAT ARE AVAILABLE UNDER THE CONTRACT. A
PROSPECTIVE PURCHASER SHOULD SEEK TAX ADVICE BEFORE MAKING A DECISION TO
PURCHASE THE CONTRACT.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth)
where the original individual retirement account or annuity was not issued by
AXA Equitable. The beneficiary may want to change the investments of the
"original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the
Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

..   beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

..   eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans
    ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable
Plan beneficiary.

HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

IRA BENEFICIARY. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

NON-SPOUSAL APPLICABLE PLAN BENEFICIARY. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited
IRA can only be purchased by a direct rollover of the death benefit under the
Applicable Plan. In this discussion, "you" refers to the owner of the Inherited
IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the

48  CONTRACT FEATURES AND BENEFITS

contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to
"deceased owner" include "deceased plan participant"; references to "original
IRA" include "the deceased plan participant's interest or benefit under the
Applicable Plan", and references to "individual beneficiary of a traditional
IRA" include "individual non-spousal beneficiary under an Applicable Plan."

LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY
CONTINUATION CONTRACT

This contract is intended only for beneficiaries who plan to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY AN IRA
BENEFICIARY:

..   The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

..   The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See
    Appendix VII later in this Prospectus for more information.

..   Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract. Subsequent contributions (for
    Series B and Series L contracts only) are limited to the first contract year only.

..   The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY A
NON-SPOUSAL APPLICABLE PLAN BENEFICIARY:

..   The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See Appendix VII later in this Prospectus for more information.

..   There are no subsequent contributions.

..   You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

..   You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

FEATURES OF THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT WHICH APPLY TO
EITHER TYPE OF OWNER:

..   The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

..   An inherited IRA beneficiary continuation contract is not available for owners over age 70.

..   You may make transfers among the investment options.

..   You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

..   If you have the Return of Principal death benefit or the Highest
    Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

..   The GMIB I -- Asset Allocation, GMIB II -- Custom Selection and the
    "Greater of" death benefits, Spousal continuation and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

..   If you die, we will pay to a beneficiary that you choose the greater of the account value or the applicable death benefit.

..   Upon your death, your beneficiary has the option to continue taking required minimum distributions based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, we will increase the account value to equal the applicable death benefit if such death benefit is greater than

                                              CONTRACT FEATURES AND BENEFITS 49

   such account value as of the date we receive satisfactory proof of death and any required instructions, information and forms. Thereafter, withdrawal charges will no longer apply. Your Guaranteed minimum death benefit will also no longer be in effect and any applicable charges for such benefit will stop.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix IX to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options, including the AXA
Ultra Conservative Strategy investment option (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option and
(iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting
(i), (ii), or (iii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CP(R) contract owners, please note that you will forfeit the credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or

..   you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract.
Please see "Tax information" later in this Prospectus.

50  CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have in: (i) the variable investment options (including the AXA Ultra Conservative Strategy investment option); (ii) the guaranteed interest option; and (iii) a Special DCA program.

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less: (i) the total amount or a pro rata portion of the annual administrative charge and any optional benefit charges; and (ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option (including the AXA Ultra Conservative Strategy investment option) invests in shares of a corresponding Portfolio. Your value in each variable investment option (including the AXA Ultra Conservative
Strategy investment option) is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding
Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option (including the AXA Ultra
Conservative Strategy investment option) depends on the investment performance of that option, less daily charges for:

(i)operations expenses;

(ii)administrative expenses; and

(iii)distribution charges.

On any day, your value in any variable investment option (including the AXA
Ultra Conservative Strategy investment option) equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit.
The number of your contract units in any variable investment option (including the AXA Ultra Conservative Strategy investment option) does not change unless they are:

(i)increased to reflect additional contributions (plus the credit for Series
   CP(R) contracts);

(ii)decreased to reflect a withdrawal (plus withdrawal charges if applicable);
    or

(iii)increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed minimum death benefit, GMIB, GWBL and/or Earnings enhancement benefit charges, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated is found in the SAI.

YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals out of the option, and charges we deduct.

YOUR CONTRACT'S VALUE IN THE ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING

(FOR SERIES B AND SERIES L CONTRACTS ONLY)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, less the sum of all amounts that have been transferred to the variable investment options you have selected.

INSUFFICIENT ACCOUNT VALUE

Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefits, except as discussed below.

See Appendix IX later in this Prospectus for any state variations with regard to terminating your contract.

GUARANTEED MINIMUM INCOME BENEFIT NO LAPSE GUARANTEE. In certain circumstances, even if your account value falls to zero, your GMIB will still have value.
Please see "Contract features and benefits" earlier in this Prospectus for information on this feature.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE. If your GMIB converts to the GWBL and your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no payment or supplementary life annuity contract, even if your GWBL benefit base is greater than zero. If, however, your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, the benefit will still have value. See "Contract features and benefits" earlier in this
Prospectus.

                                           DETERMINING YOUR CONTRACT'S VALUE 51

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

..   You may not transfer any amount to a Special DCA program.

..   Under Option A, a transfer into the guaranteed interest option (other than a dollar cost averaging transfer) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

..   Under Option B, you may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met.
    You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer.
    In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the
    Custom Selection rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with transfer rules described under "Allocating your contributions" earlier in the Prospectus.

..   You may not transfer any amount to the AXA Ultra Conservative Strategy investment option.

..   Beginning in the second contract year and until the contract date anniversary following age 85, you may elect to have 100% of your account value in the AXA Ultra Conservative Strategy investment option transferred out and allocated according to your allocation instructions on file. You may only initiate this transfer once per contract year and you must make this election using our required form. This election is called the ATP exit option. See "Asset transfer program ("ATP")" in "Contract features and benefits" for more information.

..   If you transfer amounts from the guaranteed interest option, not in connection with a dollar cost averaging program, to the variable investment options, the ATP formula will be triggered. This could result in a transfer of account value either in to or out of the AXA Ultra Conservative Strategy investment option.

..   We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under
    "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

..   We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules.
    We may also, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

..   Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

..   The maximum amount that may be transferred from the guaranteed interest option to any investment option in any contract year is the greatest of:

   (a)25% of the amount you have in the guaranteed interest option on the last day of the prior contract year;

   (b)the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

   (c)25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

Some states may have additional transfer restrictions. Please see Appendix IX later in this Prospectus.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you.
We will also tell you at least 45 days in advance of the day we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. If you are eligible, a new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing or through Online Account Access. Under
Option A, you may also request a transfer by telephone using TOPS. You must send in all written transfer requests directly to our processing office.
Transfer requests should specify:

(1)the contract number;

(2)the dollar amounts or percentages of your current account value to be transferred; and

(3)the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits"
for more information about your role in managing your allocations.

52  TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners; and (4) these procedures do not apply to the AXA Ultra Conservative Strategy Portfolio.

We offer investment options with underlying portfolios that are part of AXA
Premier VIP Trust and EQ Advisors Trust (together, the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity.
They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

As of the date of this Prospectus, we do not offer investment options with underlying portfolios that are part of an outside trust (an "unaffiliated trust"). Should we offer such investment options in the future, each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity, which would be disclosed in the unaffiliated trust prospectus. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Any such unaffiliated trust would also have the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this
Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers.
Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

REBALANCING YOUR ACCOUNT VALUE

If you elect Option A for your investment options, a recurring optional rebalancing program is not available, instead you can rebalance your account value by submitting a request to rebalance your account value as of the date we receive your request. Any subsequent rebalancing transactions would require a subsequent rebalancing request. If you elect Option B, we require an automatic quarterly rebalancing program. For more information about Options A and B and the rebalancing program under Option B, see "Allocating your contributions"
earlier in this Prospectus.

                            TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS 53

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options. The table below shows the methods available under each type of contract. More information follows the table.

Please see "How withdrawals affect your guaranteed benefits" in "Contract features and benefits" and "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

------------------------------------------------------------
                   METHOD OF WITHDRAWAL
------------------------------------------------------------
                                         PRE-AGE   LIFETIME
                  AUTO-                   59 1/2   REQUIRED
                  MATIC                    SUB-     MINIMUM
                 PAYMENT         SYSTE- STANTIALLY DISTRIBU-
 CONTRACT/(1)/    PLANS  PARTIAL MATIC    EQUAL      TION
------------------------------------------------------------
NQ                 Yes     Yes    Yes      No         No
------------------------------------------------------------
Traditional IRA    Yes     Yes    Yes      Yes        Yes
------------------------------------------------------------
Roth IRA           Yes     Yes    Yes      Yes        No
------------------------------------------------------------
Inherited IRA      No      Yes    No       No         /(2)/
------------------------------------------------------------
QP/(3)/            Yes     Yes    No       No         No
------------------------------------------------------------
(1)Please note that not all contract types are available under the
   Accumulator(R) Series of contracts.
(2)The contract pays out post-death required minimum distributions. See
   "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.
(3)All payments are made to the plan trust, as the owner of the contract. See
   "Appendix III: Purchase considerations for QP contracts" later in this
   Prospectus.

--------------------------------------------------------------------------------
ALL REQUESTS FOR WITHDRAWALS MUST BE MADE ON A SPECIFIC FORM THAT WE PROVIDE.
PLEASE SEE "HOW TO REACH US" UNDER "WHO IS AXA EQUITABLE?" EARLIER IN THIS
PROSPECTUS FOR MORE INFORMATION.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS
(ALL CONTRACTS)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

Partial withdrawals will be subject to a withdrawal charge if they exceed the
10% free withdrawal amount. For more information, see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any request for a partial withdrawal that results in an Excess withdrawal will terminate your participation in the Maximum payment plan or Customized payment plan. Any partial withdrawal request will terminate the systematic withdrawal option.

AUTOMATIC PAYMENT PLANS

You may take automatic withdrawals under either the Maximum payment plan or the
Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an automatic payment plan count towards your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning after the first contract date anniversary. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all variable investment options (including the
AXA Ultra Conservative Strategy investment option) and the guaranteed interest option. Scheduled payments are not taken out of the Special DCA programs.

When we use the term "Annual withdrawal amount" in this discussion of the automatic payment plans, we intend this also to be a reference to (i) the
"Guaranteed annual withdrawal amount" that is available upon conversion to the
GWBL or (ii) 5% of the beginning of contract year Roll-up benefit base for contracts that do not convert to the GWBL and continue with the "Greater of"
GMDB after the contract date anniversary following age 85 or (iii) 5% of the beginning of contract year Highest Anniversary Value benefit base for contracts that do not convert to GWBL and continue with the Highest Anniversary Value death benefit after the contract date anniversary following age 85.

If you take a partial withdrawal while an automatic payment plan is in effect:

..   After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

..   After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the
    Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the
    Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the year.

MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract date anniversaries if there is a reset
(for contracts with GMIB) or an Annual Ratchet (for contracts with GWBL).

54  ACCESSING YOUR MONEY

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year or on some other date during the contract year. Consequently, a program that commences on a date other than a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up payment will be paid for the accrued scheduled payments for all missed payments for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up payment is made immediately when the
Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

A partial withdrawal taken in the same contract year prior to enrollment in the
Maximum payment plan will have the following effect:

..   If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

..   If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

..   Annual frequency: If the amount of the partial withdrawal is less than the
    Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.

..   A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides for the withdrawal of a fixed amount NOT GREATER than the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with a reset (for contracts with GMIB) or an Annual
Ratchet (for contracts with GWBL). You must elect to change the scheduled payment amount.

You can request any of the following as scheduled payments:

..   Fixed percentage: A fixed percentage not to exceed the Annual Roll-up rate
    (or the Applicable percentage for contracts with GWBL or 5% of the beginning of contract year benefit base for contracts that do not convert to the GWBL and continue with either the "Greater of" GMDB or Highest
    Anniversary Value death benefit after the contract date anniversary following age 85). The specified percentage is applied to the Roll-up benefit base (or GWBL benefit base or death benefit base, as applicable) as of the most recent contract anniversary.

..   Fixed dollar amount: A fixed dollar amount not to exceed the Annual withdrawal amount.

A partial withdrawal taken in the same contract year prior to enrollment in the
Customized payment plan will have the following effect:

..   If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

..   If the amount of the partial withdrawal is less than the Annual withdrawal amount, you will receive the requested Customized payment plan scheduled payments. If during the course of the contract year, a scheduled payment would exceed the Annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount and payments will be suspended for the remainder of the contract year.

If you elect the ATP exit option while the Customized payment plan is in effect and the Roll-up benefit base is adjusted, the Customized payment plan will operate in the same manner as though a partial withdrawal had been taken and may cause payments to be suspended in the next contract year if a scheduled payment would exceed the Annual withdrawal amount.

SYSTEMATIC WITHDRAWALS
(ALL CONTRACTS EXCEPT INHERITED IRA AND QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value. SYSTEMATIC WITHDRAWALS MAY CAUSE
EXCESS WITHDRAWALS. IF YOU WANT TO AVOID EXCESS WITHDRAWAL TREATMENT, USE THE
MAXIMUM PAYMENT PLAN OR CUSTOMIZED PAYMENT PLAN.

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0%
annually. The minimum amount you may take in each systematic withdrawal is
$250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value. HOWEVER, IF YOU ELECT A SYSTEMATIC
WITHDRAWAL OPTION IN EXCESS OF THESE LIMITS, AND MAKE A SUBSEQUENT CONTRIBUTION
TO YOUR CONTRACT, THE SYSTEMATIC WITHDRAWAL OPTION WILL BE TERMINATED. You may
then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages
59 1/2 and 70 1/2.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the systematic withdrawal exceeds the 10% free withdrawal amount.

                                                       ACCESSING YOUR MONEY  55

Systematic withdrawals are not available if the GMIB has converted to the GWBL.
If you are taking systematic withdrawals at the time the GMIB converts to the
GWBL, the conversion will not terminate your systematic withdrawals. Continuing your systematic withdrawals after conversion may result in an Excess withdrawal. You should consider terminating your systematic withdrawals and electing an automatic payment plan at the time of the conversion to the GWBL, and you will be advised to cancel this election in the Systematic withdrawal election form and in the GMIB exercise notice.

SUBSTANTIALLY EQUAL WITHDRAWALS
(TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59 1/2. Substantially equal withdrawals are also referred to as "72(t)
exception withdrawals". See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59 1/2 or five full years after the first withdrawal. If you alter the pattern of withdrawals, you may be liable for the
10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another
IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before age
59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select.
These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or
(iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount. See "10% free withdrawal amount"
in "Charges and expenses" later in this Prospectus.

For contracts with GMIB, substantially equal withdrawals could cause an Excess withdrawal. See "How withdrawals affect your guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus. Also, the substantially equal withdrawal program is not available if the GMIB converts to the GWBL.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(TRADITIONAL IRA CONTRACTS ONLY -- SEE "TAX INFORMATION" LATER IN THIS
PROSPECTUS)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply.
Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected one or more guaranteed benefits, amounts withdrawn from the contract to meet
RMDs will reduce the benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the account value in calculating RMD payments from annuity contracts funding qualified plans and IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this
Prospectus.

This service is not available under QP contracts.

You may elect this service in the year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the calendar after age 70 1/2, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

--------------------------------------------------------------------------------
FOR TRADITIONAL IRA CONTRACTS, WE WILL SEND A FORM OUTLINING THE DISTRIBUTION
OPTIONS AVAILABLE IN THE YEAR YOU REACH AGE 70 1/2 (IF YOU HAVE NOT BEGUN YOUR
ANNUITY PAYMENTS BEFORE THAT TIME).
--------------------------------------------------------------------------------

We do not impose a withdrawal charge on RMD payments taken through our automatic RMD service except if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the 10% free withdrawal amount.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

FOR CONTRACTS WITH GMIB OR GWBL. Generally, if you elect our automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, (i) (for contracts with GMIB) will reduce your guaranteed benefit bases on a dollar-for-dollar basis, but will not be treated as Excess withdrawals; (ii) (for contracts with GWBL), will not reduce your GWBL benefit base and will not be treated as Excess withdrawals.

56  ACCESSING YOUR MONEY

If you elect either the Maximum payment plan or the Customized payment plan
(together, "automatic payment plans") AND our automatic RMD service, we will make an extra payment, if necessary, in December that will equal your lifetime
RMD amount less all payments made through November and any scheduled December payment. If the combined automatic payment plan and RMD payments to date in that contract year are equal to or exceed the Annual withdrawal amount or
Guaranteed annual withdrawal amount, the automatic payment plan will be suspended for the contract year on the date of the RMD payment. The portion of the RMD payment in excess of the Annual withdrawal amount or Guaranteed annual withdrawal amount will not be treated as an Excess withdrawal. If the combined automatic payment plan and RMD payments to date in that contract year do not exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, then during the course of the contract year, if a scheduled payment would exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount or
Guaranteed annual withdrawal amount and additional scheduled payments will be suspended for the remainder of the contract year. Payments under the automatic payment plan will resume in the next contract year.

If you take any partial withdrawals in addition to your RMD and automatic payment plan payments, your applicable automatic payment plan will be terminated if the partial withdrawal causes an Excess withdrawal to occur. If the partial withdrawal does not cause an Excess withdrawal, it may cause a suspension of your automatic payment plan if a later scheduled payment would have caused an Excess withdrawal to occur. Any partial withdrawal may cause an
Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your benefit base(s) and Annual withdrawal amount or Guaranteed annual withdrawal amount may be reduced. See
"How withdrawals affect your guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

If you elect our automatic RMD service and elect to take your Annual withdrawal amount or Guaranteed annual withdrawal amount in partial withdrawals without electing one of our available automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD less all withdrawals made through November. If prior to December you make a partial withdrawal that exceeds your Annual withdrawal amount or Guaranteed annual withdrawal amount, but not your RMD amount, that partial withdrawal will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals made during the same contract year. However, if by December your withdrawals have not exceeded your
RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program. If a previous systematic withdrawal taken in a contract year had already exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount prior to a payment from our automatic RMD service, the RMD payment will not be treated as an Excess withdrawal. However, previous systematic withdrawals that exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount would be treated as
Excess withdrawals.

FOR CONTRACTS WITH THE GUARANTEED MINIMUM INCOME BENEFIT. The no lapse guarantee will not be terminated if a RMD payment using our automatic RMD service causes your cumulative withdrawals in the contract year to exceed your
Annual withdrawal amount.

Owners of tax-qualified contracts (IRA and QP) should consider the effect of resetting the Roll-up benefit base if RMD payments must begin before the end of the new exercise waiting period. See "Roll-up benefit base reset" in "Contract features and benefits" earlier in this Prospectus.

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options (including any amounts allocated to the AXA
Ultra Conservative Strategy investment option) and the guaranteed interest option. If there is insufficient value or no value in the in the variable investment options (including any amounts allocated to the AXA Ultra
Conservative Strategy investment option) and the guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from a Special DCA program. A partial withdrawal from a Special DCA program will terminate the program.

WITHDRAWALS TREATED AS SURRENDERS

If you request to withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. The rules in the preceding sentence do not apply if the GMIB no lapse guarantee is in effect on your contract. See
"Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SPECIAL RULES FOR THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE.  We will not treat a withdrawal request that results in a withdrawal in excess of 90% of the contract's cash value as a request to surrender the contract unless it is an
Excess withdrawal. In addition, we will not terminate your contract if either your account value or cash value falls below $500, unless it is due to an
Excess withdrawal. In other words, if you take an Excess withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero. Please also see "Insufficient account value"
in "Determining your contract's value" earlier in this Prospectus. Please also see "Effect of your account value falling to zero" under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this
Prospectus, for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners,

                                                       ACCESSING YOUR MONEY  57

while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information. All benefits under the contract will terminate as of the date we receive the required information, including the GWBL (if applicable) if your cash value is greater than your
Guaranteed annual withdrawal amount remaining that year. If your cash value is not greater than your Guaranteed annual withdrawal amount remaining that year, then you will receive a supplementary life annuity contract. For more information, please see "Effect of your account value falling to zero" in
"Contract features and benefits" earlier in this Prospectus. Also, if the GMIB no lapse guarantee is in effect, the benefit will terminate without value if your cash value plus any other withdrawals taken in the contract year exceeds your Annual withdrawal amount. For more information, please see "Insufficient account value" in "Determining your contract's value" and "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits"
earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below.
For the tax consequences of surrenders, see "Tax information" later in this
Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options (including the AXA Ultra Conservative Strategy investment option)
within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options (including the AXA Ultra Conservative
   Strategy investment option).

We can defer payment of any portion of your value in the guaranteed interest option and the account for special dollar cost averaging (other than for death benefits) for up to six months while you are living. Please note that the account for special dollar cost averaging is available to Series B and Series L contract owners only. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial annuitization" below.

Deferred annuity contracts such as those in the Accumulator(R) Series provide for conversion to annuity payout status at or before the contract's "maturity date." This is called annuitization. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time, which generally is at least 13 months (five years for Series CP(R) contracts) after the contract issue date. Please see Appendix IX later in this Prospectus for information on state variations. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section.

In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Accumulator(R) Series contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below.
Alternatively, if you have a GMIB, you may exercise your benefit in accordance with its terms. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

You can currently choose from among the payout annuity options listed below.
Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your
GMIB, your choice of payout options are those that are available under the GMIB
(see "Guaranteed minimum income benefit ("GMIB")" in "Contract features and benefits" earlier in this Prospectus). If the GWBL is in effect

58  ACCESSING YOUR MONEY

and you choose to annuitize your contract before the maturity date, the GWBL will terminate without value even if your GWBL benefit base is greater than zero. Payments you receive under the payout annuity option you select may be less than you would have received under GWBL. See "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this
Prospectus for further information.

              ---------------------------------------------------
              Fixed annuity payout      Life annuity
                options                 Life annuity with period
                                        certain
                                        Life annuity with refund
                                        certain
              ---------------------------------------------------
..   LIFE ANNUITY: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

..   LIFE ANNUITY WITH PERIOD CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

..   LIFE ANNUITY WITH REFUND CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here, including non-life contingent annuities. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Accumulator(R) Series contract.

There is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, the withdrawal charge will be imposed.

PARTIAL ANNUITIZATION. Partial annuitization of nonqualified deferred annuity contracts, as described in "Partial Annuitization" in "Tax Information", is
permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. You may not partially exercise your GMIB. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Partial annuitization is available until your annuity maturity date. See "How withdrawals are taken from your account value"
earlier in this section.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP(R) contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Please see Appendix IX later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CP(R) contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix IX later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or a longer certain period of a life contingent annuity.
Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

ANNUITY MATURITY DATE

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and

                                                       ACCESSING YOUR MONEY  59

identify the default payout option if you do not provide an election by the time of your contract maturity date. If GWBL is not in effect, the default payout option is the Life annuity with period certain not to exceed 10 years.

If the GWBL is in effect under your contract and your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the
GWBL. At annuitization, you will no longer be able to take withdrawals in addition to the payments under this annuity payout option.

At maturity, the annuity payout will be the higher of two amounts that are calculated as that date. The annuity payout will be the higher of: (1) the
Guaranteed annual withdrawal amount and (2) the amount that the contract owner would have received if the annuity account value had been applied to a life annuity without a period certain, using either (a) the guaranteed annuity rates specified in your contract, or (b) the applicable current individual annuity rates as of the contract date anniversary, applying the rate that provides a greater benefit to the payee.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix IX later in this Prospectus for variations that may apply in your state.

60  ACCESSING YOUR MONEY

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

..   An operations charge

..   An administrative charge

..   A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options (including the AXA Ultra
Conservative Strategy investment option), we reduce the number of units credited to your contract:

..   On each contract date anniversary -- an annual administrative charge, if applicable.

..   At the time you make certain withdrawals or surrender your contract -- a withdrawal charge (if applicable).

..   On each contract date anniversary -- a charge for each optional benefit in effect under your contract: a death benefit (other than the Return of
    Principal death benefit); the GMIB; the GWBL; and the Earnings enhancement benefit.

..   At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

..   At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

..   Charge for third-party transfer or exchange (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

OPERATIONS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, including the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the
Accumulator(R) Series:

   Series B:       0.80%
   Series CP(R):   1.05%
   Series L:       1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the
Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP(R) contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

ADMINISTRATIVE CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.30%
   Series CP(R):   0.35%
   Series L:       0.35%

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.20%
   Series CP(R):   0.25%
   Series L:       0.25%

                                                       CHARGES AND EXPENSES  61

ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct an administrative charge from your account value on each contract date anniversary. The charge is to compensate us for the cost of providing administrative services in connection with the contract. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the variable investment options
(including the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option (see Appendix IX later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.

TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. The charge is to compensate us for the expense of processing the transfer. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as separate transfers. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from our automated programs do not count toward your number of transfers in a contract year for the purposes of this charge.

SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

DUPLICATE CONTRACT CHARGE. We charge $35 for providing a copy of your contract.
The charge for this service can be paid (i) using a credit card acceptable to
AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

CHECK PREPARATION CHARGE. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE. Currently, we charge $65 for each third-party transfer or exchange. We deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125.
Please see Appendix IX later in this Prospectus for variations in your state.

WITHDRAWAL CHARGE

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value. The withdrawal charge applicable under your contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options -- The amount applied to purchase an annuity payout option" in
"Accessing your money" earlier in the Prospectus. For Series CP(R) contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contract features and benefits"
earlier in this Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions. For Series CP(R)
contracts, we do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

----------------------------------------------------------------------------------------------------------------
                         WITHDRAWAL CHARGE AS A % OF CONTRIBUTION CONTRACT YEAR
----------------------------------------------------------------------------------------------------------------
                                                             1   2   3   4      5    6   7      8    9     10+
----------------------------------------------------------------------------------------------------------------
Series B                                                     7%  7%  6%  6%  5%      3%  1%  0%/(1)/ --  --
----------------------------------------------------------------------------------------------------------------
Series CP/SM/                                                8%  8%  7%  6%  5%      4%  3%  2%      1%  0%/(2)/
----------------------------------------------------------------------------------------------------------------
Series L                                                     8%  7%  6%  5%  0%/(3)/ --  --  --      --  --
----------------------------------------------------------------------------------------------------------------
(1)Charge does not apply in the 8th and subsequent contract years following contribution.
(2)Charge does not apply in the 10th and subsequent contract years following contribution.
(3)Charge does not apply in the 5th and subsequent contract years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1," and the withdrawal charge is reduced or expires on each applicable contract date anniversary.
Amounts withdrawn up to the free withdrawal amount are not considered withdrawals of any contribution.

62  CHARGES AND EXPENSES

We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix IX later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information, see "Guaranteed minimum death benefit and
Guaranteed minimum income benefit base" and "How withdrawals affect your guaranteed benefits" earlier in this Prospectus.

We may offer a version of the contract that does not include a withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year.
Additional contributions during the contract year do not increase your 10% free withdrawal amount (contributions after the first contract year are allowed in
QP contracts only). The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

For Series B and Series L NQ contracts issued to a charitable remainder trust, the free withdrawal amount will equal the greater of: (1) the current account value less contributions that have not been withdrawn (earnings in the contract) and (2) the 10% free withdrawal amount defined above.

CERTAIN WITHDRAWALS. If you elected the GMIB with or without the "Greater of"
GMDB, beginning on the first day of the 2nd contract year we will waive any withdrawal charge for any withdrawal during the contract year up to the Annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount.
However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Annual withdrawal amount.

If the GWBL is in effect, we will waive any withdrawal charge for any withdrawals during the contract year up to the Guaranteed annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Guaranteed annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Guaranteed annual withdrawal amount.

Withdrawal charges will not apply when the GMIB is exercised on the contract date anniversary following age 85.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. There are
specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following "activities of daily living":

   -- "Bathing" means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

   -- "Continence" means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

   -- "Dressing" means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

   -- "Eating" means feeding oneself by food into the body from a receptacle
      (such as a plate, cup or table) or by a feeding tube or intravenously.

   -- "Toileting" means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

   -- "Transferring" means moving into or out of a bed, chair or wheelchair.

(ii)We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii)An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the
     United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

   -- its main function is to provide skilled, intermediate, or custodial nursing care;

                                                       CHARGES AND EXPENSES  63

   -- it provides continuous room and board to three or more persons;

   -- it is supervised by a registered nurse or licensed practical nurse;

   -- it keeps daily medical records of each patient;

   -- it controls and records all medications dispensed; and

   -- its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

GUARANTEED BENEFIT CHARGES

RETURN OF PRINCIPAL DEATH BENEFIT. There is no additional charge for this death benefit.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT. If you elect the Highest Anniversary
Value death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base.

"GREATER OF" GMDB I. We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.15% of the greater of the Roll-up benefit base or the Highest Anniversary
Value benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See "Fee changes for the guaranteed benefits"
below for more information.

"GREATER OF" GMDB II. We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.30% of the greater of the Roll-up benefit base or the Highest Anniversary
Value benefit base. We reserve the right to increase the charge for this benefit up to a maximum of 2.60%.

DEATH BENEFIT UNDER CONVERTED GWBL. If your GMIB converts to the GWBL, we will continue to deduct the charge for the Guaranteed minimum death benefit that is in effect prior to the conversion.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

GUARANTEED MINIMUM INCOME BENEFIT CHARGE If you elect the GMIB, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the GMIB, drop the GMIB, elect another annuity payout option, or the contract date anniversary after the owner (or older joint owner, if applicable) reaches age 85, whichever occurs first. For the GMIB I -- Asset
Allocation, the charge is equal to 1.15% of the benefit base. For the GMIB II
-- Custom Selection, the charge is equal to 1.30% of the benefit base. We reserve the right to increase the charge for this benefit up to a maximum of
2.30% for the GMIB I -- Asset Allocation and 2.60% for the GMIB II -- Custom
Selection. See "Fee changes for the guaranteed benefits" below for more information.

EARNINGS ENHANCEMENT BENEFIT CHARGE. If you elect the Earnings enhancement benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the account value on each contract date anniversary.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE BENEFIT CHARGE. If your GMIB converts to the GWBL, we deduct a charge for the GWBL that is equal to a percentage of your
GWBL benefit base. This initial percentage is equal to the percentage of your
Roll-up benefit base that we were deducting as the GMIB charge on the
Conversion effective date. The dollar amount of the charge, however, may be different, depending upon whether your initial GWBL benefit base is calculated using your account value or Roll-up benefit base. See "Guaranteed withdrawal benefit for life ("GWBL")" earlier in this Prospectus. After conversion, we deduct this charge annually from your account value on each contract date anniversary. This charge is the same for the Single life and Joint life options. We reserve the right to increase the charge for this benefit up to a percentage equal to a maximum charge of 2.30% for GMIB I -- Asset Allocation or
2.60% for GMIB II -- Custom Selection. See "Fee changes for the guaranteed benefits" below for more information. If the contract is surrendered or annuitized, or a death benefit is paid or the GWBL is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. See "Guaranteed minimum income benefit charge" earlier in this section.

WHEN WE DEDUCT THESE CHARGES. We will deduct these guaranteed benefit charges from your value in the variable investment options (including the AXA Ultra
Conservative Strategy investment option) and the guaranteed interest option on a pro rata basis (see Appendix IX later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of these charges from amounts in the Special DCA program. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

If the contract is surrendered or annuitized, or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.

FEE CHANGES FOR THE GUARANTEED BENEFITS

We may increase or decrease the charge for the GMIB, the GWBL, the "Greater of"
GMDB I and the "Greater of" GMDB II. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year, or at least 30 days following the notification date, and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective 30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro rata charge assessed during any contract year will be based on the charge in effect at that time. See "Guaranteed benefit charges" above for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. The requirement that all withdrawal charges have expired will be waived. See "Dropping the Guaranteed minimum income benefit after issue" and "Dropping

64  CHARGES AND EXPENSES

the Guaranteed withdrawal benefit for life after conversion" in "Contract features and benefits" earlier in this Prospectus.

EXERCISE OF THE GMIB IN THE EVENT OF A GMIB (OR GWBL) FEE INCREASE. In the
event we increase the charge for the GMIB (or GWBL), you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB (or GWBL) fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB (or GWBL) fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification. NOTE THAT IF YOU ARE WITHIN YOUR FIRST TWO CONTRACT
YEARS AT THE TIME WE NOTIFY YOU OF A GMIB (OR GWBL) FEE INCREASE, YOUR
OPPORTUNITY TO DROP THE BENEFIT IS THE 30 DAY PERIOD FOLLOWING NOTIFICATION,
NOT THE 30 DAY PERIOD FOLLOWING YOUR SECOND CONTRACT DATE ANNIVERSARY. We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived.
Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract's GMIB exercise period and exercise rules, see "Exercise of GMIB" in "Contract features and benefits". If your GWBL is in effect when a fee increase is announced, you may exercise your
GMIB as if it were still in effect and the same exercise rules described above will apply. In this circumstance, your GMIB will be exercised by applying the
GMIB guaranteed annuity purchase factors to your GWBL benefit base as of that date.

For single owner contracts, the payout can be either based on a single life
(the owner's life) or joint lives. The joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life
(based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant's life). Your Lifetime GMIB payments are calculated by applying your
Roll-up benefit base (as of the date we receive your election in good order)
less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. See "Exercise of GMIB" under "Contract features and benefits" for additional information regarding GMIB exercise.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Some of the charges described above may be different for certain contract owners. Please see Appendix IX later in this Prospectus for more information.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options
(including the AXA Ultra Conservative Strategy investment option) and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable under your Accumulator(R) Series contract) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. We may also change the crediting percentage that applies to contributions. Credits are subject to recovery under certain circumstances. See "Credits (for Series
CP(R) contracts)" under "Contract features and benefits" earlier in this
Prospectus. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence.
Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts.
We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

                                                       CHARGES AND EXPENSES  65

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the trustee. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers
to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit is equal to your account value or, if greater, the applicable
Guaranteed minimum death benefit. In either case, the death benefit is increased by any amount applicable under the Earnings enhancement benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit) and any amount applicable under the Earnings enhancement benefit, as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(R) contracts, the account value used to determine the death benefit and the Earnings enhancement benefit will first be reduced by the amount of any credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable
Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

--------------------------------------------------------------------------------
WHEN WE USE THE TERMS OWNER AND JOINT OWNER, WE INTEND THESE TO BE REFERENCES
TO ANNUITANT AND JOINT ANNUITANT, RESPECTIVELY, IF THE CONTRACT HAS A
NON-NATURAL OWNER. IF THE CONTRACT IS JOINTLY OWNED OR IS ISSUED TO A
NON-NATURAL OWNER AND THE GWBL IS NOT IN EFFECT, THE DEATH BENEFIT IS PAYABLE
UPON THE DEATH OF THE OLDER JOINT OWNER OR OLDER JOINT ANNUITANT, AS
APPLICABLE. UNDER CONTRACTS WITH GWBL, THE TERMS OWNER AND SUCCESSOR OWNER ARE
INTENDED TO BE REFERENCES TO ANNUITANT AND JOINT ANNUITANT, RESPECTIVELY, IF
THE CONTRACT HAS A NON-NATURAL OWNER.
--------------------------------------------------------------------------------

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election.

You should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. For
Joint life contracts with GWBL, the death benefit is paid to the beneficiary at the death of the second to die of the owner and successor owner.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation"
feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner under "Spousal continuation" or under our Beneficiary continuation option, as discussed below.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

66  PAYMENT OF DEATH BENEFIT

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the
Guaranteed minimum death benefit, if higher, and by the value of the Earnings enhancement benefit. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. For Series CP(R) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions. If the contract continues, the Guaranteed minimum death benefit and charge and the GMIB and charge will then be discontinued. Withdrawal charges, if applicable under your
Accumulator(R) Series contract, will no longer apply, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the death benefit is not payable, and the Guaranteed minimum death benefit and the Earnings enhancement benefit, if applicable, will continue without change. If the GMIB cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges, if applicable under your Accumulator(R) Series contract, will continue to apply and no additional contributions will be permitted. If the GMIB converts to the GWBL, the provisions described in this paragraph will apply at the death of the younger owner, even though the GWBL is calculated using the age of the surviving older owner.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be
85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option
(as discussed below in this section) or continue the contract, as follows:

..   As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal the elected Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit, and adjusted for any subsequent withdrawals. For Series CP(R) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.

..   In general, withdrawal charges will no longer apply to contribu- tions made before your death. Withdrawal charges, if applicable, will apply if additional contributions are made.

..   The applicable Guaranteed minimum death benefit, including the Guaranteed minimum death benefit under contracts in which the GMIB has converted to the GWBL, may continue as follows:

   -- If you elected the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) and your spouse is age 80 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. If you were age
      85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   -- If you elected the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) and your surviving spouse is age
      81 or older on the date of your death, the Guaranteed minimum death benefit and charge will be discontinued.

   -- If you elected either the "Greater of" GMDB I or "Greater of" GMDB II
      (combined with the GMIB) and your spouse is age 65 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. If you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   -- If you elected either the "Greater of" GMDB I or "Greater of" GMDB II
      (combined with the GMIB) and your surviving spouse is age 66 or older on the date of your death, the Guaranteed minimum death benefit and charge will be discontinued.

   -- If the Guaranteed minimum death benefit continues, the Roll-Up benefit base reset, if applicable, will be based on the surviving spouse's age at the time of your death. The next available reset will be based on the contract issue date or last reset, as applicable. The next available reset will also account for any time elapsed before the election of the
      Spousal continuation. This does not apply to contracts in which the GMIB has converted to the GWBL.

                                                   PAYMENT OF DEATH BENEFIT  67

..   The Earnings enhancement benefit will be based on the surviving spouse's age at the date of the deceased spouse's death for the remainder of the life of the contract. If the benefit had been pre- viously frozen because the older spouse had attained age 85, it will be reinstated if the surviving spouse is age 75 or younger. The benefit is then frozen on the contract date anniversary after the surviving spouse reaches age 85. If the surviving spouse is age 76 or older, the benefit and charge will be discontinued.

..   The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Guaranteed minimum income benefit ("GMIB")"
    in "Contract features and benefits" earlier in this Prospectus.

..   If you convert the GMIB to the GWBL on a Joint life basis, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse. Withdrawal charges, if applicable, will continue to apply to all contributions made prior to the deceased spouse's death. No additional contributions will be permitted. If the GMIB converts to the GWBL on a Single life basis, the benefit and charge will terminate.

..   If the older owner of a Joint life contract under which the GMIB converted to the GWBL dies, and the younger spouse is age 75 or younger at the time of the older spouse's death, the elected Guaranteed minimum death benefit will continue to roll up and ratchet in accordance with its terms until the contract date anniversary following the surviving spouse's age 85. If the surviving spouse is age 76 or older at the time of the older spouse's death, the benefit will continue in force, but there will be no increase.
    Regardless of the age of the younger spouse, there will be no Roll-up benefit base reset.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

..   The Guaranteed minimum death benefit, the Earnings enhancement benefit and the GMIB continue to be based on the older spouse's age for the life of the contract.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

..   If the GMIB has converted to the GWBL, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse.

..   The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional
IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix IX later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information. For Joint life contracts with GWBL, the Beneficiary continuation option is only available after the death of the second owner.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS
ONLY. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit feature, adjusted for any subsequent withdrawals. For Series CP(R) contracts, the account value will first be reduced by any credits applied in a one-year period prior to the owner's death.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70 1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in
"Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under
Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   The beneficiary replaces the deceased owner as annuitant.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the

68  PAYMENT OF DEATH BENEFIT

   beneficiary's own life expectancy, if payments over life expectancy are chosen.

..   The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

..   If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made.
Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

..   This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

..   The beneficiary automatically replaces the existing annuitant.

..   The contract continues with your name on it for the benefit of your beneficiary.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

..   If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.

..   Any partial withdrawals must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

IF THE DECEASED IS THE OWNER OR THE OLDER JOINT OWNER:

..   As of the date we receive satisfactory proof of death and any required instructions, information and forms necessary to effect the Beneficiary continuation option, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value plus any amount applicable under the Earnings enhancement benefit adjusted for any subsequent withdrawals. For Series CP(R) contracts, the account value will first be reduced by any credits applied in a one-year period prior to the owner's death.

..   No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

IF THE DECEASED IS THE YOUNGER NON-SPOUSAL JOINT OWNER:

..   The annuity account value will not be reset to the death benefit amount.

..   The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments;
    the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

..   We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this
    Prospectus.

A surviving spouse should speak to his or her tax professional about whether
Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse's age, need for immediate income and a desire to continue any guaranteed benefits under the contract.

                                                   PAYMENT OF DEATH BENEFIT  69

7. Tax information

--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Accumulator(R) Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue
Code, and Treasury Department Regulations and Internal Revenue Service ("IRS")
interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts.
Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for
non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the
contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CONTRACTS THAT FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for
Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code
("QP contracts"). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, various guaranteed benefits such as the Guaranteed minimum income benefits and Guaranteed minimum death benefits. You should consider the potential implication of these
Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix III at the end of this
Prospectus for a discussion of QP contracts.

TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

Taxpayers with incomes over $250,000 should consider the 3.8% Medicare tax on investment income (including, for this purpose, income from NQ contracts) which will be effective after December 31, 2012.

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonquali-fied annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

..   if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

..   if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

..   if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

..   if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that
AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial annuitization"
below.

Annuitization under a Accumulator(R) Series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life

70  TAX INFORMATION

expectancy. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes. We include in annuitization payments
GMIB payments, GWBL Maturity date annuity payments, and other annuitization payments available under your contract. We also include Guaranteed annual withdrawals that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this
Prospectus.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining annuity value to the default option under the contract at such age.
While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

PARTIAL ANNUITIZATION

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contigent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date.

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract.
Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

TAXATION OF LIFETIME WITHDRAWALS UNDER THE GUARANTEED WITHDRAWAL BENEFIT FOR
LIFE

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Guaranteed annual withdrawal amounts received after age 85 but before the Maturity Date. Payments made after the Maturity
Date are discussed under "Annuity payments" above.)

EARNINGS ENHANCEMENT BENEFIT

In order to enhance the amount of the death benefit to be paid at the owner's death, you may purchase an Earnings enhancement benefit rider for your NQ contract. Although we regard this benefit as an investment protection feature which is part of the contract and which should have no adverse tax effect, it is possible that the IRS could take a contrary position or assert that the
Earnings enhancement benefit rider is not part of the contract. In such a case, the charges for the Earnings enhancement benefit rider could be treated for federal income tax purposes as a partial withdrawal from the contract. If this were so, such a deemed withdrawal could be taxable, and for contract owners under age 59 1/2, also subject to a tax penalty. Were the IRS to take this position, AXA Equitable would take all reasonable steps to attempt to avoid this result, which could include amending the contract (with appropriate notice to you).

1035 EXCHANGES

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

..   the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

..   the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

                                                            TAX INFORMATION  71

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the issued in exchange contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner.

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit"
earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

We will report a life-contingent partial annuitization made to an owner under age 59 1/2 as eligible for an exception to the early distribution penalty tax.
We may be required to treat a partial annuitization for a non-life-contingent period certain of at least 10 years as being subject to the penalty for an owner under age 59 1/2.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate
Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the
Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the
IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis; and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal
Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)").
This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

72  TAX INFORMATION

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts are available for all
Accumulator(R) Series contracts except Series CP(R).

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money"
earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel any version of the Accumulator(R) Series IRA contract
(traditional IRA or Roth IRA) by following the directions in "Your right to cancel within a certain number of days" under "Contract features and benefits"
earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

For Series CP(R) and Series L traditional IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs
(traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below
$5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age
70 1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs
(and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of
$5,000 can be contributed annually to either spouse's traditional and Roth
IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 1/2 or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the nonworking spouse reaches age 70 1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70 1/2 at any time during the taxable year for which the contribution is made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements
(IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make

                                                            TAX INFORMATION  73

nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the $5,000 maximum per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50-70 1/2"catch-up"
contributions. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional
IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

..   qualified plans;

..   governmental employer 457(b) plans;

..   403(b) plans; and

..   other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional
IRA to another.

Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

..   Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

..   Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer
457(b) plan are eligible rollover distributions, unless the distributions are:

..   "required minimum distributions" after age 70 1/2 or retirement from service with the employer; or

..   substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

..   substantially equal periodic payments made for a specified period of 10 years or more; or

..   hardship withdrawals; or

..   corrective distributions that fit specified technical tax rules; or

..   loans that are treated as distributions; or

..   death benefit payments to a beneficiary who is not your surviving spouse; or

..   qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN
TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or
403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself).
When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs."
After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

74  TAX INFORMATION

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

..   regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

..   regular contributions to a traditional IRA made after you reach age 70 1/2
    ; or

..   rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 1/2.

You can avoid or limit the excise tax by withdrawing an excess contribution
(rollover or regular). See IRS Publication 590 for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional
IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See
    "Rollovers from eligible retirement plans other than traditional IRAs"
    under "Rollover and direct transfer contributions to traditional IRAs"
    earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer
457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

REQUIRED MINIMUM DISTRIBUTIONS

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and
Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age
70 1/2.

                                                            TAX INFORMATION  75

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The
first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year
(January 1st -- April 1st). Distributions must start no later than your
"Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM
DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No.
If you want, you can choose a different method for each of your traditional
IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON
THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your
IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the
"5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

76  TAX INFORMATION

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER,
NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE.
IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING
IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under
"Individual beneficiary." Please NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO
KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE
MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF
THE ANNUITANT.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income.
Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

..   made on or after your death; or

..   made because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the
IRS.

To meet the substantially equal periodic payments exception, you could elect to apply your contract value to an Income Manager(R) (life annuity with a period certain) payout annuity contract (level payments version). You could also elect the substantially equal withdrawals option. See "Substantially equal withdrawals" under "Accessing your money" earlier in this Prospectus. We will calculate the substantially equal annual payments using your choice of
IRS-approved methods we offer. Although substantially equal withdrawals and
Income Manager(R) payments are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals or Income Manager(R) annuity payments begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals or Income Manager(R) payments for purposes of determining whether the penalty applies.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional
IRA, we will refer you to the same topic under "traditional IRAs."

The Accumulator(R) Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal
Revenue Code.

CONTRIBUTIONS TO ROTH IRAS

Individuals may make four different types of contributions to a Roth IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans;
    or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a
Roth IRA contract. See "Rollovers and direct transfer contributions to Roth
IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

                                                            TAX INFORMATION  77

For Series CP(R) and Series L Roth IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.

REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs
(traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth
IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional
IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach 70 1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement
Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.

ROLLOVERS AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth
IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

..   another Roth IRA;

..   a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

..   a "designated Roth contribution account" under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

..   from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth
IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to
Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds.
Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a

78  TAX INFORMATION

recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs.
Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion.
This could increase the amount of income reported in certain circumstances.

RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or
SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12 month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all
Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return.
You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   rollovers from a Roth IRA to another Roth IRA;

..   direct transfers from a Roth IRA to another Roth IRA;

..   qualified distributions from a Roth IRA; and

..   return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

..   you are age 59 1/2 or older; or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth
IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions)

                                                            TAX INFORMATION  79

and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain --
   with any custodian or issuer -- are added together.

(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution
(including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70 1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address.
You cannot elect out of withholding if we are sending the payment out of the
United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and
"non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding

80  TAX INFORMATION

exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the
10% withholding rate applies.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix III at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

                                                            TAX INFORMATION  81

8. More information

--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York
Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options
(including the AXA Ultra Conservative Strategy investment option) for owners of our variable annuity contracts. We are the legal owner of all of the assets in
Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options (including the AXA Ultra Conservative Strategy investment option) under our contracts. For example, we may withdraw amounts from Separate Account No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account No. 70 operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account
No. 70. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust."
The SEC, however, does not manage or supervise AXA Equitable or Separate
Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. AXA
Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests in shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 70 or a variable investment option directly);

(5)to deregister Separate Account No. 70 under the Investment Company Act of
   1940;

(6)to restrict or eliminate any voting rights as to Separate Account No. 70;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to close a variable investment option to transfers and contributions; and

(9)to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plans, and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by AXA
Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options

82  MORE INFORMATION

(including the AXA Ultra Conservative Strategy investment option). You may also speak with your financial representative. For Series CP(R) contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance
Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment
Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSMITTALS AND ELECTRONIC APPLICATIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of
Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an
Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

..   When any event is scheduled to occur on a contract date anniversary that is a non-business day, the transaction date for such events will be the business day immediately preceding the contract date anniversary. However, for our systematic withdrawal option program, if this will cause an extra modal payment in that contract year, the transaction date will be the business day immediately following the contract date anniversary.

..   If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m.,
    Eastern Time.

CONTRIBUTIONS, CREDITS AND TRANSFERS

..   Contributions (and credits, for Series CP(R) contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

..   Contributions (and credits, for Series CP(R) contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

                                                           MORE INFORMATION  83

..   Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

..   Transfers to or from variable investment options (including the AXA Ultra
    Conservative Strategy investment option) will be made at the unit value next determined after receipt of the transfer request.

..   Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

..   For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

..   the election of trustees; or

..   the formal approval of independent public accounting firms selected for each Trust; or

..   any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust
also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each
Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT NO. 70 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

MISSTATEMENT OF AGE

If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, and if an optional Guaranteed minimum death benefit rider would not have been issued based on the correct age: (i) the optional Guaranteed minimum death benefit rider will be revoked; (ii) the applicable charge for the benefit will be refunded and applied to the annuity account value of the contract, and
(iii) the Return of Principal death benefit will apply.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury
Regulations or in published rulings of the Internal Revenue Service and in
Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate
Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account No. 70, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

84  MORE INFORMATION

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office.

Any guaranteed benefit in effect will generally terminate if you change ownership of the contract. A guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual, but the contract will continue to be based on the annuitant's life.
A guaranteed benefit will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; the guaranteed benefit will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

See Appendix IX later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus.
You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment will terminate your benefits under the contract. All withdrawals, distributions and payments are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA
Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

HOW DIVORCE MAY AFFECT YOUR GUARANTEED BENEFITS

Our optional benefits do not provide a cash value or any minimum account value.
In the event that you and your spouse become divorced after you purchase a contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the account value to be paid to an ex-spouse.
Any such withdrawal will be considered a withdrawal from the contract. This means that your guaranteed benefit will be reduced and a withdrawal charge may apply.

HOW DIVORCE MAY AFFECT YOUR JOINT LIFE GWBL

If you have elected the GWBL on a Joint life basis and subsequently get divorced, we will divide the contract as near as is practicable in accordance with the divorce decree and replace the original contract with two Single life contracts.

If the division of the contract occurs before any withdrawal has been made and after the Conversion effective date, the Applicable percentage under each new contract will be adjusted to a Single life Applicable percentage for your
Guaranteed annual withdrawal amount and will be based on each respective individual's age at the time of first withdrawal and any subsequent Annual
Ratchet.

If the division of the contract occurs after any withdrawal has been made and after the Conversion effective date and if the Conversion effective date is a contract date anniversary prior to your 85th birthday, the Joint life
Applicable percentage that was in effect at the time of the split will remain in effect for each contract.

If the division of the contract occurs after any withdrawal has been made at least thirty days after the Conversion effective date and if the Conversion effective date is the contract date anniversary following your 85th birthday, the Joint life Applicable percentage that was in effect at the time of the split will remain in effect for each contract. The Joint Life Applicable percentage that was in effect may increase at the time an Annual Ratchet occurs based on each respective individual's age under their respective new contract.

                                                           MORE INFORMATION  85

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and
AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The
Distributors serve as principal underwriters of Separate Account No. 70. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is
1290 Avenue of the Americas, New York, NY 10104. The Distributors are
registered with the SEC as broker-dealers and are members of the Financial
Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the
Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold.
AXA Equitable may also make additional payments to the Distributors, and the
Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

AXA ADVISORS COMPENSATION. AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors
("contribution-based compensation"). The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA
Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a
Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a
Selling broker-dealer electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel.

AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses
(based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the con- tract.
Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA
Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies.
Other forms of compensation provided to its financial professionals, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA
Equitable. However, under applicable rules of FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA DISTRIBUTORS COMPENSATION. AXA Equitable pays contribution-based and asset-based compensation (together "compensation") to AXA Distributors.
Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributor's Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of
AXA Distributor's Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA
Distributors, in turn, pays

86  MORE INFORMATION

the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA
Distributors will be reduced by the same amount, and AXA Equitable will pay AXA
Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA
Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. AXA
Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain
Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA
Equitable products on a company and/or product list; sales personnel training;
product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner.
Payments may be based on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount.
AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements").

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2011) received additional payments. These additional payments ranged from $81 to $4,973,724. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA
Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
Advantage Capital Corporation
A.G. Edwards
American Portfolios Financial Services
Ameriprise Financial Services, Inc.
Associated Securities Corp.
Bank of America
BBVA Compass Investment Solutions, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Essex National Securities Inc.
Financial Network Investment Corporation
First Allied Securities
First Citizens Investor Services, Inc.
First Tennessee Brokerage, Inc.
FSC Securities Corporation
Geneos Wealth Management, Inc.
H.D. Vest Investment Securities, Inc.
Investment Centers of America/First Dakota Inc.
IFC Holdings Inc. DBA Invest Financial Corporation
Investment Professionals, Inc.
Investors Capital Corporation
J.P. Turner & Company, LLC
James T. Borello & Co.
Janney Montgomery Scott, LLC
Key Investment Services, LLC
Lincoln Financial Advisors Corporation
Lincoln Financial Securities Corporation
LPL Financial Corporation
M&T Securities, Inc.
Merrill Lynch Life Agency Inc.
Morgan Keegan & Co., Inc.
Morgan Stanley Smith Barney - Morgan Stanley & Co., Incorporated
Multi-Financial Securities Corporation
National Planning Corporation
Next Financial Group, Inc.
NFP Securities, Inc.
Plan Member Financial Corporation
PNC Investments
Prime Capital Services
PrimeVest Financial Services, Inc.
Raymond James & Associates Inc
Raymond James Financial Services
RBC Capital Markets Corp.
Robert W Baird & Co.
Royal Alliance Associates Inc.
Sage Point Financial, Inc
Securities America, Inc.
SII Investments, Inc.

                                                           MORE INFORMATION  87

Sorrento Pacific Financial, LLC
Stifel, Nicolaus & Co.
Summit Brokerage Services, Inc
Termed/Mutual Service Corporation
Transamerica Financial Advisors, Inc.
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
UVEST Financial Services Group, Inc.
Waterstone Financial Group, Inc.
Wells Fargo Advisors Financial Network LLC
Wells Fargo Advisors
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC

88  MORE INFORMATION

Appendix I: Condensed financial information

--------------------------------------------------------------------------------

The unit values and number of units outstanding for Separate Account No. 70 are not available, because as of December 31, 2011, Separate Account No. 70 had not
commenced operations.

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-1

Appendix II: Examples of automatic payment plans

--------------------------------------------------------------------------------

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Automatic payment plans" under "Accessing your money" earlier in this Prospectus. The examples assume a $100,000 allocation to the investment options with assumed investment performance of 0%. The examples show how the different automatic payment plans can be used without reducing your Roll-up benefit base. The examples also show the effect of withdrawals on the Highest Anniversary Value benefit base used to calculate the Roll-up benefit base. Also, the examples are based on the Roll-up rate shown below and assume that the Roll-up benefit base does not reset.

MAXIMUM PAYMENT

FULL ANNUAL WITHDRAWAL AMOUNT PAYMENT

Under this payment plan, you will receive the Annual withdrawal amount as scheduled payments. In this example, the "Withdrawal" column reflects the
Annual withdrawal amount for the years shown. Amounts in the "Withdrawal"
column are calculated by multiplying the "Beginning of the year Roll-up benefit base" by the "Roll-up rate." In contract year 4, the "Beginning of year Roll-up benefit base" is calculated by multiplying the "Beginning of year Roll-up benefit base" from year 3 by the "Roll-up rate" and subtracting from that total the year 3 "Withdrawal" amount.

------------------------------------------------------------------------------------------------------
                    BEGINNING OF YEAR                 PERCENT OF ROLL-UP BENEFIT  HIGHEST ANNIVERSARY
YEAR  ROLL-UP RATE  ROLL-UP BENEFIT BASE  WITHDRAWAL       BASE WITHDRAWN         VALUE BENEFIT BASE
------------------------------------------------------------------------------------------------------
 1    5.00%/(a)/         $100,000          $    0               0.00%                  $100,000
 2    5.00%/(a)/         $105,000          $    0               0.00%                  $100,000
 3    5.00%/(b)/         $110,250          $5,513               5.00%                  $ 94,488
 4    5.00%/(b)/       $110,250/(c)/       $5,513               5.00%                  $ 88,975
------------------------------------------------------------------------------------------------------
(a)This is the Deferral Roll-up rate.
(b)This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)The "Beginning of year Roll-up benefit base" in contract year 4 is calculated as follows: $110,250 = $110,250 x (1+0.05) - $5,513

CUSTOMIZED PAYMENT PLANS

FIXED PERCENTAGE OF 4%

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a withdrawal percentage that is fixed at 4.0%. In this example, amounts in the "Withdrawal" column are calculated by multiplying the
"Beginning of the year Roll-up benefit base" by 4.0%.

------------------------------------------------------------------------------------------------------
                    BEGINNING OF YEAR                 PERCENT OF ROLL-UP BENEFIT  HIGHEST ANNIVERSARY
YEAR  ROLL-UP RATE  ROLL-UP BENEFIT BASE  WITHDRAWAL       BASE WITHDRAWN         VALUE BENEFIT BASE
------------------------------------------------------------------------------------------------------
 1    5.00%/(a)/         $100,000          $    0              0.00%                   $100,000
 2    5.00%/(a)/         $105,000          $    0              0.00%                   $100,000
 3    5.00%/(b)/         $110,250          $4,410            4.00%/(c)/                $ 95,590
 4    5.00%/(b)/       $111,353/(d)/       $4,454            4.00%/(c)/                $ 91,136
------------------------------------------------------------------------------------------------------
(a)This is the Deferral Roll-up rate.
(b)This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)In contract years 3 and 4, the contract owner received withdrawal amounts of
   4.0% even though the Annual Roll-up rate was greater.
(d)The "Beginning of year Roll-up benefit base" in contract year 4 is calculated as follows: $111,353 = $110,250 x (1+0.05) - $4,410

FIXED DOLLAR OF $5,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $5,000. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year Roll-up benefit base"
by the "Percent of Roll-up benefit base withdrawn."

------------------------------------------------------------------------------------------------------
                    BEGINNING OF YEAR                 PERCENT OF ROLL-UP BENEFIT  HIGHEST ANNIVERSARY
YEAR  ROLL-UP RATE  ROLL-UP BENEFIT BASE  WITHDRAWAL       BASE WITHDRAWN         VALUE BENEFIT BASE
------------------------------------------------------------------------------------------------------
 1    5.00%/(a)/         $100,000          $    0              0.00%                   $100,000
 2    5.00%/(a)/         $105,000          $    0              0.00%                   $100,000
 3    5.00%/(b)/         $110,250          $5,000            4.54%/(c)/                $95,000
 4    5.00%/(b)/       $110,763/(d)/       $5,000            4.51%/(c)/                $90,000
------------------------------------------------------------------------------------------------------
(a)This is the Deferral Roll-up rate.
(b)This is the Annual Roll-up rate in effect if withdrawals begin after the contract date anniversary when the owner is age 64.
(c)In contract years 3 and 4, the contract owner received withdrawal amounts less than 5.0% even though the Annual Roll-up rate was 5%.
(d)The "Beginning of year Roll-up benefit base" in contract year 4 is calculated as follows: $110,763 = $110,250 x (1+0.05) - $5,000

II-1 APPENDIX II: EXAMPLES OF AUTOMATIC PAYMENT PLANS

Appendix III: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of an Accumulator(R) Series QP contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant issues in the purchase of an Accumulator(R) Series QP contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the
Accumulator(R) Series QP contract or another annuity contract. Therefore, you should purchase an Accumulator(R) Series QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Only one additional transfer contribution may be made per contract year. The maximum aggregate contributions for any contract year is 100% of first-year contributions.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges;
or (2) benefit base adjustments to a guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the account value under a QP contract will at any time equal the actuarial value of
80% of a participant/employee's accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an
IRA for the benefit of a former plan participant through a contract conversion, prior to the contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70 1/2, trustees should consider:

..   whether RMDs the plan administrator must take under QP contracts would cause withdrawals in excess of the GMIB Roll-up benefit base (5% or 4%, as applicable);

..   that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

..   that if the GMIB is automatically exercised as a result of either the no lapse guarantee, or requested due to a fee increase, payments will be made to the plan trust.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

                   APPENDIX III: PURCHASE CONSIDERATIONS FOR QP CONTRACTS  III-1

Appendix IV: Guaranteed benefit base examples

--------------------------------------------------------------------------------

The following illustrates the Guaranteed benefit base calculations. Assuming
$100,000 is allocated to the variable investment options (with no allocation to the EQ/Money Market or the guaranteed interest option), with no additional contributions, the Guaranteed benefit base(s) for an owner age 65 would be calculated as follows:


                                                              RETURN       HIGHEST
                                                                OF       ANNIVERSARY       HIGHEST
                                                             PRINCIPAL      VALUE        ANNIVERSARY
                 ASSUMED                                       DEATH     BENEFIT BASE       VALUE
END OF CONTRACT    NET                ACCOUNT                 BENEFIT      (WITHOUT      BENEFIT BASE       ROLL-UP
     YEAR        RETURN  ROLL-UP RATE  VALUE   WITHDRAWAL      BASE         GMIB)        (WITH GMIB)      BENEFIT BASE
--------------------------------------------------------------------------------------------------------------------------
             1     3%         5%      $103,000  $    0     $100,000/(1)/   $103,000/(3)/   $103,000/(3)/      $105,000
--------------------------------------------------------------------------------------------------------------------------
             2     9%         5%      $112,270  $    0     $100,000/(1)/   $112,270/(3)/   $112,270/(3)/   $112,270/(8)/
--------------------------------------------------------------------------------------------------------------------------
             3    (2)%        5%      $110,025  $    0     $100,000/(1)/   $112,270/(4)/   $112,270/(4)/      $117,884
--------------------------------------------------------------------------------------------------------------------------

ALTERNATIVE #1: CLIENT WITHDRAWS ANNUAL WITHDRAWAL AMOUNT

-------------------------------------------------------------------------------------------------------------------------
             4     2%         5%      $106,332  $5,894     $94,748/(2)/    $106,374/(5)/   $106,376/(6)/   $117,884/(9)/
--------------------------------------------------------------------------------------------------------------------------

YEAR 5 ANNUAL WITHDRAWAL AMOUNT:   $5,894

--------------------------------------------------------------------------------------------------------------------------

ALTERNATIVE #2: CLIENT WITHDRAWS AN AMOUNT IN EXCESS OF THE ANNUAL WITHDRAWAL AMOUNT

-------------------------------------------------------------------------------------------------------------------------
             4     2%         5%      $104,226  $8,000     $92,872/(2)/    $104,267/(5)/   $104,380/(7)/   $115,672/(10)/
--------------------------------------------------------------------------------------------------------------------------

YEAR 5 ANNUAL WITHDRAWAL AMOUNT:   $5,784

--------------------------------------------------------------------------------------------------------------------------

 "GREATER OF"
     GMDB
----------------
  $105,000/(11)/
----------------
  $112,270/(12)/
----------------
  $117,884/(11)/
----------------

-----------------
  $117,884/(11)/
----------------

----------------

-----------------
  $115,672/(11)/
----------------

----------------

The account values for contract years 1 through 4 are based on hypothetical rates of return of 3.0%, 9.0%, (2.0)%, and 2.0%. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results. Please note that the Excess withdrawal in the example below does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see "Lifetime required minimum distribution withdrawals" in "Accessing your money" earlier in this Prospectus.

ACCOUNT VALUE

For example, at the end of contract year 4, the account value is calculated as:
$110,025 x (1+2.0%) = $112,226; $112,226 - $5,894 = $106,332.

GUARANTEED MINIMUM DEATH BENEFIT

RETURN OF PRINCIPAL BENEFIT BASE

(1)At the end of contract years 1 through 3, the Return of Principal death benefit base is equal to the initial contribution, $100,000.

(2)At the end of contract year 4, the Return of Principal death benefit base is reduced by the withdrawal on a pro-rata basis. For example, under
   Alternative #1, the withdrawal amount of $5,894 equals 5.252% of the account value ($5,894 / $112,226 = 5.252%), and the benefit base would be reduced by
   5.252%; $100,000 x (1 - 5.252%) = $94,748.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE

(3)At the end of contract years 1 and 2, the Highest Anniversary Value benefit base is equal to the current account value. For example, at the end of contract year 2, Highest Anniversary Value benefit base equals the account value of $112,270.

(4)At the end of contract year 3, the Highest Anniversary Value benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current account value.
   For example, at the end of contract year 3, Highest Anniversary Value benefit base equals the Highest Anniversary Value benefit base at the end of year 2 of $112,270.

(5)At the end of contract year 4, the Highest Anniversary Value benefit is reduced by the withdrawal on a pro-rata basis if GMIB is not elected. Under
   Alternative #1, the withdrawal amount of $5,894 equals 5.252% of the account value ($5,894 / $112,226 = 5.252%), and the Highest Anniversary Value
   benefit base would be reduced by 5.252%; $112,270 x (1 - 5.252%) = $106,374.
   Under Alternative #2, the withdrawal amount of $8,000 equals 7.128% of the account value ($8,000 / $112,226 = 7.128%), and the Highest Anniversary
   Value benefit base would be reduced by 7.128%; $112,270 x (1 - 7.128%) =
   $104,267.

IV-1 APPENDIX IV: GUARANTEED BENEFIT BASE EXAMPLES

(6)Under Alternative #1, at the end of contract year 4, the Highest Anniversary
   Value benefit base is reduced by the withdrawal on a dollar-for-dollar basis if GMIB is elected. Highest Anniversary Value benefit base is equal to the greater of the account value after withdrawal $106,332, and $106,376 [=
   $112,270 (the Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,894 (Withdrawal amount)]

(7)Under Alternative #2, at the end of contract year 4, the Highest Anniversary
   Value benefit base is first reduced by the Annual withdrawal amount if GMIB is elected: ($112,270 - $5,894 = $106,376). Then it is further reduced on a pro-rata basis by the withdrawal in excess of the Annual withdrawal amount.
   The withdrawal in excess of the Annual withdrawal amount is 1.877% of the account value [($8,000 - $5,894) / $112,226 = 1.877%] and the benefit base would be reduced by 1.877%: $106,376 (Highest Anniversary Value benefit base after the Annual withdrawal amount) - $1,996 (1.877% x $106,376) = $104,380.

ROLL-UP BENEFIT BASE (FOR GMIB AND "GREATER OF" GMDB)

In the example, the first withdrawal is made in contract year 4. The Deferral
Roll-up rate is applied in year 1 through 3 before the first withdrawal. In contract year 4, the Annual Roll-up rate is applied. Both the Deferral Roll-up rate and the Annual Roll-up rate are 5%. At the end of contract year 1, the
Roll-up benefit base is equal to the initial contribution plus the Deferral
Roll-up amount. At the end of contract years 2 through 3, the Roll-up benefit base is equal to the account value, if higher than the previous year's Roll-up benefit base plus the Deferral Roll-up amount. At the end of contract year 4, the Roll-up benefit base is equal to the previous year's Roll-up benefit base plus the Annual Roll-up amount.

For example, at the end of contract year 2, Roll-up benefit base = $110,250 [=
$105,000 (the Roll-up benefit base as of the last contract date anniversary) +
$105,000 x 5.00% (the Deferral Roll-up amount)]

(8)At the end of contract year 2, the Roll-up benefit base is reset to the current account value. At the end of contract year 2, the Roll-up benefit base equals Account Value of $112,270.

(9)Under Alternative #1, at the end of contract year 4, the Roll-up benefit base is equal to $117,884 (the Roll-up benefit base as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the
   Roll-up benefit base neither decreases nor increases.

(10)Under Alternative #2, at the end of contract year 4, the Roll-up benefit base is reduced on a pro-rata basis by the withdrawal amount in excess of the Annual withdrawal amount. The withdrawal in excess of the Annual withdrawal amount is 1.877% of the account value [($8,000 - $5,894) /
    $112,226 =1.877%] and the benefit base would be reduced by 1.877%: $117,884
    (the Roll-up benefit bases as of the last contract date anniversary) -
    $2,212 (1.877% x $117,884) = $115,672. The Annual withdrawal amount $5,894 does not reduce your Roll-up benefit base.

"GREATER OF" GMDB BENEFIT BASE

The "Greater of" GMDB benefit base is the greater of (i) the Roll-up benefit base and (ii) the Highest Anniversary Value benefit base.

(11)At the end of contract years 1 and 3 through 4, the "Greater of" GMDB benefit base is based on the Roll-up benefit base. For example, at the end of contract year 3, the "Greater of" GMDB benefit base equals the Roll-up benefit base of $117,884.

(12)At the end of contract year 2, the "Greater of" GMDB benefit base is based on the Highest Anniversary Value benefit base. For example, at the end of contract year 2, the "Greater of" GMDB benefit base equals the Highest
    Anniversary Value benefit base of $112,270.

                              APPENDIX IV: GUARANTEED BENEFIT BASE EXAMPLES IV-2

Appendix V: Hypothetical illustrations

--------------------------------------------------------------------------------

  ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM
  BENEFITS

The following tables illustrate the changes in account value, cash value and the values of the "Greater of" GMDB II, the Earnings enhancement benefit and the GMIB, including the conversion to the GWBL on the contract date anniversary following age 85, under certain hypothetical circumstances for Series B, Series
CP(R) and Series L contracts, respectively. The table illustrates the operation of a contract based on a male, issue age 60, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in
Portfolios that achieve investment returns at constant gross annual rates of 0%
and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.4)% and 3.6%
for Series B contracts; (2.75)% and 3.25% for Series CP(R) contracts; and
(2.8)% and 3.2% for Series L contracts at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your account value annually for the "Greater of" GMDB, the Earnings enhancement benefit, the GMIB and GWBL features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" GMDB II charge, the
Earnings enhancement benefit charge, the GMIB II charge and any applicable administrative charge and withdrawal charge. The values shown under "Lifetime annual GMIB" for ages 85 and under reflect the lifetime income that would be guaranteed if the GMIB II is selected at that contract date anniversary. An
"N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit and/or "Lifetime annual GMIB"
columns indicates that the contract has terminated due to insufficient account value. However, the GMIB II has been automatically exercised, and the owner is receiving lifetime payments.

The values shown under "GWBL Benefit Base" reflect the amount used in calculating the amount payable under the GWBL, and the values shown under
"Guaranteed Annual Withdrawal Amount" reflect the amount that an owner would be able to withdraw each year for life based on that benefit base, if the owner began taking withdrawals in that contract year. An "N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit, "GWBL benefit" and/or "Guaranteed Annual Withdrawal Amount"
columns, for ages 85 and above, indicates that the contract has terminated due to insufficient account value. As the Guaranteed Annual Withdrawal Amount in those years is $0, the owner would receive no further payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.58%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.27% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of account value among the investment options. These rates do not reflect the fees and expenses for the AXA Ultra
Conservative Strategy Portfolio, which is not available for direct allocations.
These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in "Fee table" earlier in this
Prospectus. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

V-1 APPENDIX V: HYPOTHETICAL ILLUSTRATIONS

VARIABLE DEFERRED ANNUITY
SERIES B
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
BENEFITS:
   "GREATER OF" GMDB II
   EARNINGS ENHANCEMENT BENEFIT
   GMIB II -- CUSTOM SELECTION, INCLUDING THE CONVERSION TO THE GWBL AT AGE 85

-------------------------------------------------------------------------------------------------------
                                                                  TOTAL DEATH BENEFIT LIFETIME ANNUAL
     CONTRACT                                                      WITH EARNINGS         GMIB:
AGE    YEAR    ACCOUNT VALUE    CASH VALUE   "GREATER OF" GMDB II ENHANCEMENT BENEFIT GUARANTEED INCOME
-------------------------------------------------------------------------------------------------------
                0%      6%      0%     6%      0%         6%        0%        6%       0%        6%
-------------------------------------------------------------------------------------------------------
60       0    100,000 100,000 93,000  93,000 100,000    100,000   100,000   100,000     N/A       N/A

61       1     94,528 100,507 87,528  93,507 105,000    105,000   107,000   107,000     N/A       N/A

62       2     89,070 100,895 82,070  93,895 110,250    110,250   114,350   114,350     N/A       N/A

63       3     83,619 101,151 77,619  95,151 115,763    115,763   122,068   122,068     N/A       N/A

64       4     78,166 101,266 72,166  95,266 121,551    121,551   130,171   130,171     N/A       N/A

65       5     72,704 101,226 67,704  96,226 127,628    127,628   138,679   138,679     N/A       N/A

66       6     67,227 101,018 64,227  98,018 134,010    134,010   147,613   147,613     N/A       N/A

67       7     61,725 100,630 60,725  99,630 140,710    140,710   156,994   156,994     N/A       N/A

68       8     56,192 100,047 56,192 100,047 147,746    147,746   166,844   166,844     N/A       N/A

69       9     50,618  99,252 50,618  99,252 155,133    155,133   177,186   177,186     N/A       N/A

70      10     44,965  98,230 44,965  98,230 162,889    162,889   188,045   188,045   5,903     5,903

75      15     15,664  89,060 15,664  89,060 207,893    207,893   251,050   251,050   8,498     8,498

80      20          0  71,087      0  71,087       0    265,330         0   331,462       0    12,408

85      25          0  40,764      0  40,764       0    338,635         0   404,767       0    18,403
-------------------------------------------------------------------------------------------------------
AFTER CONVERSION OF THE GMIB II TO THE GWBL AT AGE 85

-------------------------------------------------------------------------------------------------------------------
                                                              TOTAL DEATH BENEFIT
     CONTRACT                                                 WITH THE EARNINGS    GWBL BENEFIT  GUARANTEED ANNUAL
AGE    YEAR   ACCOUNT VALUE  CASH VALUE "GREATER OF" GMDB II  ENHANCEMENT BENEFIT     BASE       WITHDRAWAL AMOUNT
-------------------------------------------------------------------------------------------------------------------
              0%      6%     0%    6%   0%         6%         0%         6%        0%     6%     0%        6%
-------------------------------------------------------------------------------------------------------------------
85      25    0     40,764   0   40,764 0        338,635      0        404,767     0    338,635  0       16,932
90      30    0     24,252   0   24,252 0        338,635      0        404,767     0    338,635  0       16,932
95      35    0      4,842   0    4,842 0        338,635      0        404,767     0    338,635  0       16,932
-------------------------------------------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE,
CASH VALUE AND GUARANTEED BENEFITS FOR A POLICY WOULD BE DIFFERENT FROM THE
ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER
A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR
INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL
INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY
PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS
COULD BE NEGATIVE.

(1)Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. Hypothetical Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the
   Roll-up benefit base when calculating both Guaranteed Income and
   Hypothetical Income. Based on the assumption of either 0% or 6% returns, the income produced in this example for both Guaranteed Income and Hypothetical
   Income is equal.

                                      APPENDIX V: HYPOTHETICAL ILLUSTRATIONS V-2

VARIABLE DEFERRED ANNUITY
SERIES CP
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
BENEFITS:
   "GREATER OF" GMDB II
   EARNINGS ENHANCEMENT BENEFIT
   GMIB II -- CUSTOM SELECTION, INCLUDING THE CONVERSION TO THE GWBL AT AGE 85

------------------------------------------------------------------------------------------------------
                                                                 TOTAL DEATH BENEFIT LIFETIME ANNUAL
     CONTRACT                                                     WITH EARNINGS         GMIB:
AGE    YEAR    ACCOUNT VALUE   CASH VALUE   "GREATER OF" GMDB II ENHANCEMENT BENEFIT GUARANTEED INCOME
------------------------------------------------------------------------------------------------------
                0%      6%      0%     6%     0%         6%        0%        6%       0%        6%
------------------------------------------------------------------------------------------------------
60       0    103,000 103,000 95,000 95,000 100,000    100,000   100,000   100,000     N/A       N/A
61       1     97,087 103,245 89,087 95,245 105,000    105,000   107,000   107,000     N/A       N/A
62       2     91,220 103,361 83,220 95,361 110,250    110,250   114,350   114,350     N/A       N/A
63       3     85,391 103,337 78,391 96,337 115,763    115,763   122,068   122,068     N/A       N/A
64       4     79,592 103,162 73,592 97,162 121,551    121,551   130,171   130,171     N/A       N/A
65       5     73,814 102,823 68,814 97,823 127,628    127,628   138,679   138,679     N/A       N/A
66       6     68,049 102,309 64,049 98,309 134,010    134,010   147,613   147,613     N/A       N/A
67       7     62,287 101,606 59,287 98,606 140,710    140,710   156,994   156,994     N/A       N/A
68       8     56,521 100,700 54,521 98,700 147,746    147,746   166,844   166,844     N/A       N/A
69       9     50,741  99,575 49,741 98,575 155,133    155,133   177,186   177,186     N/A       N/A
70      10     44,908  98,216 44,908 98,216 162,889    162,889   188,045   188,045   5,903     5,903
75      15     15,073  87,285 15,073 87,285 207,893    207,893   251,050   251,050   8,498     8,498
80      20          0  67,508      0 67,508       0    265,330         0   331,462       0    12,408
85      25          0  35,520      0 35,520       0    338,635         0   404,767       0    18,403
------------------------------------------------------------------------------------------------------

AFTER CONVERSION OF THE GMIB II TO THE GWBL AT AGE 85

------------------------------------------------------------------------------------------------------------------------
                                                              TOTAL DEATH BENEFIT
     CONTRACT                                                 WITH THE EARNINGS                       GUARANTEED ANNUAL
AGE    YEAR   ACCOUNT VALUE  CASH VALUE "GREATER OF" GMDB II  ENHANCEMENT BENEFIT  GWBL BENEFIT BASE  WITHDRAWAL AMOUNT
------------------------------------------------------------------------------------------------------------------------
              0%      6%     0%    6%   0%         6%         0%         6%        0%        6%       0%        6%
------------------------------------------------------------------------------------------------------------------------
85..    25    0     35,520   0   35,520 0        338,635      0        404,767     0       338,635    0       16,932
90..    30    0     17,552   0   17,552 0        338,635      0        404,767     0       338,635    0       16,932
95..    35    0          0   0        0 0              0      0              0     0       338,635    0       16,932
------------------------------------------------------------------------------------------------------------------------
THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE,
CASH VALUE AND GUARANTEED BENEFITS FOR A POLICY WOULD BE DIFFERENT FROM THE
ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER
A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR
INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL
INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY
PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS
COULD BE NEGATIVE.

(1)Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. Hypothetical Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the
   Roll-up benefit base when calculating both Guaranteed Income and
   Hypothetical Income. Based on the assumption of either 0% or 6% returns, the income produced in this example for both Guaranteed Income and Hypothetical
   Income is equal.

V-3 APPENDIX V: HYPOTHETICAL ILLUSTRATIONS

VARIABLE DEFERRED ANNUITY
SERIES L
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
BENEFITS:
   "GREATER OF" GMDB II
   EARNINGS ENHANCEMENT BENEFIT
   GMIB II -- CUSTOM SELECTION, INCLUDING THE CONVERSION TO THE GWBL AT AGE 85

------------------------------------------------------------------------------------------------------
                                                                 TOTAL DEATH BENEFIT LIFETIME ANNUAL
     CONTRACT                                                     WITH EARNINGS         GMIB:
AGE    YEAR    ACCOUNT VALUE   CASH VALUE   "GREATER OF" GMDB II ENHANCEMENT BENEFIT GUARANTEED INCOME
------------------------------------------------------------------------------------------------------
                0%      6%      0%     6%     0%         6%        0%        6%       0%        6%
------------------------------------------------------------------------------------------------------
60..     0    100,000 100,000 92,000 92,000 100,000    100,000   100,000   100,000     N/A       N/A
61..     1     94,130 100,109 86,130 92,109 105,000    105,000   107,000   107,000     N/A       N/A
62..     2     88,307 100,084 81,307 93,084 110,250    110,250   114,350   114,350     N/A       N/A
63..     3     82,525  99,916 76,525 93,916 115,763    115,763   122,068   122,068     N/A       N/A
64..     4     76,773  99,592 71,773 94,592 121,551    121,551   130,171   130,171     N/A       N/A
65..     5     71,044  99,101 71,044 99,101 127,628    127,628   138,679   138,679     N/A       N/A
66..     6     65,329  98,430 65,329 98,430 134,010    134,010   147,613   147,613     N/A       N/A
67..     7     59,619  97,565 59,619 97,565 140,710    140,710   156,994   156,994     N/A       N/A
68..     8     53,905  96,494 53,905 96,494 147,746    147,746   166,844   166,844     N/A       N/A
69..     9     48,179  95,199 48,179 95,199 155,133    155,133   177,186   177,186     N/A       N/A
70..    10     42,401  93,667 42,401 93,667 162,889    162,889   188,045   188,045   5,903     5,903
75..    15     12,860  81,802 12,860 81,802 207,893    207,893   251,050   251,050   8,498     8,498
80..    20          0  60,990      0 60,990       0    265,330         0   331,462       0    12,408
85..    25          0  27,844      0 27,844       0    338,635         0   404,767       0    18,403
------------------------------------------------------------------------------------------------------
AFTER CONVERSION OF THE GMIB II TO THE GWBL AT AGE 85

------------------------------------------------------------------------------------------------------------------------
                                                              TOTAL DEATH BENEFIT
     CONTRACT                                                 WITH THE EARNINGS                       GUARANTEED ANNUAL
AGE    YEAR   ACCOUNT VALUE  CASH VALUE "GREATER OF" GMDB II  ENHANCEMENT BENEFIT  GWBL BENEFIT BASE  WITHDRAWAL AMOUNT
------------------------------------------------------------------------------------------------------------------------
              0%      6%     0%    6%   0%         6%         0%         6%        0%        6%       0%        6%
------------------------------------------------------------------------------------------------------------------------
85..    25    0     27,844   0   27,844 0        338,635      0        404,767     0       338,635    0       16,932
90..    30    0      8,625   0    8,625 0        338,635      0        404,767     0       338,635    0       16,932
------------------------------------------------------------------------------------------------------------------------
THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE,
CASH VALUE AND GUARANTEED BENEFITS FOR A POLICY WOULD BE DIFFERENT FROM THE
ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER
A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR
INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL
INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY
PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS
COULD BE NEGATIVE.

(1)Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. Hypothetical Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the
   Roll-up benefit base when calculating both Guaranteed Income and
   Hypothetical Income. Based on the assumption of either 0% or 6% returns, the income produced in this example for both Guaranteed Income and Hypothetical
   Income is equal.

                                      APPENDIX V: HYPOTHETICAL ILLUSTRATIONS V-4

Appendix VI: Earnings enhancement benefit example

--------------------------------------------------------------------------------

The following illustrates the calculation of a death benefit that includes the
Earnings enhancement benefit for an owner age 45. The example assumes a contribution of $100,000 and no additional contributions. Where noted, a single withdrawal in the amount shown is also assumed. The calculation is as follows:

---------------------------------------------------------------------------------------------------
                                                  NO WITHDRAWAL $3,000 WITHDRAWAL $6,000 WITHDRAWAL
---------------------------------------------------------------------------------------------------
A   INITIAL CONTRIBUTION                             100,000           100,000           100,000
---------------------------------------------------------------------------------------------------
B   DEATH BENEFIT: prior to withdrawal./(1)/         104,000           104,000           104,000
---------------------------------------------------------------------------------------------------
C   EARNINGS ENHANCEMENT BENEFIT EARNINGS: death      4,000             4,000             4,000
    benefit
    less net contributions (prior to the
    withdrawal in D).
    B MINUS A.
---------------------------------------------------------------------------------------------------
D   WITHDRAWAL                                          0               3,000             6,000
---------------------------------------------------------------------------------------------------
E   EXCESS OF THE WITHDRAWAL OVER THE EARNINGS          0                 0               2,000
    ENHANCEMENT BENEFIT EARNINGS
    GREATER OF D MINUS C OR ZERO
---------------------------------------------------------------------------------------------------
F   NET CONTRIBUTIONS (adjusted for the              100,000           100,000           98,000
    withdrawal in D)
    A MINUS E
---------------------------------------------------------------------------------------------------
G   DEATH BENEFIT (adjusted for the withdrawal       104,000         101,000/(2)/      98,000/(2)/
    in D)
    B MINUS D
---------------------------------------------------------------------------------------------------
H   DEATH BENEFIT LESS NET CONTRIBUTIONS              4,000             1,000               0
    G MINUS F
---------------------------------------------------------------------------------------------------
I   EARNINGS ENHANCEMENT BENEFIT FACTOR                40%               40%               40%
---------------------------------------------------------------------------------------------------
J   EARNINGS ENHANCEMENT BENEFIT                      1,600              400                0
    H TIMES I
---------------------------------------------------------------------------------------------------
K   DEATH BENEFIT: including the Earnings            105,600           101,400           98,000
    enhancement benefit
    G PLUS J
---------------------------------------------------------------------------------------------------
(1)The death benefit is the greater of the account value or any applicable death benefit.
(2)Assumes no earnings on the contract; and that the withdrawal would reduce the death benefit on a dollar-for-dollar basis.

VI-1 APPENDIX VI: EARNINGS ENHANCEMENT BENEFIT EXAMPLE

Appendix VII: Rules regarding contributions to your contract

--------------------------------------------------------------------------------

             THE FOLLOWING TABLES DESCRIBES THE RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT. THE MINIMUM
                       INITIAL CONTRIBUTION AMOUNT FOR ALL CONTRACT SERIES AND TYPES IS $25,000.
-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                       NQ
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   0-85 (SERIES B & SERIES L)

                     .   0-70 (SERIES CP(R))
-------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $500
CONTRIBUTION AMOUNT
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   After-tax money.
CONTRIBUTIONS
                     .   Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the first contract year.
CONTRIBUTIONS/(1)/
-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                 TRADITIONAL IRA
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   20-85 (SERIES B & SERIES L)

                     .   20-70 (SERIES CP(R))
-------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $50
CONTRIBUTION AMOUNT
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer
CONTRIBUTIONS            457(b) plans.

                     .   Rollovers from another traditional individual retirement arrangement.

                     .   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

                     .   Regular IRA contributions.

                     .   Additional catch-up contributions.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the first contract year.
CONTRIBUTIONS/(1)/
                     .   Contributions made after age 70 1/2 must be net of required minimum distributions.

                     .   Although we accept regular IRA contributions (limited to $5,000) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

                     .   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 but un- der age 70 1/2 at any time during the calendar year for which the contribution is made.
-------------------------------------------------------------------------------------------------------------------------
(1)Additional contributions may not be permitted under certain conditions in your state. Please see Appendix IX earlier in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

              APPENDIX VII: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT VII-1

------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                         ROTH IRA
------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES                .   20-85 (SERIES B & SERIES L)

                          .   20-70 (SERIES CP(R))
------------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL        .   $50
CONTRIBUTION AMOUNT
------------------------------------------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS   .   Rollovers from another Roth IRA.

                          .   Rollovers from a "designated Roth contribution account" under specified retirement plans.

                          .   Conversion rollovers from a traditional IRA or other eligible retirement plan.

                          .   Direct custodian-to-custodian transfers from another Roth IRA.

                          .   Regular Roth IRA contributions.

                          .   Additional catch-up contributions.
------------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON            .   No additional contributions after the first contract year.
CONTRIBUTIONS/(1)/
                          .   Conversion rollovers after age 70 1/2 must be net of required minimum distributions for the traditional IRA or other eligible retirement plan that is the source of the conversion rollover.

                          .   Although we accept Roth IRA contributions (limited to $5,000) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

                          .   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.
------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                       INHERITED IRA BENEFICIARY CONTINUATION CONTRACT (TRADITIONAL IRA OR ROTH IRA)
------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES                .   0-70 (SERIES B & SERIES L)

                          .   Not Available for Series CP(R)
------------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL        .   $1,000
CONTRIBUTION AMOUNT
------------------------------------------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS   .   Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

                          .   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans": qualified plans, 403(b) plans and governmental employer 457(b) plans.
------------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON            .   No additional contributions after the first contract year.
CONTRIBUTIONS/(1)/
                          .   Any additional contributions must be from the same type of IRA of the same deceased owner.

                          .   No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.
------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                            QP
------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES                .   20-75 (SERIES B & SERIES L)

                          .   20-70 (SERIES CP(R))
------------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL        .   $500
CONTRIBUTION AMOUNT
------------------------------------------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS   .   Only transfer contributions from other investments within an existing qualified plan trust.

                          .   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

                          .   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
------------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON            .   A separate QP contract must be established for each plan participant, even defined benefit plan
CONTRIBUTIONS/(1)/            participants.

                          .   We do not accept regular on-going payroll contributions or contributions directly from the employer.

                          .   Only one additional transfer contribution may be made during a contract year.

                          .   No additional transfer contributions after the annuitant's attainment of age 75 or if later, the first contract date anniversary.

                          .   Contributions after age 70 1/2 must be net of any required minimum distributions.

                          .   Maximum aggregate contributions for any contract year is 100% of first-year contributions.

See Appendix III earlier in this Prospectus for a discussion of purchase considerations of QP contracts.
------------------------------------------------------------------------------------------------------------------------------
(1)Additional contributions may not be permitted under certain conditions in your state. Please see Appendix IX earlier in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

See "Tax information" earlier in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" earlier in this Prospectus. Please review your contract for information on contribution limitations.

VII-2 APPENDIX VII: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

Appendix VIII: Formula for asset transfer program for guaranteed benefits

--------------------------------------------------------------------------------

As explained in the "Guaranteed minimum income benefit ("GMIB")" section in this Prospectus, if the GMIB, "Greater of" GMDB or GWBL is in effect, your contract will be subject to predetermined mathematical formulas that require transfers between the variable investment options which you have selected and the AXA Ultra Conservative Strategy investment option. This Appendix provides additional information regarding the formulas.

The formulas are set when we issue your contract and do not change while the
GMIB, "Greater of" GMDB or GWBL is in effect. On each valuation day, the formulas determine whether a transfer into or out of the AXA Ultra Conservative
Strategy investment option is required. For purposes of these calculations, amounts in the guaranteed interest option and amounts in a Special DCA program are excluded from amounts that are transferred into the AXA Ultra Conservative
Strategy investment option.

First, the following ATP formula is used to calculate a contract ratio:

   Contract Ratio = 1 - (AV / BB)
   WHERE:
   AV = account value on the valuation day (off-cycle valuations use the account value as of the previous business day).
   BB = Roll-up benefit base on the valuation day.

Please see the "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" section in this Prospectus for more information on the Roll-up benefit base.

The contract ratio is then compared to predetermined "transfer points" to determine what portion of account value needs to be held in the AXA Ultra
Conservative Strategy investment option. For your GMIB, there is a minimum and maximum transfer point, which are determined according to the following table.

   --------------------------------------------------------------------------
   CONTRACT DATE ANNIVERSARY  MINIMUM TRANSFER POINT  MAXIMUM TRANSFER POINT
   --------------------------------------------------------------------------
          ISSUE DATE                   10%                     20%
   --------------------------------------------------------------------------
             1ST                       12%                     22%
   --------------------------------------------------------------------------
             2ND                       14%                     24%
   --------------------------------------------------------------------------
             3RD                       16%                     26%
   --------------------------------------------------------------------------
             4TH                       18%                     28%
   --------------------------------------------------------------------------
             5TH                       20%                     30%
   --------------------------------------------------------------------------
             6TH                       22%                     32%
   --------------------------------------------------------------------------
             7TH                       24%                     34%
   --------------------------------------------------------------------------
             8TH                       26%                     36%
   --------------------------------------------------------------------------
             9TH                       28%                     38%
   --------------------------------------------------------------------------
             10TH                      30%                     40%
   --------------------------------------------------------------------------
             11TH                      32%                     42%
   --------------------------------------------------------------------------
             12TH                      34%                     44%
   --------------------------------------------------------------------------
             13TH                      36%                     46%
   --------------------------------------------------------------------------
             14TH                      38%                     48%
   --------------------------------------------------------------------------
             15TH                      40%                     50%
   --------------------------------------------------------------------------
             16TH                      42%                     52%
   --------------------------------------------------------------------------
             17TH                      44%                     54%
   --------------------------------------------------------------------------
             18TH                      46%                     56%
   --------------------------------------------------------------------------
             19TH                      48%                     58%
   --------------------------------------------------------------------------
       20TH (AND LATER)                50%                     60%
   --------------------------------------------------------------------------
The minimum and maximum transfer points are interpolated between the beginning of contract year value and end of contract year value during the course of the year. For example, during the first contract year, the minimum transfer point moves from 10% on the first day of the first contract year to 12% on the first day on the second contract year. The maximum transfer point moves similarly during the first contract year from 20% on the first day of the first contract year to 22% on the first day on the second contract year. The ranges for the first and second contract year are shown in the charts below to illustrate the interpolation of transfer points between the beginning of a contract year and the end of a contract year.

APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR GUARANTEED BENEFITS VIII-1

-----------------------------------------------------------------------------
FIRST CONTRACT YEAR RANGE:
-----------------------------------------------------------------------------
                                                                  MAY 14
                                                              FIRST CONTRACT
                               MAY 15                              DATE
                             ISSUE DATE  AUG 15 NOV 15 FEB 15   ANNIVERSARY
-----------------------------------------------------------------------------
  MinimumTransfer Point          10%      10.5%   11%   11.5%       12%
-----------------------------------------------------------------------------
  MaximumTransfer Point          20%      20.5%   21%   21.5%       22%
-----------------------------------------------------------------------------
SECOND CONTRACT YEAR RANGE:
-----------------------------------------------------------------------------
                               MAY 14
                                FIRST                             MAY 14
                              CONTRACT                        SECOND CONTRACT
                                DATE                               DATE
                             ANNIVERSARY AUG 15 NOV 15 FEB 15   ANNIVERSARY
-----------------------------------------------------------------------------
  MinimumTransfer Point          12%      12.5%   13%   13.5%       14%
-----------------------------------------------------------------------------
  MaximumTransfer Point          22%      22.5%   23%   23.5%       24%
-----------------------------------------------------------------------------
On each valuation day, the portion of account value to be held in the AXA Ultra
Conservative Strategy investment option is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra
Conservative Strategy investment option, if any, will be transferred to the variable investment options selected by you. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra
Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of the account value that is invested in the variable investment options selected by you, excluding amounts invested in the guaranteed interest option and a Special DCA program, will be transferred into the AXA Ultra Conservative
Strategy investment option.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra
Conservative Strategy investment option. For example, the transfer amount formula seeks to reallocate account value such that for every 1% by which the contract ratio exceeds the minimum transfer point on a given valuation day, 10%
of the account value will be held in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program.
When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the AXA
Ultra Conservative Strategy investment option such that 100% of account value will be invested in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program.

The transfer amount formula first determines the target percentage that must be in the AXA Ultra Conservative Strategy investment option after the ATP transfer as follows:

                                             Contract Ratio - Minimum Transfer Point
                                   ATP%  =   ---------------------------------------

                                                       0.1

  WHERE:

                                   ATP%  =   Required percentage of account value in the AXA Ultra
                                             Conservative Strategy investment option, the guaranteed
                                             interest option and the Special DCA program after the ATP
                                             transfer.

                         Contract Ratio  =   The contract ratio calculated on the valuation day

                 Minimum Transfer Point  =   The minimum transfer point on the valuation day

                                    0.1  =   The 10% differential between the minimum transfer point and the maximum transfer point

The required amount of account value in the AXA Ultra Conservative Strategy investment option after the
  ATP transfer is calculated as follows:

                             ATP Amount  =   (ATP% * AV) - guaranteed interest option - amounts in a
                                             Special DCA program

  WHERE:

                                     AV  =   account value on the valuation day.

             guaranteed interest option  =   account value in the guaranteed interest option on the
                                             valuation day.

       amounts in a Special DCA program  =   account value in a Special DCA program on the valuation day

The ATP Amount cannot be less than $0.

The transfer amount formula is used to determine the transfer amount as follows:

      ATP transfer amount = (ATP amount) - (account value currently in AXA
   Ultra Conservative Strategy investment option)

The ATP transfer amount is the amount that must be moved either in or out of the AXA Ultra Conservative Strategy investment option.

VIII-2 APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR GUARANTEED BENEFITS

..   If the ATP transfer amount is positive, it will be moved into the AXA Ultra
    Conservative Strategy investment option if it meets the minimum transfer threshold.

..   If the ATP transfer amount is negative, it will be moved out of the AXA
    Ultra Conservative Strategy investment option if it meets the minimum transfer threshold described below.

The minimum amount that will be transferred is the greater of 1% of account value or $1,000. The test for whether the ATP transfer amount meets the minimum transfer threshold is as follows:

..   If the ATP transfer amount is less than the minimum transfer amount, the
    ATP transfer will not be processed.

..   If the ATP transfer amount is greater than or equal to the minimum transfer amount, the ATP transfer will be processed.

The following are examples of transactions under the ATP:

---------------------------------------------------------------
                  EXAMPLE 1       EXAMPLE 2       EXAMPLE 3
---------------------------------------------------------------
CONTRACT RATIO  17.5%           27%             35%

---------------------------------------------------------------
VALUATION DAY   4th contract    5th contract    6th contract
                anniversary     anniversary     anniversary

---------------------------------------------------------------
TRANSFER POINTS Minimum = 18%   Minimum = 20%   Minimum = 22%
                Maximum = 28%   Maximum = 30%   Maximum = 32%

---------------------------------------------------------------
INVESTMENT      Option A        Option B        Option B
ELECTION
---------------------------------------------------------------
ASSUMPTIONS     account value   account value   account value
                = $100,000      = $100,000      = $100,000
                AXA Ultra       AXA Ultra       AXA Ultra
                Conservative    Conservative    Conservative
                Strategy        Strategy        Strategy
                investment      investment      investment
                option =        option =        option =
                $40,000         $40,000         $40,000
                guaranteed      Special DCA     Special DCA
                interest        program =       program =
                option =        $20,000         $20,000
                $10,000
                Special DCA
                program =
                $20,000

---------------------------------------------------------------
TRANSFER POINT  Contract ratio  Contract ratio  Contract ratio
VALUATION       is less than    is greater      is greater
                the minimum     than minimum    than maximum
                transfer point  but less than   transfer point
                therefore, all  maximum         therefore, all
                amounts must    transfer        amounts that
                be moved out    point. Must     are not in the
                of the AXA      determine       guaranteed
                Ultra           amount to move  interest
                Conservative    in or out of    option or a
                Strategy        AXA Ultra       Special DCA
                investment      Conservative    program must
                option          Strategy        be moved into
                                investment      the AXA Ultra
                                option if       Conservative
                                necessary.      Strategy
                                                investment
                                                option.

---------------------------------------------------------------
ATP%            0%              (0.27 - 0.2) /  100%
(Contract                       0.1 = 0.7 OR
Ratio - Minimum                 70%
Transfer
Point) / 0.2

---------------------------------------------------------------
ATP AMOUNT      (0*$100,000) -  (0.7 *          (1*$100,000) -
(ATP% * AV) -   $10,000 -       $100,000) -     $20,000 =
guaranteed      $20,000 =       $20,000 =       $80,000
inter-est       -$30,000,       $50,000
option -        (cannot be
Special DCA     less than $0)
pro-gram        ATP Amount = $0
---------------------------------------------------------------
TRANSFER AMOUNT $0 - $40,000 =  SCENARIO 1 -    $80,000 -
(ATP Amount) -  -$40,000,       USING CURRENT   $40,000 =
(account value  (transferred    ASSUMPTIONS:    $40,000
currently in    out of the AXA  $50,000 -       (transferred
AXA Ultra       Ultra           $40,000 =       into the AXA
Conservative    Conservative    $10,000         Ultra
Strategy        Strategy        (transferred    Conservative
investment      investment      into the AXA    Strategy
option)         option)         Ultra           investment
                                Conservative    option)
                                Strategy
                                investment
                                option.)

                                SCENARIO 2 -
                                IF CURRENT
                                AMOUNT IN AXA
                                ULTRA
                                CONSERVATIVE
                                STRATEGY
                                INVESTMENT
                                OPTION =
                                $65,000
                                INSTEAD OF
                                $40,000:
                                $50,000 -
                                $65,000 =
                                -$15,000
                                (transferred
                                out of the AXA
                                Ultra
                                Conservative
                                Strategy
                                investment
                                option.)
---------------------------------------------------------------

APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR GUARANTEED BENEFITS VIII-3

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your variable investment options. No amounts will be transferred out of the guaranteed interest option or a Special DCA program. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the investment options included in your contract's allocation instructions other than the guaranteed interest
option. Any amounts that would have been allocated to the guaranteed interest option will be prorated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option and the Special
DCA program as a result of any ATP transfer.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle
ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. Cancellation of any dollar cost averaging program will not trigger an off cycle ATP transfer. For the purposes of the off cycle valuation only, the ATP transfer amount formula will use the account value as of the previous business day. Off cycle valuations will use the transfer points for the most recent valuation day.

ATP EXIT OPTION

When the ATP exit option is processed your guaranteed benefit base(s) will be adjusted as follows:

  New Benefit Base =  (1- 3%) X A   _ D
                      -------------
                       1 - B + C

   WHERE:

  New Benefit Base =  The new value that the Roll-up benefit base and Highest
                      Anniversary Value benefit base (if applicable) will be
                      ad-justed to if this value is less than the current
                      value of the respective benefit bases.

   A =  The account value as of the day prior to the ATP exit option.

   B =  The [interpolated] minimum transfer point as of the next valuation day.

   C =  The total rider charge percentage for both the GMIB and GMDB benefits.

   D =  The prorated Roll-up amount from the last contract date anniversary to the next valuation day plus the prorated Roll-up amount for contributions and transfers in that contract year as of the next valuation day minus the contract year-to-date withdrawals up to the
        Annual withdrawal amount.

  3% =  cushion in investment performance to decrease the probability of an
        ATP transfer on the upcoming valuation day.

For example, the ATP exit option is processed during the seventh month of the fifth ATP year. In the current ATP year, the number of completed months is six.
The minimum transfer point is 19%, which is derived by interpolating the fourth
ATP year anniversary minimum transfer point and the fifth ATP year anniversary minimum transfer point [=(18%+20%)/2]. The cushion is 3%. Assume that your account value is $100,000, Highest Anniversary Value benefit base is $110,000,
Roll-up benefit base is $130,000 and the Roll-up rate is the 5% Annual Roll-up rate. Note that the benefit base for the GMIB is the Roll-up benefit base
($130,000) and that the benefit base for the "Greater of" GMDB ($130,000) is the greater of the Highest Anniversary Value benefit base ($110,000) and the
Roll-up benefit base ($130,000). Also assume that no withdrawal has been taken in this contract year and that the pro-rated Roll-up amount (net of withdrawals) is $3,250 (=5%X$130,000X6/12 - 0).

When the ATP exit option is processed, the new benefit base is:

  New benefit base =  (1- 3%) X 100,000   _ 3,250              = $113,197
                      -------------------
                       1 - 0.19 + 0.023

Your Highest Anniversary Value benefit base stays at the current value
($110,000), as the new benefit base ($113,197) is greater than your current
Highest Anniversary Value benefit base. Your Roll-up benefit base is adjusted to the new benefit base ($113,197), as the new benefit base is less than your current Roll-up benefit base. Accordingly, the new Roll-up benefit base for your GMIB is $113,197. Your "Greater of" GMDB is also adjusted to the new benefit base of $113,197, as it is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up benefit base ($113,197).

VIII-4 APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR GUARANTEED BENEFITS

Appendix IX: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Accumulator(R)
Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Regardless of the state, the rate initially set on an outstanding loan cannot be changed.

STATES WHERE CERTAIN ACCUMULATOR(R) SERIES CONTRACTS' FEATURES AND/OR BENEFITS
ARE NOT AVAILABLE OR VARY:

------------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------
ARIZONA     See "Contract features and          If you reside in the state of
            benefits"--"Your right to cancel    Arizona and you purchased
            within a certain number of days"    your contract as a
                                                replacement for a different
                                                variable annuity contract or
                                                you are age 65 or older at
                                                the time the contract is
                                                issued, you may return your
                                                variable annuity contract
                                                within 30 days from the date
                                                that you receive it and
                                                receive a refund of account
                                                value. This is also referred
                                                to as the "free look" period.
------------------------------------------------------------------------------
CALIFORNIA  See "We require that the following  You are not required to use
            types of communications be on       our forms when making a
            specific forms we provide for that  transaction request. If a
            purpose (and submitted in the       written request contains all
            manner that the forms specify)" in  the information required to
            "Who is AXA Equitable" and "Effect  process the request, we will
            of Excess withdrawals" in           honor it. Although you are
            "Contract features and benefits"    not required to use our
                                                withdrawal request form, if
                                                you do not specify whether we
                                                should process a withdrawal
                                                that results in an Excess
                                                withdrawal, and the
                                                transaction results in an
                                                Excess withdrawal, we will
                                                not process that request.

            See "Your right to cancel within a  If you reside in the state of
            certain number of days" in          California and you are age 60
            "Contract features and benefits"    or older at the time the
                                                contract is issued, you may
                                                return your Accumulator(R)
                                                Series contract within 30
                                                days from the date that you
                                                receive it and receive a
                                                refund as described below.
                                                This is also referred to as
                                                the "free look" period.

                                                If you allocate your entire
                                                initial contribution to the
                                                EQ/ Money Market variable
                                                investment option (and/or
                                                guaranteed interest option,
                                                if available), the amount of
                                                your refund will be equal to
                                                your contribution, unless you
                                                make a transfer, in which
                                                case the amount of your
                                                refund will be equal to your
                                                account value on the date we
                                                receive your request to
                                                cancel at our processing
                                                office. This amount could be
                                                less than your initial
                                                contribution. If you allocate
                                                any portion of your initial
                                                contribution to the variable
                                                investment options (other
                                                than the EQ/Money Market
                                                variable investment option),
                                                your refund will be equal to
                                                your account value on the
                                                date we receive your request
                                                to cancel at our processing
                                                office.

                                                If you elect the GMIB, the
                                                ATP will commence on the
                                                valuation day of your second
                                                monthiversary.

                                                "RETURN OF CONTRIBUTION" FREE
                                                LOOK TREATMENT AVAILABLE
                                                THROUGH CERTAIN SELLING
                                                BROKER-DEALERS
------------------------------------------------------------------------------

APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS IX-1

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
CALIFORNIA                                       Certain selling broker-dealers
(CONTINUED)                                      offer an allocation method
                                                 designed to preserve your right to
                                                 a return of your contributions
                                                 during the free look period. At
                                                 the time of application, you will
                                                 instruct your financial
                                                 professional as to how your
                                                 initial contribution and any
                                                 subsequent contributions should be
                                                 treated for the purpose of
                                                 maintaining your free look right
                                                 under the contract. Please consult
                                                 your financial professional to
                                                 learn more about the availability
                                                 of "return of contribution" free
                                                 look treatment.

                                                 If you choose "return of
                                                 contribution" free look treatment
                                                 of your contract, we will allocate
                                                 your entire contribution and any
                                                 subsequent contributions made
                                                 during the 40-day period following
                                                 the contract date, to the EQ/Money
                                                 Market investment option. In the
                                                 event you choose to exercise your
                                                 free look right under the
                                                 contract, you will receive a
                                                 refund equal to your contributions.

                                                 If you choose the "return of
                                                 contribution" free look treatment
                                                 and your contract is still in
                                                 effect on the 40th day (or next
                                                 Business Day) following the
                                                 contract date, we will
                                                 automatically reallocate your
                                                 account value to the investment
                                                 options chosen on your application.

                                                 Any transfers made prior to the
                                                 expiration of the 30-day free look
                                                 will terminate your right to
                                                 "return of contribution" treatment
                                                 in the event you choose to
                                                 exercise your free look right
                                                 under the contract. Any transfer
                                                 made prior to the 40th day
                                                 following the contract date will
                                                 cancel the automatic reallocation
                                                 on the 40th day (or next business
                                                 day) following the contract date
                                                 described above. If you do not
                                                 want AXA Equitable to perform this
                                                 scheduled one-time re-allocation,
                                                 you must call one of our customer
                                                 service representatives at 1 (800)
                                                 789-7771 before the 40th day
                                                 following the contract date to
                                                 cancel.

             See "Disability, terminal illness,  The withdrawal charge waivers
             or confinement to a nursing home"   under items (i) and (iii) do not
             under "Withdrawal charge" in        apply.
             "Charges and expenses"

             See "Transfers of ownership,        Guaranteed benefits do not
             collateral assignments, loans and   terminate upon a change of owner
             borrowing" in "More Information"    or absolute assignment of the
                                                 contract. guaranteed benefits will
                                                 continue to be based on the
                                                 original measuring life (i.e.,
                                                 owner, older joint owner,
                                                 annuitant, older joint annuitant).
------------------------------------------------------------------------------------
CONNECTICUT  See "Charge for each additional     The charge for transfers does not
             transfer in excess of 12 transfers  apply.
             per contract year" in "Fee table"
             and "Transfer charge" in "Charges
             and expenses"

             See "Credits" (For Series CP(R)     The following situation in which
             contracts only) in "Contract        we would normally recover the
             features and benefits" and "Your    credits does not apply:
             annuity payout options" in          If you start receiving annuity
             "Accessing your money"              payments within three years of
                                                 making any contribution, we will
                                                 recover the credit that applies to
                                                 any contribution made within the
                                                 prior three years.

                                                 As a result of this, we will apply
                                                 the contract's cash value, not the
                                                 account value, to the
                                                 supplementary contract for the
                                                 periodic payments.
------------------------------------------------------------------------------------

IX-2 APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
CONNECTICUT                                      Credits applied to contributions
(CONTINUED)                                      made within one year of death of
                                                 the owner (or older joint owner,
                                                 if applicable) will not be
                                                 recovered. However, any applicable
                                                 contract withdrawal charges will
                                                 continue to apply to those
                                                 contributions. The 10% free
                                                 withdrawal amount does not apply
                                                 when calculating the withdrawal
                                                 charges applicable to the payment
                                                 of a death benefit.

             See "Withdrawal charge" in          FOR SERIES CP(R) CONTRACTS:
             "Charges and expenses"
                                                 Since credits applied to
                                                 contributions cannot be recovered,
                                                 withdrawal charges apply to
                                                 amounts associated with a credit.

             See "Disability, terminal illness,  FOR SERIES B, CP(R) AND L
             or confinement to a nursing home"   CONTRACTS:
             under "Withdrawal charge" in
             "Charges and expenses"              The withdrawal charge waiver under
                                                 item (i) does not apply.

                                                 FOR SERIES CP(R) CONTRACTS:

                                                 The withdrawal charge waivers
                                                 under items (ii) and (iii) do not
                                                 apply in the first contract year.

             See "Transfers of ownership,        The following is added to this
             collateral assignments, loans and   section:
             borrowing" in "More information"
                                                 Your contract cannot be assigned
                                                 to an institutional investor or
                                                 settlement company, either
                                                 directly or indirectly.
------------------------------------------------------------------------------------
FLORIDA      See "How you can purchase and       The second sentence in the third
             contribute to your contract" in     paragraph of this section
             "Contract features and benefits"    regarding the $2,500,000
                                                 limitation on contributions is
                                                 deleted. The remainder of this
                                                 section is unchanged.

             See "Credits" in "Contract          The following information replaces
             features and benefits" (For Series  the second bullet of the final set
             CP(R) contracts only)               of bullets in this section:
                                                 .   You may annuitize your
                                                     contract after twelve months,
                                                     however, if you elect to
                                                     receive annuity payments
                                                     within five years of the
                                                     contract date, we will recover
                                                     the credit that applies to any
                                                     contribution made in that five
                                                     years. If you start receiving
                                                     annuity payments after five
                                                     years from the contract date
                                                     and within three years of
                                                     making any contribution, we
                                                     will recover the credit that
                                                     applies to any contribution
                                                     made within the prior three
                                                     years.

             See "Your right to cancel within a  If you reside in the state of
             certain number of days" in          Florida and you are age 65 or
             "Contract features and benefits"    older at the time the contract is
                                                 issued, you may cancel your
                                                 variable annuity contract and
                                                 return it to us within 21 days
                                                 from the date that you receive it.
                                                 You will receive an unconditional
                                                 refund equal to the cash surrender
                                                 value provided in the annuity
                                                 contract, plus any fees or charges
                                                 deducted from the contributions or
                                                 imposed under the contract.

                                                 If you reside in the state of
                                                 Florida and you are age 64 or
                                                 younger at the time the contract
                                                 is issued, you may cancel your
                                                 variable annuity contract and
                                                 return it to us within 14 days
                                                 from the date that you receive it.
                                                 You will receive an unconditional
                                                 refund equal to your
                                                 contributions, including any
                                                 contract fees or charges.

             See "Selecting an annuity payout    The following sentence replaces
             option" under "Your annuity payout  the first sentence of the second options" in "Accessing your money"  paragraph in this section:

                                                 You can choose the date annuity
                                                 payments begin but it may not be
                                                 earlier than twelve months from
                                                 the Accumulator(R) Series contract
                                                 date.
------------------------------------------------------------------------------------

APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS IX-3

-----------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------------------
FLORIDA      See "Special service charges" in    The charge for a third-party
(CONTINUED)  "Charges and expenses"              transfer or exchange applies to
                                                 any transfer or exchange of your
                                                 contract, even if it is to another
                                                 contract issued by AXA Equitable.

             See "Withdrawal charge" in          If you are age 65 or older at the
             "Charges and expenses"              time your contract is issued, the
                                                 applicable withdrawal charge will
                                                 not exceed 10% of the amount
                                                 withdrawn.

             See "Misstatement of age" in "More  After the second contract date
             information"                        anniversary, an optional
                                                 Guaranteed minimum death benefit
                                                 may not be revoked for
                                                 misstatement of age.

             See "Transfers of ownership,        The second paragraph in this
             collateral assignments, loans and   section is deleted in its entirety
             borrowing" in "More information"    and replaced with the following:

                                                 Any guaranteed benefit in effect
                                                 will terminate in all
                                                 circumstances if you change
                                                 ownership of the contract. Please
                                                 speak with your financial
                                                 professional for further
                                                 information.
-----------------------------------------------------------------------------------------
ILLINOIS     See "Credits" in "Contract          The following information replaces
             features and benefits" (for Series  the second bullet of the final set
             CP/SM/ contracts only)              of bullets in this section:

                                                 You may annuitize your contract
                                                 after twelve months, however, if
                                                 you elect to receive annuity
                                                 payments within five years of the
                                                 contract date, we will recover the
                                                 credit that applies to any
                                                 contribution made in the first
                                                 five years. If you start receiving
                                                 annuity payments after five years
                                                 from the contract date and within
                                                 three years of making any
                                                 contribution, we will recover the
                                                 credit that applies to any
                                                 contribution made within the prior
                                                 three years.

             See "Selecting an annuity payout    The following sentence replaces
             option" under "Your annuity payout  the first sentence of the second options" in "Accessing your money"  paragraph in this section:

                                                 You can choose the date annuity
                                                 payments begin but it may not be
                                                 earlier than twelve months from
                                                 the Accumulator(R) Series contract date.

             Notice to all Illinois contract     Illinois law provides that a
             owners                              spouse in a civil union and a
                                                 spouse in a marriage are to be
                                                 treated identically. For purposes
                                                 of your contract, when we use the
                                                 term "married", we include
                                                 "parties to a civil union" and
                                                 when we use the word "spouse" we
                                                 include "parties to a civil
                                                 union". While civil union spouses
                                                 are afforded the same rights as
                                                 married spouses under Illinois
                                                 law, tax-related advantages such
                                                 as spousal continuation are
                                                 derived from federal tax law.
                                                 Illinois' Civil Union Law does not
                                                 and cannot alter federal law. The
                                                 federal Defense of Marriage Act
                                                 excludes civil unions and civil
                                                 union partners from the meaning of
                                                 the word "marriage" or "spouse" in
                                                 all federal laws. Therefore, a
                                                 civil union spouse does not
                                                 qualify for the same tax
                                                 advantages provided to a married
                                                 spouse under federal law,
                                                 including the tax benefits
                                                 afforded to the surviving spouse
                                                 of an owner of an annuity contract
                                                 or any rights under specified
                                                 tax-favored savings or retirement
                                                 plans or arrangements.
-----------------------------------------------------------------------------------------
MONTANA      Premium Tax                         There are no premium taxes in
                                                 Montana.
-----------------------------------------------------------------------------------------
NEW YORK     Earnings enhancement benefit        Not Available

             See "Greater of" GMDB in            The "Greater of" GMDB I and
             "Definitions of key terms", in      "Greater of" GMDB II are not
             "Guaranteed minimum death           available. All references to these
             benefits" and throughout this       benefits should be deleted in
             Prospectus.                         their entirety.

             See "Guaranteed interest option"    FOR SERIES CP(R) CONTRACTS ONLY:
             under "What are your investment
             options under the contract?" in     The Guaranteed interest option is
             "Contract features and benefits"    not available.
-----------------------------------------------------------------------------------------

IX-4 APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
NEW YORK     See "Dollar cost averaging" in      FOR SERIES CP(R) CONTRACTS ONLY:
(CONTINUED)  "Contract features and
             benefits"                           Investment Simplifier is not
                                                 available.

             See "Guaranteed minimum income      The issue ages for owners who
             benefit" and "Guaranteed minimum    elect the Highest Anniversary
             death benefits" in                  Value death benefit with a GMIB
             "Contract features and benefits"    are 25-75 for all Series except
                                                 Series CP(R) (25-70). The issue
                                                 ages for owners who elect the
                                                 Highest Anniversary Value death
                                                 benefit without a GMIB are 0-75
                                                 for all Series except Series CP(R)
                                                 (0-70). The issue ages for owners
                                                 who elect the Return of Principal
                                                 death benefit with a GMIB are
                                                 25-80 for all Series except Series
                                                 CP(R) (25-70). The issue ages for
                                                 owners who elect the Return of
                                                 Principal death benefit without a
                                                 GMIB are 0-85 for all Series
                                                 except Series CP(R) (0-70).

             See "Credits" in "Contract          FOR SERIES CP(R) CONTRACTS ONLY:
             features and benefits"
                                                 If the owner (or older joint
                                                 owner, if applicable) dies during
                                                 the one-year period following our
                                                 receipt of a contribution to which
                                                 a credit was applied, we will
                                                 recover all or a portion of the
                                                 amount of such Credit from the
                                                 account value, based on the number
                                                 of full months that elapse between
                                                 the time we receive the
                                                 contribution and the owner's (or
                                                 older joint owner's, if
                                                 applicable) death, as follows:
                                                Number of                   Percentage of
                                                 Months                        Credit
                                                 ------                        ------
                                                    1                           100%
                                                    2                            99%
                                                    3                            98%
                                                    4                            97%
                                                    5                            96%
                                                    6                            95%
                                                    7                            94%
                                                    8                            93%
                                                    9                            92%
                                                   10                            91%
                                                   11                            90%
                                                   12                            89%
                                                We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

  See "The amount applied to purchase an        The amount applied to the annuity benefit is the greater of
  annuity payout option" in "Accessing your     the cash value or 95% of what the account value would be
  money"                                        if no withdrawal charge applied.

  See "Selecting an annuity payout option" in   FOR SERIES CP(R) CONTRACTS ONLY:
  "Accessing your money"
                                                The earliest date annuity payments may begin is 13 months
                                                from the issue date.

  See "Charges and expenses"                    Deductions of charges from the guaranteed interest
                                                option are not permitted.

                                                The charge for third-party transfer or exchange does not
                                                apply.

                                                The check preparation charge does not apply.
-----------------------------------------------------------------------------------------------------------

APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS IX-5

---------------------------------------------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS                         AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------
NEW YORK      See "Disability, terminal illness, or         Item (i) is deleted and replaced with the following: An
(CONTINUED)   confinement to a nursing home"                owner (or older joint owner, if applicable) has
                                                            qualified to receive Social Security disability benefits
                                                            as certified by the Social Security Administration or
                                                            meets the definition of a total disability as specified
                                                            in the contract. To qualify, a re-certification
                                                            statement from a physician will be required every 12
                                                            months from the date disability is determined.

              See "Transfers of ownership, collateral       Collateral assignments are not limited to the period
              assignments, loans and borrowing" in "More    prior to the first contract date anniversary. You may
              information"                                  assign all or a portion of your NQ contract at any time,
                                                            pursuant to the terms described in this Prospectus.
---------------------------------------------------------------------------------------------------------------------
NORTH DAKOTA  See "Your right to cancel within a certain    You may cancel your variable annuity contract and return
              number of days" in "Contract features and     it to us within 20 days from the date you receive it.
              benefits"                                     You will receive an unconditional refund equal to your
                                                            contributions, including any contract fees or charges.
---------------------------------------------------------------------------------------------------------------------

OREGON        Notice to all Oregon contract owners          When we use the term "spouse" we include "parties to a
                                                            civil union".
              See "How you can purchase and contribute to
              your contract" in "Contract features and      We may not discontinue the acceptance of contributions.
              benefits"

              See "Credits" in "Contract features and       The last sentence in the second full paragraph is
              benefits" (for Series CP(R) contracts only)   deleted. A credit will be applied in connection with a
                                                            partial conversion of a traditional IRA contract to a
                                                            Roth IRA contract.

              See "Lifetime required minimum distribution   The following replaces the third paragraph:
              withdrawals" under "Withdrawing your account  We generally will not impose a withdrawal charge on
              value" in "Accessing your money"              minimum distribution withdrawals even if you are not
                                                            enrolled in our automatic RMD service, except if, when
                                                            added to a lump sum withdrawal previously taken in the
                                                            same contract year, the minimum distribution withdrawals
                                                            exceed the 10% free withdrawal amount. In order to avoid
                                                            a withdrawal charge in connection with minimum
                                                            distribution withdrawals outside of our automatic RMD
                                                            service, you must notify us using our request form. Such
                                                            minimum distribution withdrawals must be based solely on
                                                            your contract's account value.

              See "Your annuity payout options" in          You may not annuitize your contract while your contract
              "Accessing your money"                        is subject to withdrawal charges. Once withdrawal
                                                            charges no longer apply to your contract, you can choose
                                                            the date annuity payments begin.

              See "Misstatement of age" in "More            The following replaces the first paragraph:
              information"                                  If the age of any person upon whose life an optional
                                                            Guaranteed minimum death benefit depends has been
                                                            misstated, any benefits will be those which would have
                                                            been purchased at the correct age. Therefore, if an
                                                            optional Guaranteed minimum death benefit rider was
                                                            elected by such person, the optional Guaranteed minimum
                                                            death benefit rider will be adjusted based on the
                                                            correct age. If the Roll-up benefit base on the date of
                                                            your death was based on an age that is later found not
                                                            to be correct, and based on the correct age you would
                                                            not have been eligible for this benefit. We will reduce
                                                            the Roll-up benefit base by 2% for each contract year
                                                            ending before the date of death and the contract date.
---------------------------------------------------------------------------------------------------------------------

IX-6 APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS                         AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------------------------------------
PUERTO RICO  IRA and Roth IRA                              Available for direct rollovers from U.S. source 401(a)
                                                           plans and direct transfers from the same type of U.S.
                                                           source IRAs

             QP (Defined Benefit) contracts                Not Available

             See "How you can purchase and contribute to   Specific requirements for purchasing QP contracts in
             your contract" in "Contract features and      Puerto Rico are outlined below in "Purchase
             benefits" (For Series B, Series CP(R) and     considerations for QP (Defined Contribution) contracts
             Series L contracts only)                      in Puerto Rico".

             See "Exercise rules" under "Guaranteed        Exercise restrictions for the GMIB on a Puerto Rico QPDC
             minimum income benefit ("GMIB")" in           contract are described below, under "Purchase
             "Contract features and benefits" (For Series  considerations for QP (Defined Contribution) contracts
             B, Series CP(R) and Series L contracts only)  in Puerto Rico", and in your contract.

             See "Transfers of ownership, collateral       Transfers of ownership of QP contracts are governed by
             assignments, loans and borrowing" in "More    Puerto Rico law. Please consult your tax, legal or plan
             information" (For Series B, Series CP(R) and  advisor if you intend to transfer ownership of your
             Series L contracts only)                      contract.

             "Purchase considerations for QP (Defined      PURCHASE CONSIDERATIONS FOR QP (DEFINED CONTRIBUTION)
             Contribution) contracts in Puerto Rico" --    CONTRACTS IN PUERTO RICO:
             this section replaces "Appendix III:          Trustees who are considering the purchase of an
             Purchase considerations for QP contracts" in  Accumulator(R) Series QP contract in Puerto Rico should
             your Prospectus.                              discuss with their tax, legal and plan advisors whether
                                                           this is an appropriate investment vehicle for the
                                                           employer's plan. Trustees should consider whether the
                                                           plan provisions permit the investment of plan assets in
                                                           the QP contract, the GMIB and other guaranteed benefits,
                                                           and the payment of death benefits in accordance with the
                                                           requirements of Puerto Rico income tax rules. The QP
                                                           contract and this Prospectus should be reviewed in full,
                                                           and the following factors, among others, should be noted.

                                                           LIMITS ON CONTRACT OWNERSHIP:
                                                           .   The QP contract is offered only as a funding vehicle
                                                               to qualified plan trusts of single participant
                                                               defined contribution plans that are tax-qualified
                                                               under Puerto Rico law, not United States law. The
                                                               contract is not available to US qualified plans or
                                                               to defined benefit plans qualifying under Puerto
                                                               Rico law.
                                                           .   The QP contract owner is the qualified plan trust.
                                                               The annuitant under the contract is the
                                                               self-employed Puerto Rico resident, who is the sole
                                                               plan participant.
                                                           .   This product should not be purchased if the
                                                               self-employed individual anticipates having
                                                               additional employees become eligible for the plan.
                                                               We will not allow additional contracts to be issued
                                                               for participants other than the original business
                                                               owner.
                                                           .   If the business that sponsors the plan adds another
                                                               employee, no further contributions may be made to
                                                               the contract. If the employer moves the funds to
                                                               another funding vehicle that can accommodate more
                                                               than one employee, this move could result in
                                                               surrender charges, if applicable, and the loss of
                                                               guaranteed benefits in the contract.

                                                           LIMITS ON CONTRIBUTIONS:
                                                           .   All contributions must be direct transfers from
                                                               other investments within an existing qualified plan
                                                               trust.
                                                           .   Employer payroll contributions are not accepted.
                                                           .   Only one additional transfer contribution may be
                                                               made per contract year.
--------------------------------------------------------------------------------------------------------------------

APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS IX-7

--------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS                         AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------------------------------------
PUERTO RICO                                                .   Checks written on accounts held in the name of the
(CONTINUED)                                                    employer instead of the plan or the trustee will not
                                                               be accepted.
                                                           .   As mentioned above, if a new employee becomes
                                                               eligible for the plan, the trustee will not be
                                                               permitted to make any further contributions to the
                                                               contract established for the original business owner.

                                                           LIMITS ON PAYMENTS:
                                                           .   Loans are not available under the contract.
                                                           .   All payments are made to the plan trust as owner,
                                                               even though the plan participant/annuitant is the
                                                               ultimate recipient of the benefit payment.
                                                           .   AXA Equitable does no tax reporting or withholding
                                                               of any kind. The plan administrator or trustee will
                                                               be solely responsible for performing or providing
                                                               for all such services.
                                                           .   AXA Equitable does not offer contracts that qualify
                                                               as IRAs under Puerto Rico law. The plan trust will
                                                               exercise the GMIB and must continue to hold the
                                                               supplementary contract for the duration of the GMIB
                                                               payments.

                                                           PLAN TERMINATION:
                                                           .   If the plan participant terminates the business, and
                                                               as a result wishes to terminate the plan, the trust
                                                               would have to be kept in existence to receive
                                                               payments. This could create expenses for the plan.
                                                           .   If the plan participant terminates the plan and the
                                                               trust is dissolved, or if the plan trustee (which
                                                               may or may not be the same as the plan participant)
                                                               is unwilling to accept payment to the plan trust for
                                                               any reason, AXA Equitable would have to change the
                                                               contract from a Puerto Rico QP to NQ in order to
                                                               make payments to the individual as the new owner.
                                                               Depending on when this occurs, it could be a taxable
                                                               distribution from the plan, with a potential tax of
                                                               the entire account value of the contract. Puerto
                                                               Rico income tax withholding and reporting by the
                                                               plan trustee could apply to the distribution
                                                               transaction.
                                                           .   If the plan trust is receiving GMIB payments and the
                                                               trust is subsequently terminated, transforming the
                                                               contract into an individually owned NQ contract, the
                                                               trustee would be responsible for the applicable
                                                               Puerto Rico income tax withholding and reporting on
                                                               the present value of the remaining annuity payment
                                                               stream.
                                                           .   AXA Equitable is a U.S. insurance company, therefore
                                                               distributions under the NQ contract could be subject
                                                               to United States taxation and withholding on a
                                                               "taxable amount not determined" basis.
--------------------------------------------------------------------------------------------------------------------

IX-8 APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS                         AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------------------------------------
PUERTO RICO  Tax Information--"Special rules for NQ        Income from NQ contracts we issue is U.S. source. A
(CONTINUED)  contracts"                                    Puerto Rico resident is subject to U.S. taxation on such
                                                           U.S. source income. Only Puerto Rico source income of
                                                           Puerto Rico residents is excludable from U.S. taxation.
                                                           Income from NQ contracts is also subject to Puerto Rico
                                                           tax. The calculation of the taxable portion of amounts
                                                           distributed from a contract may differ in the two
                                                           jurisdictions. Therefore, you might have to file both
                                                           U.S. and Puerto Rico tax returns, showing different
                                                           amounts of income from the contract for each tax return.
                                                           Puerto Rico generally provides a credit against Puerto
                                                           Rico tax for U.S. tax paid. Depending on your personal
                                                           situation and the timing of the different tax
                                                           liabilities, you may not be able to take full advantage
                                                           of this credit.
--------------------------------------------------------------------------------------------------------------------

APPENDIX IX: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS IX-9

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                             PAGE

Who is AXA Equitable?                                         2

Unit Values                                                   2

Custodian and Independent Registered Public Accounting Firm   2

Distribution of the Contracts                                 2

Financial Statements                                          2

HOW TO OBTAIN AN ACCUMULATOR(R) SERIES STATEMENT OF ADDITIONAL INFORMATION FOR
SEPARATE ACCOUNT NO. 70

Send this request form to:
  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

----------------------------------------------------------------------------------
Please send me an Accumulator(R) Series SAI for SEPARATE ACCOUNT NO. 70
dated   .
----------------------------------------------------------------------------------
Name
----------------------------------------------------------------------------------
Address
----------------------------------------------------------------------------------
City                                                                   State  Zip

Accumulator(R) 13.0